26


06015525

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FILE NO. 82- 34674 FISCAL YEAR 3-31-06

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DAT : 7/27/06

Annual Report 2006



82-34674

RECEIVED
2006 JUL 26 P 3:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3-31-06
AR/S

It's all about knowing where to go

Yell Group PLC

The book
The web
The phone

The channel doesn't matter. Neither does the time nor the place. The important thing is that whatever people want, they can find it with Yell.

We will be the best business information bridge between buyers and sellers.



Yellow Pages
Connecting UK buyers and sellers for 40 years



Yellow Book
835 directories across 46 US states



Yell.com
Available via PC and mobile



Yellowbook.com
1.4 million online adverts



Yellow Pages 118 24 7
UK operator-assisted classified telephone directory service



Business Pages
Nine UK-wide printed business-to-business directories

How to find your way around this document

Operating and Financial Review

Headline Figures

Full year results to 31 March

UK printed products unique advertisers


2005
478,000
2006
462,000

Group revenue (£m)


2005
1,285
2006
1,621

Yellow Book unique advertisers


2005
455,000
2006
489,000

Group adjusted EBITDA (£m)


2005
393
2006
503

TransWestern unique advertisers


2006
133,000

Operating cash flow (£m)


2005
347
2006
447

Yell.com searchable advertisers


2005
141,000
2006
174,000

Adjusted diluted earnings per share (pence)


2005
26.2
2006
32.8

Yellowbook.com advertisements online


2005
562,000
2006
1,415,000

Statutory Group Accounting Figures*

Full year results to 31 March

	2005	**2006**
Revenue (£m)	1,285	**1,621**
Operating profit (£m)	328	**450**
Profit after tax (£m)	163	**212**
Cash generated from operations (£m)	358	**412**
Diluted earnings per share (pence)	22.9	**29.7**

*All statutory financial information in this document is presented in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union unless specified otherwise.

Share Price Performance


% Change
100
80
60
40
20
0
Yell Group
FTSE 100
Aug 2003
Nov 2003
Feb 2004
May 2004
Aug 2004
Nov 2004
Feb 2005
May 2005
Aug 2005
Nov 2005
Feb 2006
May 2006

Dividends

Proposed final dividend 10.2 pence per share
The interim dividend was 5.1 pence per share

Chairman's Statement

Another strong set of results allows us to increase dividends, once again.



Bob Scott
Chairman

I am pleased to welcome you to the Yell Group plc Annual Report for the financial year ended 31 March 2006 – a special year in which our US Yellow Book directories celebrated 75 years, and our UK Yellow Pages directories 40 years. In the US we now represent almost 60% of the independent classified directories sector, and globally we are the third largest directory publisher.

In May 2006, we launched an offer to purchase Telefónica Publicidad e Información, S.A. (TPI) the leading Spanish telephone directory provider. This acquisition, once closed, will give us a foothold in mainland Europe and South America – substantial and complementary extensions to Yell's existing business.

This has been another year of achievement across all areas of our business. Group revenue grew 26% to £1,621 million, and adjusted EBITDA grew 28% to £503 million. Operating cash flow increased by 29% to £447 million and our adjusted diluted earnings per share increased by 25% to 32.8 pence per share.

Our UK business continued to grow, driven primarily by Yell.com. Although our UK Yellow Pages directories are subject to regulatory undertakings, we continued to grow printed product revenues, testimony to the value our printed products deliver both to our advertisers and our users.

I am disappointed to note that the Competition Commission has delayed its inquiry into classified advertising services and is not expected to report until the autumn, compared to an original date of June 2006.

In the US, we maintained our rapid growth, both through growth of our existing markets and through acquisitions. In July we completed the acquisition of TransWestern Publishing, expanding our footprint to 46 states. This consolidates our position as a national directory provider and takes our total number of US directories to 835.

Alongside the financial growth of our business, we have continued to develop our integrated Governance and Responsibility programme. Notable milestones include the launch of the Yell Group Code of Ethics and, in a time of growing concern for the environment, the publication of our climate change policy.

Our UK business became one of only 24 UK companies to be awarded Investors in People 'Champion' status and in the US, Yellow Book was once again voted 'one of the top 50 companies to sell for'. Both achievements exemplify the excellence of our approach to people management and development.

In January 2006, we were acknowledged as one of the world's most sustainable businesses through inclusion in the Global 100 compiled by Innovest and Morgan Stanley. In March 2006 we were also included in the FTSE4Good index.

The success of the Yell Group is attributable to the talent of our people, and we now have more than 11,500 people across the UK and US, 7,800 of whom are directly involved with selling to our customers. I would like to take this opportunity, on behalf of the Board, to thank them for their hard work, commitment and achievements during the year.

I am pleased to welcome Richard Hooper to Yell as a new non-executive director. Richard brings a wealth of knowledge from the private and public sectors, and is widely recognised for his substantial experience in the communications industry. I am sure he will make a very valuable contribution to the continued success of our business.

In November we announced an interim dividend of 5.1 pence per share. I am pleased to announce that the Board is recommending a final dividend of 10.2 pence per share. This will bring the total dividend for the year to 15.3 pence per share, a 21% increase over the previous year.

Our Annual General Meeting will be held on 20 July 2006 at 11 am. At the end of this report you will find the Notice of AGM which gives full details of the meeting and the resolutions on which I ask you to vote. I look forward to meeting as many of you as possible at the meeting.

Bob Scott

Bob Scott
Chairman

How will you continue to 'win, keep and grow' advertisers in the UK?

Can you grow Yellowbook.com in the same way as you have grown Yell.com?

What are your arguments against further regulation?

What is the emphasis on organic vs acquisition for growth in the US?

What are the benefits of the TransWestern acquisition?

Chief Executive Officer's Review

Excellent results from Yell.com and a strong performance from Yellow Book are driving Group growth.



John Condron
Chief Executive Officer

Once again, I take great pleasure in reporting a highly successful year for the Yell Group. In an environment of increasing competition, both for our printed and online products, we have grown our business in the UK and the US. We delivered a strong financial performance and made further improvements to all areas of our operations.

Our strategy of winning new customers, keeping existing customers and growing their investment with us, continues to drive our business. In the UK we are the largest player in the classified advertising market, and in the US we are the largest independent classified directory publisher, with almost 60% of the sector.

During the year I have met many of our shareholders and have been asked a range of questions about our business and its future, some of which are shown opposite. I will endeavour to answer them for you in my review.

Yell UK

We grew our UK business revenue by 5% to £699 million. Growth was driven by a 65% increase in revenue from Yell.com to £60 million, while revenue from our printed directories, Yellow Pages and Business Pages, grew 1% to £619 million.

Our focus for printed products this year has been on retaining the right advertisers and growing their investment with us. The success of our strategy has resulted in a stable retention rate of 75% and a 4.7% growth in the average revenue per advertiser. We also attracted 104,000 new advertisers into our printed directories.

We continued to develop Yell.com, launching innovative products for our advertisers and enhancing the search experience for our users. Searchable advertisers grew by 23% to 174,000 and the recognised revenue per average searchable advertiser grew 28% to £378, largely driven by new high-yield initiatives. The increase in advertisers helped drive growth in the number of searches, and in March 2006 we recorded more than 32 million searches, a 52% increase over March last year.

Yellow Book

Our US operations delivered another year of strong growth, with total revenues growing 49% to £922 million. Yellow Book's performance was driven by organic growth, by the acquisition of other directories, and by an increasing contribution from Yellowbook.com.

Yellowbook.com grew revenue by 47%, driven by a growth in online advertisements. In January 2006, we acquired Click Forward, a leading search engine marketing company, further extending the services available via Yellowbook.com. Traffic to Yellowbook.com continues to grow, with more than 2.4 million visitors using the site in March 2006.

In July we completed the $1.6 billion acquisition of TransWestern Publishing, which included 332 directories and increased our coverage to 46 states. Former TransWestern directories are performing in line with expectations, with the directories we published for the first time providing 25% of overall revenue growth. The integration is now complete and we expect an uplift in the performance of former TransWestern directories to begin to flow through during the next financial year. We also made a further 14 in-fill acquisitions, the largest of which was Clarke Directory Publications, completed in January 2006, extending our coverage in California.

Regulation

In April 2005, the OFT concluded its market study and referred what it defined as 'classified directory advertising services' to the Competition Commission (CC) for investigation.

We have co-operated fully with the CC throughout and have played an active role in the investigation. We have provided them with evidence of the increasing and diversifying competition in the market, including the continuing impact that we expect the entry of BT and the growth of internet usage, to have in the future. We have demonstrated the excellent value we give advertisers, including reducing prices since 2001 far beyond levels required by regulation, and improving our customer service from an already high standard.


104 Yellow Pages directories cover the UK and Northern Ireland.


835 Yellow Book directories in 46 states and Washington DC.

It is clear that there is real competition for all forms of classified advertising in the UK and that the strength of our performance derives from investment and the excellence of our execution, and not from the weakness of the competition.

We believe that any open-minded examination of the substantial body of evidence we have provided can only conclude that, ten years after its original imposition, regulation has done its job and is no longer required.

Strategy
Our approach of simplicity, focus and discipline continues to define our business. The strategy of winning new advertisers, keeping them and growing their investment with us drives our business forward, alongside our investment in new products and services.

For our UK printed products, our marketing programmes are based on demonstrating the high return on investment advertisers receive from our directory advertising. We have recently introduced Call Counter, which allows advertisers to measure the volume of calls generated by their adverts, and we will offer this service to advertisers across all of our Yellow Pages directories. Other planned initiatives include branded advertising opportunities and new sector-specific guides in our directories.

For Yell.com, we plan to improve One Search, a facility which eliminates the need to search for a business by classification, and provides greater choice for users and wider coverage for advertisers. We will continue to demonstrate the value of Yell.com advertising, to use performance-based pricing, and to offer advertisers a wide choice of innovative programmes.

In the US, we will focus on organic growth, through the growth of existing directories and directory re-launches. We will build on our position as the only truly national classified directory publisher to attract large, national advertisers. We will look at potential in-fill acquisitions as opportunities arise.

Building on the growing popularity of Yellowbook.com, we will develop new products and services for advertisers and users. The acquisition of Click Forward allows us to offer advertisers specific campaign opportunities and enables them to optimise their websites to give them greater visibility to search engines. We will offer this service to all YellowBook.com advertisers during the coming year.

We intend to make further improvements to our business operations by developing and expanding our interactive customer service channels on both sides of the Atlantic. This will make us even easier to do business with, further enhancing our reputation in our markets.

TPI
On 28 April 2006 we reached agreement with Telefónica S.A. for the acquisition of their 59.905% stake in Telefónica Publicidad e Información, S.A. (TPI). We have since launched a public offer to acquire the remaining shares in the company. TPI is the leading publisher of print and online directories in Spain, where it publishes 182 directories and distributes more than 36 million copies. The company also has leading positions in Peru, Chile and Argentina, and is present in Brazil. The acquisition gives us a foothold in mainland Europe for the first time and expands our platform for growth.

We believe the acquisition will create significant value for our shareholders as we transfer our tried and tested skills into the fast-growing Spanish economy.

The future
The growth and development of our highly successful operations in the UK and the US will continue to secure our position as a leading force in directory advertising – which we believe to be the best information bridge between buyers and sellers. This, alongside the proposed acquisition of TPI, means we are well-placed for further success in the coming years.

John Condron
Chief Executive Officer

Chief Financial Officer's Review

Strong profit growth allows continuing investment for future growth.



John Davis
Chief Financial Officer

Group

Yell Group has had another good year, meeting or exceeding all of the financial expectations we set out in last year's annual report. We sustained our business strategy through achieving an appropriate balance between investment and growth in revenue, profitability and cash generation. Once again, we ended the year in a very strong financial position.

We grew group revenue by 26% to £1,621 million, grew adjusted EBITDA 28% to £503 million, and increased operating cash flow 29% to £447 million.

Revenue (£m)

	2005	2006	Growth
UK	664	**699**	5%
US	621	**922**	49%
Group	1,285	**1,621**	26%

Adjusted EBITDA (£m)

	2005	2006	Growth
UK	232	**245**	5%
US	161	**258**	61%
Group	393	**503**	28%

Operating cash flow (£m)

	2005	2006	Growth
Group	347	**447**	29%

The Group benefited slightly from dollar exchange rate movements. The average effective rate in the 2006 financial year was $1.77 to £1.00 versus $1.85 last year.

On a constant exchange rate basis we grew group revenue by 23%, grew adjusted EBITDA by 25% and increased operating cash flow by 26%.

The results benefited from acquisitions, but organic growth was still very strong with 10% revenue and 13% EBITDA growth at constant exchange rates.

Yell UK

An outstanding performance by Yell.com has driven continued growth in the UK.

UK Operations (£m)

	2005	2006	Growth
Revenue			
– Printed directories	612	**619**	1%
– Yell.com	36	**60**	65%
– Other	16	**20**	25%
Total	664	**699**	5%
Adjusted EBITDA	232	**245**	5%
Margin	35%	**35%**	

Yellow Pages directories continue to be subject to a price cap, which had the effect of reducing Yellow Pages prices by 2.9% in the year. Despite this, and competitive pressure on prices, we grew revenue from printed directories by 1% to £619 million. Although the number of directory advertisers fell by 3% to 462,000 the average revenue per advertiser increased by nearly 5% to £1,341. The yield growth reflected a decrease in credit notes issued, due to improved customer service, together with advertisers increasing their expenditure on colour advertising or on larger adverts designed to give them a higher return.

Yell.com grew revenue by 65% to £60 million. The revenue per average searchable advertiser grew 28% to £378 on the back of increased usage, whilst searchable advertisers grew 23% to 174,000.

UK printed directories revenue (£m)


2005
612
2006
619

Yell.com revenue (£m)


2005
36
2006
60

UK adjusted EBITDA (£m)


2005
232
2006
245

In 2007, we expect the total UK business to achieve revenue growth of 3% with Yell.com providing the growth.

UK adjusted EBITDA rose 5%, primarily driven by Yell.com, partially offset by continued investment across the UK business. Yell.com adjusted EBITDA increased from £9 million to £17 million. We also saw a small increase in printed directories adjusted EBITDA from £218 million to £220 million.

The UK profit margins were flat at 35% in both years, with the increase in Yell.com margins offsetting a slight decline in printed directories' margins. We have continued to control costs and to improve operational performance to maintain overall margins.

As investment in the highly competitive UK market continues during the 2007 financial year, we expect a decline in the printed directories' margins. However, we expect Yell.com's adjusted EBITDA margin to offset this decline to leave overall margins unchanged.

Yellow Book USA

Yellow Book has once again delivered excellent growth and now represents more than half of Group revenue.

US operations

	2005	**2006**	Growth
Revenue ($m)	1,149	**1,636**	42%
Adjusted EBITDA ($m)	297	**458**	54%
Margin	26%	**28%**	
Exchange rate $:£	1.85	**1.77**	
Revenue (£m)	621	**922**	49%
Adjusted EBITDA (£m)	161	**258**	61%

Total US dollar revenue growth of 42% arose from organic growth and acquisitions, including TransWestern.

Organic revenue growth contributed 15% to the total revenue growth of 42% and comprised same market growth of 8%, launches of 6% and internet of 1%. 2006 was a particularly intense launch year with a total of 32 new directories launched.

Yellowbook.com, while still relatively young, grew 47% to $33 million. Total internet revenue, including Worldpages.com (part of TransWestern), was $42 million.

US revenue grew 27% from acquisitions; 25% from TransWestern alone. TransWestern, which we acquired in July 2005, contributed £163 million of revenue, in line with expectations.

In addition to the TransWestern acquisition, we made 14 in-fill acquisitions which contributed 2% to total US revenue growth. These in-fill acquisitions are important in allowing us to expand our geographic reach in the US, attracting increased revenue from large national advertisers and generating economies of scale in our cost base.

US printed advertiser numbers, excluding TransWestern, increased by 7% to 489,000 and average revenue per customer increased by 9% to $2,693. Retention was down from 71% to 70%.

During the next financial year, we expect to achieve 10% organic growth and revenue to include a further $125 million from directories that will publish for the first time since we acquired them.

US EBITDA grew 61%, not only due to the revenue increase, but also due to the improvement in margins from 26% to 28%. This margin improvement was achieved whilst continuing to invest significant sums in advertising and improved sales techniques, to ensure continued growth. This investment will continue in 2007, slowing margin growth to 1%.

Yellow Book revenue (£m)

Year	£m
2005	621
2006	**922**

Yellow Book adjusted EBITDA (£m)

Year	£m
2005	161
2006	**258**

Cash flow

One of Yell's attractive financial characteristics is our ability to convert a high proportion of profits into cash.

Adjusted operating cash flow (£m)

	2005	**2006**	Growth
Adjusted EBITDA	393	**503**	28%
Working capital increase	(22)	**(23)**	
Capital expenditure	(24)	**(33)**	
Adjusted operating cash flow	347	**447**	29%
Cash conversion	88%	**89%**	

We converted 89% of adjusted EBITDA to operating cash flow, compared with 88% in the previous year. This excluded a one-off pension deficit repair payment in 2006 of £65 million.

Free cash flow (£m)

	2005	**2006**	Growth
Adjusted operating Cash flow	347	**447**	29%
Exceptional items	(13)	**(4)**	
Interest and tax	(104)	**(125)**	
Pension deficit repair	–	**(65)**	
Free cash flow	230	**253**	10%
Dividends (£m)	88	**114**	30%

After payments for the pension deficit repair, exceptional items, interest and tax, we created £253 million of free cash flow in the year.

Our interim dividend payment, combined with the proposed final dividend, represents 45% of free cash flow in 2006, compared to 38% in 2005.

Interest and tax

During the year, Yell's interest expense rose to £125 million driven by higher indebtedness arising from the acquisition of TransWestern, partly offset by lower interest rates.

Interest (£m)

	2005	**2006**	Growth
Average net debt	1,165	**1,709**	47%
Average interest rate	8.0%	**7.3%**	
Net interest expense, before exceptionals	93	**125**	34%

Average UK and US LIBORs during the year were 4.7% and 3.9% respectively.

Yell's interest rate is substantially higher than these primarily because of the fixed rate high yield bonds issued in 2001, which carry an average interest rate of 11.3%. This reflects both higher base rates and our relatively high borrowings at the time of issue. The bonds were repaid on 2 June 2006 for a one-off premium of £23 million.

The effective tax rate on profit before tax for the year was 33%. The effective tax rate on adjusted profit before tax was 34%.

Tax (£m)

	2005	**2006**	Growth
Adjusted profit before tax	277	**354**	28%
Effective tax rate	33%	**34%**	
Ordinary tax charge	92	**120**	30%

Corporate tax rates are approximately 30% in the UK and 38% in the US. Our effective tax rate reflects, and will continue to reflect, the relative weighting of profit from the different tax jurisdictions.

The tax paid in the year was 8% of reported profit before tax, reflecting tax allowable amortisation, prior year refunds and the use of prior year net operating losses to offset US profits. We expect cash paid tax to be 27% of 2007 profit before tax.

Adjusted earnings

Overall, adjusted diluted earnings per share grew by 25% to 32.8 pence.

Earnings per share (£m)

	2005	**2006**	Growth
Adjusted EBITDA	393	**503**	28%
Depreciation and amortisation of software costs	(23)	**(24)**	
Interest	(93)	**(125)**	
Adjusted profit before tax	277	**354**	28%
Tax	(92)	**(120)**	
Adjusted profit after tax	185	**234**	26%
Diluted number of shares (m)	708	**712**	
Adjusted diluted earnings per share (pence)	26.2	**32.8**	25%

Group operating cash flow (£m)

2005	347
2006	**447**

The headline earnings figure is adjusted for amortisation of acquired intangibles and a number of exceptional items, to show more clearly the underlying trends in performance.

Exceptional items were a net charge of £3 million (net of tax) in 2006 and comprised expenses of £2.8 million (net of tax) relating to our acquisition of TransWestern, exceptional credits of £5 million relating to the release of an IPO provision and an additional charge of £5.2 million (net of tax) from accelerated amortisation of finance fees related to the bank debt refinanced on 15 July 2005. The exceptional charge of £22.8 million (net of tax) in 2005 was in relation to lawsuits filed against us in the US. This amount is the expected total cost of settling these claims. For further details please see note 3 to the financial statements.

Balance sheet

The table below summarises the main assets and liabilities of the Group.

Balance sheet (£m)

	2005	2006
Goodwill and other intangible assets	1,707	**2,686**
P P & E and investments	41	**59**
Deferred tax assets	115	**140**
Net working capital	337	**386**
Deferred tax liabilities and net pension obligations	(169)	**(171)**
Net debt	(1,106)	**(1,994)**
Net assets	925	**1,106**

Goodwill and other intangible assets are the largest items on Yell's balance sheet. These arose from business acquisitions.

The book value of intangible assets shown in the table is a historical cost figure and does not include internally generated intangible assets. The fair value of intangible assets implied by Yell's stock market capitalisation on 31 March 2006 was approximately £5.4 billion.

Property, plant and equipment (P P & E) are mainly computer equipment. Printing presses and associated plant are owned by our printing suppliers.

Net debt is currently 3.8 times proforma EBITDA, as though TransWestern was part of the Group for the full year, down from 4.2 times at the time of the TransWestern acquisition, demonstrating our ability to rapidly reduce our leverage.

The movement in net debt for the year arose as follows:

Net debt (£m)

	2006
Net debt at 1 April 2005	**1,106**
Free cash flow	**(253)**
Acquisitions, net of cash acquired	**968**
Net own shares issued and purchased	**7**
Dividends paid	**95**
Net finance costs increasing debt	**29**
Currency movements	**42**
Net debt at 31 March 2006	**1,994**

Other than denominating some of our borrowings in dollars, we do not actively hedge our foreign exchange exposure. This recognises the fact that we are a multinational business and allows our shareholders to participate in a US dollar investment. Approximately half of our earnings are subject to fluctuations in the dollar-sterling exchange rate.

Liquidity

Apart from significant acquisitions, which we have financed through a combination of borrowings and cash flow from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements in 2007.

On 28 April 2006 we announced our agreement with Telefónica to purchase its 59.905% stake in TPI by way of an all cash public tender offer for the entire issued share capital of TPI. On the same day we raised approximately £350 million from a share placement.

On 2 May 2006 we refinanced our senior bank debt through new senior secured credit facilities of up to £4,300 million and a £400 million revolving credit facility of which £nil was drawn down on the date of refinancing.

This revolving credit facility is available for general business purposes, including any potential acquisitions.

Pensions

Following an actuarial valuation of the Yell Pension Plan at 5 April 2005, we made a payment of £64.8 million to the Plan toward repairing the deficit. At 31 March 2006, the deficit stood at £40 million. In the US we have a 401(k) plan where benefits paid out are determined by contributions made by the employee.

IFRS

This report contains our first set of annual results with comparatives presented in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union. The date of transition was 1 April 2004 and all comparative figures at 1 April 2004 and for the year ended 31 March 2005 were restated. IFRS differs in certain areas from UK GAAP and this has resulted in some changes to Yell's reported figures. The primary changes are:

- Discontinuing goodwill amortisation, and instead, subjecting goodwill to an annual impairment review
- Accounting for pensions on a basis under which we immediately recognise changes in our net pension obligations on our balance sheet
- Expensing the fair value of options granted to employees
- Increasing the tax charge to remove certain benefits recorded under UK GAAP

The change to IFRS had no impact on the underlying operation of our business and did not affect cash flow.

Details of the differences are given in note 30 to the financial statements.

Control environment

Whilst we believe that our controls perform to a very high standard, we have, nevertheless, undertaken a considerable amount of work during the last two years to implement additional procedures and produce documentation with a view to improving our controls to a standard that could comply with requirements followed by SEC registrants. We intend to continue these improvements in the coming year.

Summary

We have, once again, demonstrated our ability to deliver earnings growth, continuing the momentum built since our flotation in July 2003. Our strong cash generation has made it possible for us to increase dividends, and to continue to fund future growth through careful investment. The proposed acquisition of TPI will continue this growth momentum whilst diversifying some of our earnings into euros.

I am delighted to affirm that Yell is strongly positioned to continue its success in the competitive and dynamic markets in which it operates.



John Davis
Chief Financial Officer

Two Year Financial Summary

	Year ended or at 31 March	
	2005	2006
	£m	£m
IFRS		
Group income statement information		
Group revenue	1,285.3	**1,621.3**
Group adjusted EBITDA[(a)]	393.0	**502.9**
Group operating profit	327.7	**449.9**
Net finance costs	(93.3)	**(132.5)**
Profit on ordinary activities before taxation	234.4	**317.4**
Tax on profit on ordinary activities	(71.9)	**(105.1)**
Profit for the financial year	162.5	**212.3**
Group balance sheet information		
Current assets	679.3	**847.5**
Total assets	2,542.4	**3,732.2**
Loans and other borrowings falling due within one year	(91.3)	**(292.9)**
Net current assets	301.1	**121.4**
Total assets less current liabilities	2,164.2	**3,006.1**
Loans and other borrowings falling due after more than one year	(1,070.3)	**(1,729.6)**
Other non-current liabilities	(168.8)	**(170.7)**
Net assets/equity shareholders' funds	925.1	**1,105.8**
Other financial information		
Depreciation and amortisation	(23.0)	**(53.6)**
Capital expenditure[(b)]	(24.0)	**(32.9)**
Net cash inflow from operating activities	254.1	**286.2**

(a) EBITDA is not a measurement of performance under IFRS. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this document to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. EBITDA is one of the key measures that we use to assess our success in achieving growth and operational efficiencies. See the reconciliation of Group operating profit to EBITDA in note 2 to the financial statements.

EBITDA comprises total Group operating profit before depreciation and amortisation, both being non-cash items. Adjusted EBITDA in the year ended 31 March 2006 excluded costs of £4.4 million arising from the TransWestern acquisition, and an exceptional credit of £5.0 million from releasing a provision for IPO costs. Adjusted EBITDA excludes exceptional one-off items comprising £36.5 million of lawsuit costs associated with a Yellow Book advertising campaign in the year ended 31 March 2005 and a £5.8 million adjustment to goodwill for previously unrecognised net operating losses.

(b) Capital expenditure represents cash expenditure on property, plant and equipment, net of sales proceeds.

Key Performance Indicators

The following table sets out the key performance measures we monitor in order to evaluate progress against our three part strategy of winning, keeping and growing customers. The relative focus on these three parts will vary from period to period which necessarily leads to trade-offs between the performance measures. The over-reaching benchmark of the success of our strategy is our revenue growth. For further details, see the Chief Financial Officer's Review beginning on page 7.

	Year ended or at 31 March	
Unaudited	2005	**2006**
UK printed directories		
Unique advertisers (thousands) [(a)]	478	**462**
Directories published (editions)	111	**113**
Unique advertiser retention rate (%) [(b)]	75	**75**
Revenue per unique advertiser (£)	1,281	**1,341**
US printed directories (Yellow Book)		
Unique advertisers (thousands) [(a) (c)]	455	**489**
Directories published (editions)	565	**599**
Unique advertiser retention rate (%) [(c)]	71	**70**
Revenue per unique advertiser ($)	2,477	**2,693**
US printed directories (TransWestern)		
Unique advertisers (thousands) [(a) (c)]		**133**
Directories published (editions)		**236**
Unique advertiser retention rate (%) [(c)]		**69**
Revenue per unique advertiser ($)		**2,086**
UK internet		
Yell.com searchable advertisers at 31 March (thousands) [(d)]	141	**174**
Yell.com searches for March (millions)	21	**32**
Yell.com revenue per average searchable advertiser (£) [(e)]	295	**378**
US internet		
Yellowbook.com advertisements online at 31 March (thousands) [(f)]	562	**1,415**
Yellowbook.com unique visitors for March (millions) [(g)]	1.3	**2.4**

(a) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.
(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication.
(c) As a result of the progress in the US towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the year ended 31 March 2005 for any duplicated records in that year. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.
(d) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, ie, advertisers for whom users can search on Yell.com. They exclude advertisers who purchase products such as banners and domain names.
(e) Yell.com revenue per average searchable advertiser is calculated by dividing the recognised revenue for Yell.com in the year by the average number of Yell.com searchable advertisers (2005 – 122,000; 2006 – 158,000) in the year.
(f) Represents all paid for searchable advertisements appearing on the Yellowbook.com website. It includes advertisements appearing on Worldpages.com, acquired with TransWestern.
(g) The number of individuals who have visited Yellowbook.com at least once in the month shown. It includes visitors to Worldpages.com, acquired with TransWestern.

Review of Business

UK classified advertising


£4.2bn
16.5%
Yell UK
83.5%
Other classified advertising

US classified directories and local search


$15.3bn
18%
Independent publishers
82%
Incumbent and online publishers

US independent publishers


$2.8bn
59%
Yellow Book
41%
Other independent publishers

Our business
Yell is a leading international directories company that puts buyers in touch with sellers through a choice of media – the book, the web and the phone. Our primary advertisers are a relatively stable base of small and medium-sized businesses employing fewer than ten people, who view classified directory advertising as a highly valuable proposition that constitutes a significant part of their marketing budget.

Users of our products are generally more 'ready to buy' than users of other media and we believe this makes ours the more cost-effective solution for advertisers. Compared to other forms of advertising such as employment, automotive sales and property sales, classified advertising is less exposed to cyclical advertising effects and, in the main, more resilient to economic downturns.

We generate the majority of our revenue from our printed directories in the UK and the US. The market dynamics of our US business and its younger portfolio mean that we view our printed directories business in the UK as more developed, and it has historically produced higher profit margins. However, in view of the dynamism and growth potential of the US market, there are significant opportunities for growth in profit margins.

We agree our advertising sales for printed products several months in advance of directory publication and payment. For this reason, it provides us with great visibility of our expected financial results. We recognise revenue from our non-printed products and other activities over the life of the contract from the point at which the service is first provided. In the case of a one-off service we recognise revenue at the time of delivery.

Our markets
We offer classified advertising in the UK and the US, where we compete with a range of media such as other printed directories, local and national newspapers, online directories and search engines, and providers of business and residential information over the phone.

The UK total advertising market was worth approximately £17.3 billion in calendar year 2005, having grown 2.7% from the previous year. This growth was driven primarily by a 66% increase in internet advertising to £1.4 billion. A key driver for internet use has been the rapidly-increasing availability of high-speed internet access in the workplace and at home. Although printed directory publishing continued to grow, other classified printed advertising, predominantly newspapers, did not perform as strongly in 2005, and the total classified advertising market is forecast to be flat over the next few years. In contrast, internet advertising is expected to deliver a 40-50% annual growth rate over the same period, and may break the £2 billion mark during 2006. In 2005, the classified advertising market was worth £4.2 billion. We had maintained our share of this market at around 15% for several years, however, in 2005 we increased this to 16.5%.

The US total advertising market was worth approximately $277 billion in 2005. Within this, the total US classified directories and local search sector was worth $15.3 billion. This sector is expected to achieve between 4-6% annual growth for the next two years, driven primarily by independent classified directories publishers and online publishers.

Yellow Book is an independent publisher, that is, a publisher without ties to a telephone operating company. Yellow Book is the oldest and largest independent publisher, with a 10.7% share of the total classified directories and local search sector. Within the independent sector, which was worth $2.8 billion in 2005, we have a 59% share, up from 23% in 2000. The independent sector is forecast to achieve consistent, annual growth of around 12% for the next four to five years.

Yell UK
Printed products In the UK, our printed products are Yellow Pages, our business to consumer directory, and Business Pages, our business to business directory. In 2006 we produced 104 editions of Yellow Pages and distributed more than 28 million copies to homes and businesses across the whole of the UK. We produced nine editions of Business Pages and distributed more than 2 million copies to businesses across England, Scotland and Wales. Our printed directories contain almost 1.2 million advertisements from 462,000 advertisers and are used more than a billion times a year.

Yell.com searchable advertisers (000s)


02 56
03 75
04 103
05 141
06 174

Yell.com searches for the month of March (m)


04 19
05 21
06 32

Our Yellow Pages directories are subject to regulatory undertakings, which limits the annual growth in their advertising rates to Headline Retail Price Inflation (RPI) minus 6%. The timing of our sales cycles means that we have set our Yellow Pages rate card at RPI –6% for the next year. We have consistently delivered growth in the volume of advertising sales to new and existing customers, through a focussed approach and new product offerings, to ensure we offset these price reductions and continue to grow our printed product revenue.

We continued our strategy of winning new customers, keeping them and growing their investment with us. During the past year we have developed our marketing approach around customer segmentation. Programmes include the development of classification-specific advertising packages, and aligning pricing offers for new and returning advertisers according to the value generated by the classification.

Colour continues to be a popular choice for our advertisers, with almost 30% of our customers choosing a colour advert. Advertisers choosing a colour display advert spend significantly more than those choosing a normal display advert, and are more likely to stay with us. Colour advertisers claim their new Yellow Pages advert has helped increase enquiries compared with the previous year.

In 2006, we rescoped two directories into four in our Midlands region, addressing demographic changes in shopping and trading, and enabling us to compete more effectively with the wide range of alternative classified information available to consumers.

We know the power of our Yellow Pages directory and the value it delivers to our advertisers, and a core focus this year has been on proving that value to our advertisers. Our approach is two-fold; we directly demonstrate leads generated, and we conduct independent research. Research shows that, on average, every £1 invested in Yellow Pages helped to generate £25 of new business for an advertiser. We also have detailed information for 400 classifications. For example, last year every advert in the 'builders' classification helped to generate an average of 33 new leads per month and £448 of new business, for every £1 invested.

In order to demonstrate leads generated we recently launched Call Counter, a programme which provides customers with unique numbers to use in their Yellow Pages adverts. These are free of charge to the customer and charged at a local call rate to users. We are able to monitor these numbers and tell customers exactly how many calls their advert has generated.

To ensure our products and brand remain front-of-mind with our users, we invested around 5% of total UK revenue in advertising campaigns last year. We refreshed 330 classifications to ensure our directories remain relevant in today's social context, and we currently provide enriched content in the form of three lifestyle guides.

Yell.com is our UK online advertising medium and major local search engine, offering information from 174,000 searchable advertisers, accessible through the internet and by mobile device. Yell.com revenue grew by around 65% during the 2006 financial year. Whilst the majority of advertisers on Yell.com also advertise in Yellow Pages, we currently have 32,000 advertisers who advertise on Yell.com only.

We launched a range of new products throughout the year. The Enhanced Listing Information Page provides advertisers with the opportunity to enrich the information shown on the search results page, and the introduction of local sponsored listings provides them with the opportunity to appear at the top of a search page for a specific classification and location. Advertisers also benefited from greater programme flexibility, with the opportunity to upgrade their contract mid-way through their programme, and volume advertising rates for certain products.

We launched the next generation of our search engine – One Search – which makes it far easier for users to find precisely what they are looking for, by matching multiple classifications to the user's search and then ranking adverts within them by relevance. In December 2005, we made significant enhancements to Yell.com maps. Real-time 'draggable' maps, the facility to plot car parks and intelligent default-scale zooming, are amongst the features which now position the site at the forefront of UK online mapping.

Yellow Book advertisers (000s)


02 166
03 363
04 386
05 455
06 489

Our relationship with Active Hotel allows users to find and book hotels directly through Yell.com and we share a commission for every booking made. We have also partnered with Google to provide our advertisers with even greater visibility.

Results of research commissioned by Superbrands, a leading UK advertising forum, rated Yell.com as one of the top five UK web sites for 'favourite online brand', 'most trusted online brand' and 'most reliable brand'. With a proliferation of web sites competing for prominence, this type of recognition of our brand is great evidence of the profile and success of Yell.com.

Yellow Pages 118 24 7 is our operator-assisted telephone information service. We remain the only provider of a 118 service to sell classified business advertising and we have the capability to search by thousands of keywords to find specific information requested by the caller.

In line with our strategy of providing value for money for our advertisers, we are exploring ways to align advertising rates to the value advertisers receive from their chosen classification, as well as introducing flexible term contracts.

Yellow Book USA

Printed products Established in 1930, Yellow Book is the oldest and largest independent classified directories publisher in the US. In recent years, Yellow Book has made a number of strategic acquisitions and entered new markets. Following the acquisition of TransWestern in July 2005, Yellow Book now publishes 835 printed directories across 46 states. Last year we distributed almost 107 million copies of our directories.

We attract new advertisers to our directories and ensure they stay with us by offering great-value advertising rates. Yellow Book rates are typically around half of the incumbent directory publishers' rates. This ensures our directories are highly populated, which, in turn, provides our users with content-rich directories.

We are keen participants in Yellow Pages Market Reporter – the new classified directories usage study developed by Knowledge Networks/SRI, the survey research firm hired by the industry to provide syndicated usage studies. Initial usage results vindicate our story – Yellow Book generates new business leads at a lower cost than the incumbent directory, even as a new entrant to a market.

We also attract new customers by launching new directories. Last year we launched 32 new directories, the largest of which was Las Vegas. This market, worth around $120 million, previously had only one directory publisher. Sales into our new directory were ahead of forecast and its current circulation of 850,000, together with its high advertiser content, make us a logical alternative to the incumbent directory. Going forward, we will use new directory launches, and re-launches of existing directories, as a way of expanding our footprint and entering new markets.

To provide greater value and choice for our advertisers, we tested colour advertising in 12 of our directories, with very positive feedback. More than 35% of advertisers took advantage of colour, and we will continue to explore this option across our markets.

As the only truly national classified directories publisher in the US, we have focused on promoting this message to national advertisers. Our success in this area was recognised by the Association of Directory Marketing, with an award in their partnerships category for our 'Master Market Analysis'. This analysis enables us to develop advertising strategies with our national advertisers, geared to delivering exceptional value to them.

Yellowbook.com visitors (m)


04 0.5
05 1.3
06 2.4

Yellowbook.com is the internet site for Yellow Book. In 2006 we integrated WorldPages.com, TransWestern's internet site, into Yellowbook.com and, along with a 66% increase in Yellowbook.com's own adverts, we now have more than 1.4 million adverts online.

In keeping with our philosophy of 'user first', we began to develop the site for our users and have grown the number of visitors from 1.3 million to 2.4 million in the last year. Advertiser take-up has followed this trend.

In February 2006, we acquired the online company Click Forward. As a result, we are now able to develop online advertising programmes for our advertisers which, through keyword placement, gives them access to Google, MSN and Yahoo, as well as Yellowbook.com.

Our operations

In the UK, we celebrated 25 years of successful business partnerships with Pindar Set, our pre-press production partner and RR Donnelley, our printer.

Satisfied customers stay with us, and we continue our drive for excellent customer service. In the UK, our customer self-service portal – Yell Direct – has 98,000 registered advertisers. We will continue to develop the online management of our business and to focus on Yell Direct as a major service channel for advertisers. Recognising the complexities associated with new media products, we have established dedicated teams to process and amend advertising for these customers, ensuring any changes to advert content are made within one day.

Further progress in our drive for superior service quality is shown in the UK by the achievement of our lowest ever error rate for the key accuracy measures of name, address and telephone number, as well as significant reductions in customer complaints, waived charges and bad debt. In September 2005 the Yellow Pages 118 Contact Centre was accredited by the Call Centre Association and Yellow Pages 118 24 7 was also awarded 'best UK Directory Enquiry service' for the second year running at the International Directory Enquiry Awards.

In the US, we completed the operational and system integration of TransWestern Publishing, involving 332 directories across 25 states, and facilities for more than 2,500 people. We now operate as a single company, a mere nine months after the acquisition. We continued to develop Interactive Customer Experience (ICE) as part of our sales automation programme, together with our customer-facing system, Yellowbookdirect, to ensure we have in place the right online channels.

In the US, we have developed strong relationships with a small number of key business partners. We have secured a deal with our printer Quebecor until 2017, which should lead to significant savings over the life of the contract, as well as quality and efficiency improvements. This is believed to be one of the largest deals worldwide between a directory publisher and its printer. Our contract with our pre-sales production partner, Pindar Set, secured a 33% price reduction over the last three years, as well as offering additional market capacity and guaranteed quality and turnaround.

Over the past seven years, a time of considerable change and growth in our US business, we have reduced our pre-press production cost per advertisement by 60%, our paper cost per ton by 7%, and our print costs per billion impressions by 41%.



What inspires you about Yell?

A "Yell knows what it wants to do, commits to doing it and goes out there and does it. I'm proud to be part of that."

John Condron
Chief Executive Officer





A "Our user-first approach which guides and informs everything we do."

Joe Walsh
Chief Executive Officer
Yellow Book



A "Our commitment to delivering the best for our customers, our people and our shareholders."

Paul Fry
Strategy and Business Development Director, Yell UK





A "The consistency and simplicity of our core values and the way you see them modelled throughout our organisation."

Victoria Sharrar
Chief Sales Officer
Yellow Book

A "Our ability to grow from a UK paper-based business into an international company with growing new media products."

Eddie Cheng
eBusiness Director
Yell UK



"Our total focus on delivering the commitments we make to all our stakeholders."

John Davis
Chief Financial Officer



"Success is a tremendous inspiration. We've made Yell a success story that I'm very proud to be part of."

Steve Chambers
Chief Commercial Officer
Yell UK



"Watching the company grow and develop alongside the development and growth of our people."

Jim Haddad
Chief Financial Officer
Yellow Book





"The environment we have created which allows people to reach their potential."

John Satchwell
Operations Director
Yell UK

"The quality, clarity and depth of Yell's vision and strategy."

Ann Francke
Chief Marketing Officer
Yell UK



"We are serious about, and committed to, our values and to behaving in a responsible manner."

Howard Rubenstein
Company Secretary



Where has Yell helped you to go?



A "The main impact from the Yellow Pages directory has been that we have been able to grow our business."

Brian Moore
Lantern Conservatories Ltd, UK



A "Yellow Book has done a tremendous amount of business for me and given me the opportunity to open my second shop."

Carol Keane
Underneath It All, USA

A "Yell.com is good value. It certainly means that we see a lot of business from outside of our area."

Gordon Gapper
Music Room Solutions, UK





A "Yellow Book has generated the best dollars for me."

Glen Pollack
Pollack Graphics, USA

A "Our advert in Yellow Pages has significantly increased our sales."

Nigel Matthews
Shift It Removals, UK









A "Yellow Book has enabled us to meet customers that would otherwise never have heard of us."

Peter Amato
Thomas M Amato Company Inc, USA

A "Thanks to Yellow Pages I have been able to employ another plasterer in my business."

Mark Stevens
Mark Stevens Plasterers, UK









A "Our ad in Yellow Book has lifted our sales significantly."

Monica Woo
1-800 Flowers, USA

A "There's no question that Yellow Book brings in the best results for my business."

Robert Slater
NG Slater Corporation, USA





Governance and Responsibility


It's all about knowing what to do
Environment
Corporate practice
Community
Workplace

Our Corporate Responsibility report.

Introduction

In 2005 we established a vision, our Guiding Principles and a management framework to define what *Governance and Responsibility* means for Yell. During the past 12 months these have been consolidated and refined.

Excellence **Responsibility**

Reliability **Integrity**

Vision

Our vision for Governance and Responsibility remains:

Providing our shareholders and other stakeholders with confidence that Yell is a well-managed and responsible company.

For Yell, corporate governance and corporate responsibility are inextricably linked. We firmly believe that good governance is essential within a responsible company and that a sound approach to corporate responsibility necessitates good governance. Our programme brings the two together, both for internal management purposes, and for external reporting to investors.

Guiding Principles

Supporting our Governance and Responsibility vision are our Guiding Principles of excellence, reliability, responsibility and integrity. They define how we work and underpin our approach to all aspects of our business.

Excellence In Yell we have a philosophy of continuous improvement and constantly seek to 'make the best better'. We have leading brands and aim to provide high quality products and services in the most efficient and effective way.

Reliability We pride ourselves in meeting targets and expectations, and in keeping our promises. We give confidence to our *shareholders through relevant and timely* communications. We provide advertisers with a wide choice of reliable products and services and our users with timely access to comprehensive, relevant information.

Responsibility Yell is a sustainable business, accountable to all its stakeholders. We operate in a clear and transparent fashion and take responsibility for all our actions.

Integrity We aim to operate with the highest ethical standards in all our activities. We have respect for each other and for all our stakeholders. Trust, honesty and integrity are key values across our business.

In 2006 we launched our Code of Ethics to everyone in Yell to give guidance on the ethical behaviour expected of them, and to support our Guiding Principles, particularly 'integrity'. All people in Yell also have access to the Yell Whistleblowing Line to ensure that they can report any cases of unethical behaviour. Our Code of Ethics is available online at www.yellgroup.com.


The Yell Way
Our Code of Ethics
YELL.

Our Code of Ethics is for everyone in Yell, to give guidance on the ethical behaviour expected of them. It also sets out our commitment to those parties who are affected by our activities or have an interest in them.

Governance and responsibility framework

During the past 12 months we have refined our governance and responsibility framework and created a set of objectives to help us monitor how we are doing. The Governance and Responsibility Steering Group, chaired by the Company Secretary, uses these objectives at its quarterly meetings to set targets and identify potential areas of focus. Our aim is to provide reassurance to senior management and the Board, as well as our shareholders, that Yell is a well-governed, responsible business.

We report on Governance and Responsibility in a number of ways. These include our Annual Report, our annual Corporate Responsibility report, and online at www.yellgroup.com. We provide commentary on the activities and programmes that support the elements of our Governance and Responsibility framework, including reporting performance against targets.

On the following pages we report specifically on Responsibility, Accountability and Openness, and Risk Management.

Framework

Element	Sub-elements
The Yell Way	• Culture • Roles, responsibilities and accountabilities • Business Excellence
Baseline compliance	• Laws and regulations • Market regulation
Risk management	• Internal control and audit • Assurance
Responsibility	• Environment • Suppliers/partners • Yell people • Customers • Investors • Community
Brand integrity	• Reputation and brand management • Intellectual property • Fair selling
Accountability & openness	• Reporting • Stakeholder dialogue • Investor relations • Internal communication


United Way

In 2006 Yellow Book people raised more than $130,000 for United Way of America – money which will be used to support pressing local community needs.

Responsibility

Responsibility remains at the heart of our business. A responsible approach to all our stakeholders has been one of the key drivers of our business success. It shapes our values, is integrated into our business plans and is a defining feature of our company.

Our Chief Executive Officer has overall responsibility for Corporate Responsibility (CR) activity across the Group. We adopt a dual approach to CR to ensure we meet the different needs of our UK and US operations. In the UK our programme is co-ordinated by the CR Steering Group, headed by our Strategy and Business Development Director. This group reviews and sets strategy, policy and targets, identifies opportunities and areas of focus, and co-ordinates internal and external communications. CR activity is then devolved to functional managers throughout the business.

Whereas our UK business is mature, and policies and processes have been in place for a number of years, our US business is characterised by rapid growth and the need to integrate the 43 companies it has acquired since 1999. To help consolidate our CR principles in the US, we have recently established a CR Steering Group under the leadership of our General Counsel. Following the commitments we made in our CR Report last year, this group is currently identifying key areas of focus, setting objectives and measuring performance.

Our achievements as a responsible company have been recognised by the inclusion in some major Socially Responsible Investment (SRI) indices, and other lists. These are the Dow Jones Sustainability Indexes World, which covers the top 10% of some 2,500 global companies, the Global 100 list of the world's most sustainable businesses, the Ethibel Investment Register and Pioneer Index, and, most recently, the FTSE4Good index.

We report our CR activity in line with the framework promoted by Business In The Community, of which we are members. We report in more detail in our CR Report, available in printed format on request, or online at www.yellgroup.com.

Corporate practice Corporate Practice is about our business standards and our responsibilities towards our economic stakeholders – our advertisers, users and supplier-partners.

In 2006, our UK products offered users a choice of around 500,000 advertisers and were used more than a billion times by 84% of the population. In recognition of the importance of our role as an information source for consumers, we worked with the Department of Trade and Industry to launch Consumer Direct, an impartial telephone help-line that provides consumers with the tools, knowledge and confidence to anticipate, avoid and resolve problems with suppliers. Consumer Direct contact details and specific Consumer Tips are published in 13 home improvement classifications in Yellow Pages.

We publish contact details of more than 140 trade associations and encourage member advertisers to display trade association logos in their advertisements.

We supply a free vetting service for logos in the home-improvement sector, to minimise misuse by non-members in our directories. We also give advice to users about expected standards within trade associations and the criteria to consider when choosing a member advertiser.

We invested more than £3 million last year to provide advertisers with information to help them make the right investment. This includes usage and return-on-investment information and, most recently, Call Counter, a free service that measures the number of calls received as a result of their Yellow Pages advertising.

Globally, our salespeople visited or called more than a million advertisers. We rigorously train all our sales people to sell fairly and we monitor compliance. Our US Ethical Standards and UK Winning Fairly, Selling Fairly guidelines are promoted internally.

We stimulate enterprise in the UK through our support for Trade Associations such as the Institute of Plumbing and Heating, and the National Inspection Council for Electrical Insulation Contracting. We worked with Enterprise Insight to sponsor the Yell national final of the Make Your Mark Challenge, an exciting challenge for school students to devise a new product in a competitive environment, as part of the new enterprise content of the national curriculum. Since 2005 we have worked with the Berkshire branch of The Prince's Trust to run workshops for members of their Young Entrepreneurs scheme. Yell managers present on topics such as marketing, sales and business finance.

President's Achievement Club

The President's Achievement Club honours those who exceed expectations in order to make Yellow Book a highly successful organisation.


FOR BUSINESS EXCELLENCE

The Gold Awards for Business Excellence celebrate exceptional team and individual achievements in Yell UK.

We share our business and CR objectives with our key suppliers through formal twice yearly meetings. We work very closely with our printers, RR Donnelley, to set and manage environmental targets, and in 2006 we helped our pre-press partner, Pindar Set, to achieve registration to ISO 14001, the international standard for environmental management. In the US we have worked with our paper suppliers to increase the amount of recycled fibre content in our Yellow Book directories.

We share our business experience by chairing, or being members of, industry associations such as the Association of Directory Publishers (US) and the Data Publishers Association (UK). As the winner of both the 1999 and the 2004 European Quality Awards, we share our business approach and processes with European companies, and provide assessors to the European Foundation for Quality Management. In the UK we retained our registrations to ISO 9001:2000, OHSAS 18001, ISO 14001, BS 15000, IIP and TickIt.

Workplace Yell's Guiding Principles of excellence, reliability, responsibility and integrity are paramount to our operations. Our UK and US businesses have values that support both our Guiding Principles, and the specific objectives and culture of our two businesses. In 2006, we launched the Yell Code of Ethics to reinforce the importance of ethical behaviour. This was accompanied by the re-launch of our international Whistleblowing Line.

We believe that Yell should be, and is, a great place to work and that it offers a good work-life balance. Our people retention levels are high in the UK at 83%, and in the US we consider 60% retention an excellent achievement given our programme of acquisition and integration. In addition to up-to-date and supportive employment policies and programmes, Yellow Book provides the Employee Assistance Program and Yell UK provides the Employee Assistance Resource. Both are free, confidential help lines available to our people and their families, 24 hours a day, seven days a week.

Recognition of our people's achievements is an important theme. For example, in the US, the President's Achievement Club honours those who go above-and-beyond the expectations of customers and colleagues and help make Yellow Book a highly successful organisation. In the Presidents Club for Sales, winners are chosen based upon top sales achievement and are rewarded with the Presidents Club holiday. Winners in non-sales roles are chosen based upon peer nomination and executive review and are rewarded with a holiday voucher. In the UK, our Gold Awards for Business Excellence celebrate exceptional achievement by individuals and teams who act as role models for their peers.

We sponsor our people to achieve business qualifications in areas such as marketing, finance and human resources. Sales training in the UK consists of three weeks of initial training followed by at least two weeks of further training every year. Last year we invested 3.8% of our UK payroll budget on training and development and in the US, around 0.5%.

We achieved external recognition of our success in managing and developing our people. In the UK, we maintained our Investors in People (IiP) accreditation and in October became one of only 24 companies to be awarded IiP Champion status. In the US, Yellow Book was once again voted as one of the best companies to sell for by Selling Power magazine. In the UK we conduct an annual employee opinion survey, Tell Yell and 87% of our people told us they would recommend Yell as a good place to work.

Open two-way communication is invaluable to us and is encouraged and supported throughout the business. In addition to regular team meetings, one-to-one meetings, internal surveys and question-and-answer briefings on specific topics, we publish regular newsletters such as The Fortress in the US, and maintain intranets for both communication and knowledge management, such as InFocus and Insight in the UK and YBnet and ICE in the US. The UK Government's Information and Consultation of Employees regulations, introduced in April 2005, set standards for workplace communication and involvement, and transparency in approach to information and consultation. In light of this, we carried out an internal survey, which showed that 98% of our people approved of existing communication arrangements.

In June 2005, Yell UK was again awarded the International Safety Award by the British Safety Council, in recognition of its lower-than-average accident rates, good safety policies and plans, and strong commitment to health and safety.



The Yellow Woods Challenge is Yell's flagship schools environmental campaign, in partnership with the Woodland Trust and local authorities across the UK.



Yell has sponsored Marie Curie Cancer Care's biggest annual fundraising campaign – the Great Daffodil appeal – since 1999, and has helped them raise more than £15 million.

Environment Our key consideration is our use of paper. In 2006, the recycled fibre content of the main text paper in our Yellow Pages directories was 48%, and Yellow Book has increased its recycled fibre content from 19% to more than 30%. Our primary UK paper supplier UPM-Kymmene sources wood from forests managed in a sustainable way. They have appropriate certification, giving assurance that all wood is from a legal source, and are accredited to ISO 14001 for their environmental management systems.

In 2006, thanks to an investment in publicity and recycling facilities by the Yellow Pages Directory Recycling Scheme, 57% of UK households recycled their old Yellow Pages. Currently 96% of local authorities offer recycling opportunities and are assisted by the scheme's grant programme, media support and co-ordinated approach with paper re-processors.

We continue to raise awareness of directory recycling facilities in the US as part of our partnership with Earth 911, an environmental information network. We publish their details in all our Yellow Book directories and on Yellowbook.com.

Our award-winning Yellow Woods Challenge is now in its fourth year and has encouraged more than a million UK schoolchildren to recycle more than a million old directories, while learning about woodland. Schools and one of our main charity partners, The Woodland Trust, have also benefited from cash prizes and donations as part of the programme.

In 2006, we launched our policy on climate change, initially covering our UK operations and supporting the UK Government's aim of reducing CO_2 emissions. We have an Energy Action Plan and monitor energy consumption at all sites which are within our direct control. 10% of our electricity usage came from renewable sources. Our Reduce, Re-use, Recycle campaign operates throughout our 45 offices and we maintain a Green Travel Plan in conjunction with local authorities and transport groups. The latter encourages Park and Ride, car sharing and Yell's Angels, which offers incentives to our people who cycle to work.

Community Our community programmes focus primarily on national sponsorship of key charity partners, and support for local schools and charities.

Our sponsorship of Marie Curie, one of our two national charity partners in the UK, helped to raise more than £15 million for their annual daffodil campaign, money which will help to provide more than 750,000 hours of nursing care for terminally ill people in their own homes.

Last year almost 800 Yellow Book people across 76 offices raised more than $130,000 for United Way of America, an organisation that works with companies and local communities to ensure donations from employees support the most pressing local needs. In response to the devastation wrought by Hurricane Katrina, Yellow Book people raised $216,000 to help relief efforts, an amount matched by a company donation.

Our local community activity in the UK is co-ordinated by a network of Community Champions. In 2006, programmes included supporting 103 work experience placements for local schoolchildren, and 40 Yell people facilitating workshops for interview and business skills for A-level students. Our Give As You Earn scheme encouraged almost 600 employees to donate £71,000 to chosen charities, with a further donation of £50,000 from Yell UK.

In our US Cedar Rapids office, a number of people mentored disadvantaged children through the Big Brothers, Big Sisters programme. We also provided sponsorship so that 400 local schoolchildren were able to gain work experience through job shadowing.

In 2006, our Group community investment totalled £1.2 million, as measured by the London Benchmarking Group model. This includes cash donations (see page 41), our peoples' time and in-kind giving, and equates to 0.4% of our Group pre-tax profits.

Risk management

We undertake various activities to ensure that appropriate internal controls are in place and that risks are properly managed.

The directors have overall responsibility for establishing and maintaining the systems of internal control and risk management, and for reviewing their effectiveness. These systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and to provide reasonable, but not absolute, assurance against material mis-statement or loss.

We have an ongoing process for identifying, evaluating and managing the material risks we face. This has been in place for the reporting period, and up to the date of approval of the annual report and accounts. A regular and detailed risk assessment exercise is facilitated by our Internal Audit Team, covering operational and financial risks. This seeks to identify the nature and extent of risks facing the company, the likelihood of the risks materialising and appropriate mitigation plans. This then leads to a risk-based internal audit plan. This risk assessment and internal audit plan is reviewed by senior management and the Audit Committee. In addition, each area of the business carries out its own risk assessments of its operations and ensures that key risks to the achievement of business objectives are identified and monitored.

The Audit Committee approves the annual internal audit plan prepared by the Internal Audit team, which is designed to ensure that our internal audit activities are focused on priority areas. Senior management, the Audit Committee and the Board use the internal audit work to obtain assurance as to the effectiveness of Yell's systems of internal control and risk management.

During the year, we have undertaken a considerable amount of work to bring our financial reporting controls in line with the requirements of the US Sarbanes-Oxley Act. We have fully documented the systems and processes which affect financial reporting, and we have identified and tested the very controls within these processes. This testing is in addition to, and runs parallel with, the internal audit plan and risk assessment programme. We intend to continue this work and further incorporate this into our Governance and Responsibility framework.

The Board, with the advice from the Audit Committee, has completed its annual review of the effectiveness of the system of internal controls in accordance with the guidance of the Turnbull Report, and is satisfied that it is in accordance with that guidance.

Accountability and Openness

***Statement of application of principles of the* Combined Code** Yell has applied the principles set out in the 2003 FRC Combined Code (the Code) and has complied with the provisions of section 1 of the Code during the period 1 April 2005 to 31 March 2006, save as where detailed below.

The Board The Board of Yell Group plc comprises two executive directors and seven non-executive directors. Six out of the seven non-executive directors are considered independent by the Company. The Chairman, Bob Scott was independent upon his appointment.

The executive directors are John Condron (Chief Executive Officer) and John Davis (Chief Financial Officer).

Lord Powell of Bayswater was the Senior Independent Director throughout the reporting period.

As signalled in last year's Annual Report, the Board considered the issue of Lyndon Lea's independence at the November 2005 Board meeting. At that meeting, the Board determined that Lyndon should be deemed independent due to, a) the exit from Yell of Hicks Muse (in which he was a partner), the private equity firm which until January 2004 held a significant shareholding in Yell, b) his formal separation from Hicks Muse in January 2005, and c) the absence of a continuing investment or commercial relationship (save for his own shareholding) for two and a half years. The Board is satisfied that Lyndon has always demonstrated the requisite independence of mind and judgement, and that he is free from any relationship with the executive management of Yell Group plc that could materially influence the exercise of such judgement.

On the recommendation of the Nomination Committee, the Board recruited an additional independent non-executive director, Richard Hooper, with effect from 13 March 2006. Richard brings a wealth of experience in the public and private sector to the Board, and is widely recognised for his substantial contribution to the communications industry. Richard has taken part in Yell's training and induction programme for new directors.

Yell's Articles of Association require one third of the Board to retire by rotation at the Annual General Meeting. However, the Board have decided that in order to optimise accountability to shareholders, all directors shall submit themselves for re-election at this year's Annual General Meeting and shall do so for each reporting period in the future. As Richard Hooper is a new appointment, shareholder consent to his election to the Board will also be sought at the Company's Annual General Meeting in July 2006, the first meeting since his appointment.

John Condron (executive director) is a full-time director of companies within the Yell Group and has no other commitments to external companies. Consequently he does not receive any other fees. John Davis was appointed as non-executive director of Informa plc, with effect from 1 October 2005, and his fees from Informa are set out in the Remuneration Committee report. Details of the executive directors' service contracts and the non-executive directors' letters of appointment can also be found in the report of the Remuneration Committee at page 46.

Letters of appointment do not set out fixed time commitments, since the schedule of Board and Committee meetings is subject to change, according to the requirements of the Company. All directors are expected to demonstrate their commitment to the work of the Board on an ongoing basis.

During the reporting period, the Board conducted a formal evaluation of its overall effectiveness. This reporting period's evaluation focussed on the collective performance of the Board and its committees, as well as the performance of individual directors, the Chairman and the Company Secretary. The exercise was conducted by means of a survey completed by each director, followed by a one-to-one discussion between each director and the Chairman. The results were discussed at the January 2006 Board meeting.

This year's evaluation process confirmed that the Chairman and the rest of the Board have been diligent and effective in their duties during the reporting period.

Brief biographies of all directors appear on page 32.

Operation of the Board The Board has overall responsibility for leading and controlling the Company and is accountable to shareholders for financial and operational performance, and for the open and transparent communication of information relevant to such performance.

The Board recognises the division in responsibility between the Chairman (who ensures the effective working of the Board) and the Chief Executive Officer (who runs our Company). The Board has agreed a schedule, which was reviewed at the January 2006 Board meeting, identifying matters reserved for its decision, which include the approval of the financial statements, major acquisitions, Group strategy, and governance policies. This schedule, which is in writing, delineates the extent of the various delegated authorities granted by the Board.

All directors have access to the services of the Company Secretary, Howard Rubenstein, the removal of whom is a matter reserved for the decision of the Board. He acts as secretary to all of the Board Committees.

The Company Secretary works with the Chairman to ensure that all directors receive sufficient information, on a timely basis, to enable the Board to run efficiently. A secure website has been established as an exclusive channel for the directors to share information, receive training material and Board papers, and generally enhance the administration of Board business. During the reporting year, this website has become a valuable tool for the efficient exchange of information about new developments within the Yell Group, and keeping the directors informed generally, in respect of their duties.

During the reporting year, the Board received presentations by our UK and US senior management teams, highlighting key developments in our UK and US businesses.

At the January 2006 Board meeting, external counsel was invited to provide an update on directors' duties, and changes to the Listing Rules.

The Directors are entitled, at the expense of the Company, to take independent professional advice in furtherance of their duties. The Company has also arranged appropriate Directors and Officers insurance cover in respect of legal action against the Directors.

	Board meetings		Audit Committee meetings		Remuneration Committee meetings		Nomination Committee meetings	
	Attended	Absent	Attended	Absent	Attended	Absent	Attended	Absent
Bob Scott	5	1*	–	–	–	–	–	–
John Condron	6	–	–	–	–	–	1	–
John Davis	6	–	–	–	–	–	–	–
Lord Powell of Bayswater	5	1	3	1	–	–	–	–
Charles Carey	4	2	–	–	4	1	1	–
John Coghlan	5	1	4	–	–	–	1	–
Joachim Eberhardt	6	–	4	–	5	–	–	–
Lyndon Lea	6	–	–	–	1	–	1	–
Richard Hooper	–	–	–	–	–	–	–	–

*The Chairman was required to return to New Zealand following a family bereavement.

There is frequent and informal interaction between the non-executive directors. During the reporting period, the non-executive directors met without the executive directors present. There has not been a meeting of the non-executive directors, led by the Senior Independent Director to specifically appraise the Chairman's performance (Combined Code reference A.1.3), but this will be addressed in the next reporting period.

The Board is scheduled to meet at least six times in any calendar year; January/February, March/April, May, July, September and November. During the reporting period, the Board met six times.

The table opposite shows the individual attendance by directors at the Board and Committee meetings, during the reporting period ending 31 March 2006.

An Audit Committee, Remuneration Committee and Nomination Committee have been established under the overall direction of the Board. Each committee has written terms of reference, which are published on the Company website at www.yellgroup.com. The chairmanship, membership and terms of reference of each committee are reviewed on an annual basis.

Audit Committee The Audit Committee is chaired by John Coghlan, who is deemed by the Board to have recent and relevant financial experience. The other members during the year were Lord Powell of Bayswater and Joachim Eberhardt. The Committee consists entirely of independent non-executive directors. It meets at least four times a year. The external auditors and the Internal Audit Team attend all meetings. During the reporting period, the Committee met four times.

The Committee assists the Board in fulfilling its duties regarding the reporting of financial and non-financial information to shareholders. On behalf of the Board, the Audit Committee examines the effectiveness of the Group's internal controls and risk management by reviewing evidence of risk assessment activity. The Committee agrees the scope of the internal audit plan and reviews, following the risk assessment activity. It reviews the annual and interim financial statements and the nature and scope of the external audit.

During the reporting period, the Committee oversaw the launch of the Group's Code of Ethics, which is applicable to all Yell people. The Code of Ethics is available for downloading at www.yellgroup.com.

Yell Group operates an international Yell Whistleblowing Line. It was relaunched during the reporting period, following a review by the Committee, as a result of which it is now run by an external and independent third party. The Yell Whistleblowing Line facilitates the communication (on an anonymous basis, if preferred) of any matters of a legal or ethical nature causing concern to Yell people. Any investigations are jointly undertaken by the General Counsel and the Head of Human Resources, and the Audit Committee has oversight of these investigations. Material investigations are brought to the immediate attention of the Audit Committee. Statistics on the volume and the general nature of all calls to the Whistleblowing Line are reported to the Audit Committee and the Board on an annual basis.

The Audit Committee also reviews the independence and objectivity of our external auditors. The nature of non-audit work which may be undertaken by our auditors has been defined, and financial limits on the amount of this work have been established. Regular updates are prepared for the Audit Committee on the nature and extent of non-audit services provided by our auditors. The auditors are also required to confirm their independence at least annually.

The Committee and the Board formally reviewed the effectiveness of the systems of internal control during the last financial year.

Remuneration Committee The Remuneration Committee is chaired by Joachim Eberhardt. The other members of the Committee were Charles Carey, and Lyndon Lea, who was appointed to the Committee in November 2005, subsequent to the review by the Board of his independence. The membership of the Remuneration Committee therefore was not compliant during the period 1 April 2005 to 3 November 2005 (Combined Code reference B.2.1), in that there were only two, instead of the recommended three members of the Committee.

From 4 November 2005, all three members of the committee were non-executive directors, independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment.

The Committee, which meets at least four times a year, has responsibility for making recommendations to the Board on the Company's policy on the remuneration of executive directors, for reviewing the performance of executive directors of the Company, and for determining, within agreed terms of reference, specific remuneration packages for each of the directors of the Company including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the Committee's terms of reference, no director may participate in discussions relating to their own terms and conditions of service or remuneration.

The Committee met five times during the reporting period. As well as the ongoing work of the Committee, it also determined that it was the appropriate time to re-tender for the provision of remuneration advice to the Company. Following the tender exercise and on reviewing the performance of the incumbent supplier of remuneration advice (Deloitte and Touche LLP), the re-appointment of Deloitte and Touche LLP was approved.

In the course of the reporting year, the Committee received advice from the Chief Executive Officer and the Company Secretary. The Committee also received advice from Deloitte & Touche LLP in respect of remuneration policy, market practice and corporate governance for senior management and other employees. Tax and risk management services were also received from Deloitte & Touche LLP by the Company during the year.

The report of the Remuneration Committee appears on pages 43-49.

Nomination Committee The Nomination Committee is chaired by Lyndon Lea and its other members are Charles Carey, John Coghlan and John Condron. From 1 April to 3 November, the membership of the Committee was not compliant with the 2003 Combined Code (Combined Code reference A.4.1) because it was chaired by Lyndon Lea, a non-independent, non-executive director, during that period. However, from 4 November 2005, following the Board's review of Lyndon's independence, the Committee now has a majority membership of independent, non-executive directors and the chairman of the Committee is deemed independent. The Committee, which meets at least once a year, has responsibility for considering the size, structure and composition of the Board, the retirement and/or appointment of directors and ensuring that the Board has the right blend of skills and experience.

During the reporting period and following an extensive but informal search conducted by members of the Board (Combined Code reference A.4.6) the Committee met once to consider the appointment of Richard Hooper, as an independent non-executive director. Following the meeting, Richard was nominated as having the requisite blend of skills and experience to bring to the Company.

Relations with shareholders The Company is committed to ongoing communications with its shareholder base. This is achieved through:

- Regular dialogue and presentations throughout the year to the institutional investors, such as our Investors Forum which this year, took place on 9 December 2005, in the US
- The issuing of press releases and interim reports
- Our Annual General Meeting gives all our shareholders the opportunity to hear at first hand from our Board of Directors and to raise questions. All proposed resolutions are put to a poll vote and electronic proxy voting is encouraged, to enfranchise all shareholders
- A section dedicated to investors on the Company's corporate website, www.yellgroup.com

The following table shows the chairman and members of each Committee.

Name	Status	Committee Membership and Role		
		Audit	Remuneration	Nomination
Bob Scott	Chairman, Non-Executive Director			
John Condron	CEO, Executive Director			•
John Davis	CFO, Executive Director			
Charles Carey	Independent Non-Executive Director		•	•
John Coghlan	Independent Non-Executive Director	• Chairman		•
Joachim Eberhardt	Independent Non-Executive Director	•	• Chairman	
Lyndon Lea	Independent Non-Executive Director		• (appointed 4 November 05)	• Chairman
Lord Powell of Bayswater	Senior Independent Non-Executive Director	•		
Richard Hooper	Independent Non-Executive Director			

The Board

Bob Scott, Chairman
Bob (64) is currently a non-executive director of the Royal Bank of Scotland Group plc, Jardine Lloyd Thompson Group plc, Focus DIY Group Limited and Crimestoppers Trust. He is also a non-executive director of Swiss Reinsurance Company, Zurich. Bob retired as Group Chief Executive of CGNU plc (now Aviva) in 2001, having previously held the same position with CGU plc and General Accident plc, where he had been a director since 1992. He was also chairman of the Association of British Insurers in 2000-2001, having been a board member for four years and he was a member of the President's Committee of the CBI from 1998-2000.

John Condron, Chief Executive Officer
John (56) began his career with Yell, then a part of BT, in 1980 as a member of the marketing team. He was appointed as Marketing and Sales Controller in 1987 and in 1992 took on additional responsibility as Managing Director of Yellow Pages Sales Ltd, the wholly-owned sales subsidiary. John was appointed as Managing Director of the Yellow Pages Group in 1994 and continued as CEO of the Yell Group on its sale by BT in 2001. He led the move into the US with the purchase of Yellow Book USA in 1999 and the very successful flotation of Yell Group plc in 2003. John is a graduate of Queens University, Belfast and in the past has served as a Chairman of the Directory Publishers Association, Chairman of the Jurors for the EFQM's European Quality Awards and was a member of the Governments Advisory Committee on Advertising. As well as being an Executive Director of the Board he is also a member of the Nomination Committee.

John Davis, Chief Financial Officer
John (44) has been Chief Financial Officer of Yell Group plc since 2000. He previously held senior positions within Pearson plc, where he was latterly Group Finance Director of the FT Group, and Emap plc, which he joined in 1989, where he was Director of Corporate Finance and Treasury between 1995 and 1997. John is a Chartered Accountant, having qualified at PricewaterhouseCoopers and has a Masters in Management from the Stanford Graduate School of Business. He was appointed a non-executive director of Informa plc in October 2005.

Charles Carey
Charles (52) is President and Chief Executive Officer of DIRECTV, Inc, a position he has held since December 2003. He also is a member of the DIRECTV Inc. Board of Directors. As President and CEO, Charles oversees the operations and strategic direction of the DIRECTV Inc. companies, which include DIRECTV Inc. in the US and DIRECTV Latin America. Prior to joining DIRECTV Inc., he was Co-Chief Operating Officer of News Corp. and President and Chief Executive Officer of Sky Global Networks until his resignation in January 2002. He also served as Chairman and Chief Executive Officer of the Fox Television Group until 2001. In addition to serving on the DIRECTV Group Board and News Corp. Board, Charles is also a member of the Board of Directors of British Sky Broadcasting Group plc. He is a graduate of Colgate University and Harvard Business School. Charles is a member of the Remuneration and Nomination committees.

John Coghlan
John (48) is former Deputy Chief Executive and Group Finance Director of Exel plc. Prior to joining Exel/Ocean Group plc in 1995, he qualified as a chartered accountant in 1982 and worked for Arthur Andersen for eight years before joining Tomkins plc, where he spent seven years in various financial roles. He is a director of the Freight Transport Association. John chairs the Audit Committee and is a member of the Nomination Committee.

Joachim Eberhardt
Joachim (42) is currently the Executive Vice President of Global Sales, Marketing and Service for DaimlerChrysler Motors LLC in the US. Until 1 June 2003 he was President and CEO of DaimlerChrysler UK Limited, a position he held since November 1999. He is currently a non-executive director of a number of DaimlerChrylser owned subsidiaries. Joachim has a Masters degree from the Academy for Administration and Economics in Stuttgart, Germany and an MBA from New York University Stern School of Business. Joachim is Chairman of the Remuneration Committee and also sits on the Audit Committee.

Lyndon Lea
Lyndon (37) is a founding partner of Lion Capital and is responsible for its management. Prior to founding Lion Capital in 2004 he was a partner of Hicks, Muse, Tate & Furst, whose European business he co-founded in 1998. Previously, he served at Glenisla, which was the European affiliate of Kohlberg Kravis Roberts & Co. Prior to that, he was an investment banker with Schroders in London and also in the mergers and acquisitions department of Goldman Sachs in New York. He received his BA from the University of Western Ontario, Canada in 1990. Lyndon currently serves on the boards of Aber Diamond Corporation which is listed in Toronto, Weetabix Limited, J. Choo Limited, Wagamama Group Limited, Orangina B.V., Materne SAS and Burton's Foods Limited. Lyndon chairs the Nomination Committee and was appointed to the Remuneration Committee in November 2005.

Lord Powell of Bayswater
Lord Powell (64) is Chairman of Louis-Vuitton Moet Hennessy (LVMH) in the UK and of Safinvest Limited. He is a Director of a number of international companies including Caterpillar, Textron, LVMH, Schindler Group, Mandarin Oriental Hotel Group, Northern Trust Global Services and British Mediterranean Airways. He is President of the China-Britain Business Council, Chairman of the Oxford University Business School and Chairman of Atlantic Partnership. He is a cross-bench member of the House of Lords and Chairman of the All-Party Group on Entrepreneurship. Lord Powell is our Senior Independent Director and a member of the Audit Committee.

Richard Hooper
Richard (66) is currently Chairman of Informa plc, a member of the Advisory Panel to Waste Recycling Group, and an independent assessor to the Department of Culture, Media and Sport on public appointments. He stood down from the Board of Ofcom, the regulator of the communications industry, in December 2005 at the end of his term as Deputy Chairman and Chairman of the Content Board. Richard was a member of the Radio Authority from 1990 to 1994, and was Chairman of the Radio Authority between 2000 and 2003. Richard started his career in the 1960's, as a radio and television producer at the BBC. Since then he has been involved in many different aspects of the communications industry. Previous directorships include non-executive director of MAI plc (1993 to 1996), non-executive director of United News & Media (1996 to 1997), non-executive director of Superscape plc (2000 to 2002) and non-executive Chairman of IMS Group plc (1997 to 2002).



Bob Scott



John Condron



John Davis



Charles Carey



John Coghlan



Joachim Eberhardt



Lyndon Lea



Lord Powell of Bayswater



Richard Hooper

Risk

Forward-looking information

The discussions regarding financial information in this Operating and Financial Review should be read in conjunction with the audited financial statements. The discussions contain forward-looking statements that appear in a number of places and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, some of which are set out below.

Operational risk factors

Our regulatory environment restricts our revenue growth in the United Kingdom. In the 2006 financial year, 37% of the Group's revenue was affected by a price cap, as compared to 46% during the 2005 financial year. Currently, the prices we may charge for advertisements in Yellow Pages, our printed consumer classified directory in the UK are regulated by undertakings we have given to the UK Secretary of State for Trade and Industry. These undertakings limit any annual price increase to a percentage equal to the official UK Retail Price Index (RPI) minus six percentage points. This means that our prices for these advertisements have to be reduced in each year where the inflation rate is less than 6%.

In August 2004 the Office of Fair Trading (OFT) announced a review of these undertakings. In November 2004 the OFT announced this review would take the form of a market study under the terms of the Enterprise Act. At the conclusion of their study in April 2005, the OFT referred what it defined as 'classified directory advertising services,' to the Competition Commission for investigation. The possible outcomes of the investigation include, a relaxation of the current price cap, no change in the price cap, a tightened price cap, or other measures to restrict our ability to grow revenues in the UK.

Our results may vary from quarter to quarter and may not be indicative of our results for the full year. We recognise the revenue and the costs directly related to sales, production, printing and distribution from advertisement sales for a printed directory edition when we have completed delivery of that directory edition. Because the number and type of directories are not evenly distributed during the year or published in the same quarter every year, our revenue and profits do not arise evenly over the year. For example, during our 2006 financial year the four financial quarters accounted for, respectively, 19%, 25%, 25% and 31% of group revenue. Different directories may grow at different rates, such that growth may not be evenly distributed between quarters. We sometimes have to rephase our timing of distributions into an earlier or later period for operational reasons, such as when we rescope directories or integrate acquisitions. Finally, due to timing differences among the recognition of revenue and costs, the payment of costs and invoicing our advertisers, operating profit, EBITDA and other financial indicators generally relied on by investors to evaluate a company's financial performance may not, in our case, reflect actual cash received or expended during a given period.

Our business could be adversely affected by our reliance on, and our extension of credit to, small and medium-sized businesses. A significant part of our revenue comes from selling advertising to small and medium-sized businesses. These types of businesses tend to have few financial resources and it is normal and necessary business practice for us to offer credit terms to many of them. However, failure rates for small and medium-sized businesses tend to be higher than for large businesses, a factor that could have a significant impact on bad debt levels and on the number of advertisers renewing their advertising each year. Full collection of overdue accounts can take longer than for larger businesses. In addition, the levels of customer churn and bad debts in the US are higher than in the UK.

Increased paper prices could have a material adverse effect on our business. Paper is our single largest raw material expense. In the 2006 financial year, paper costs were equivalent to 6% of group revenue and represented 10% of UK costs of sales and 15% of US cost of sales. In the past, paper prices have fluctuated significantly. For example, during the past five years, the prices we have had to pay in the UK have fluctuated by an effective 9.7%. If paper prices had changed by 10% during the 2006 financial year we estimate there would have been an impact of approximately £10 million on our Group operating profit. We try to limit our exposure to market fluctuations through contracts and pricing arrangements with our suppliers in the UK and the US. Our current arrangements in the UK expire in March 2009 and in the US between 2006 and 2009. It is always possible, however, that we will not be able to renew these arrangements on satisfactory terms, if at all. Failure to agree satisfactory terms or failure of any of our major suppliers to deliver, could force us to buy some or all of our paper in the spot market, at potentially higher prices, until new arrangements are put in place.

If we cannot expand through acquisitions and integrate our acquisitions and new directory introductions successfully, our ability to expand our business could be adversely affected. Material acquisitions by us could have a material adverse effect on our business. We have expanded in the United States both by buying a number of classified directory publishers and by introducing new directories. As part of our strategy, we intend to continue to evaluate potential acquisitions and directory launches. New acquisitions and new directory launches require the attention of our management and the use of other resources. We cannot assure you that we will be able to acquire, integrate or profitably manage additional classified directory publishers or launch new directories without substantial costs, or problems. In addition, we cannot assure you that any companies acquired or directories launched will be profitable at the time of their acquisition or launch, or that they will achieve levels of profitability that will justify the investment we made in them. We may seek to expand into geographic areas where we currently have no operations and where we may encounter cultural differences. We cannot assure you that in the case of acquisitions we will successfully overcome disparities between our corporate strategies and culture and those of the businesses we acquire in the future. In addition, we expect to face more competition for new acquisitions. This competition may come from the Regional Bell Operating Companies in the US, recently divested directory publishing businesses and smaller independent publishers with aggressive growth strategies.

If we lose the services of our key executive officers, we may not succeed in implementing our business strategy. Our Chief Executive Officer and certain other senior managers are key to the successful implementation of our business strategy in the near to medium term. Our executive and senior managers have extensive experience and knowledge of our industry and its potential. The loss of their services could have an adverse effect on our ability to implement our business strategy.

The loss of important intellectual property rights could adversely affect our competitiveness. Some of our trademarks and intellectual property rights, such as our Yellow Pages brand name in the UK and our Yellow Book brand name in the US, are important to our business. We rely upon a combination of copyright and trademark laws, contractual arrangements and licensing agreements to establish and protect these rights. From time to time we need to bring lawsuits against third parties in order to protect our rights. Similarly, from time to time, we could face legal proceedings where third parties challenge our rights. We cannot be sure that any legal action will be decided in our favour. As the internet continues to grow, it may prove more difficult and expensive to protect our trademarks, such as Yell.com, from domain name infringement or to prevent others from using internet domain names that associate their business with ours. Although we are not aware of any material infringements of any trademark rights that are significant to our business, any lawsuits, regardless of their outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or operating results. In addition, we do not have rights to the Yellow Pages brand name, or its local-language equivalent, in any countries in which we might operate other than in the UK and some of the former and current British territories overseas.

Our exposure to defamation and privacy claims could have a material effect on our operating results or financial condition. We use personal data therefore we are exposed to the risk of defamation and breach of privacy claims relating to our directories business as well as methods of collection, processing and use of personal data. The subjects of our data and users of data collected and processed by us could have claims against us if our data were found to be inaccurate, or if personal data stored by us were improperly accessed and disseminated by unauthorised persons. We have not had any material claims relating to either defamation or breach of privacy.

If we cannot adapt our business to technological change, we may be unable to maintain our competitive position. At present almost all of our revenue comes from our printed classified directories. However, usage of products and services based on the internet and other technologies may cause our revenue from printed classified directories to decline. If we fail to anticipate or to respond adequately to changes in technology and user preferences by enhancing our existing internet-based products or by developing and marketing new products and services, we may not be able to replace this revenue or maintain our competitive position. In addition, the growing use of internet-based and other technologically advanced products and services may generate increased competition from new and existing providers of services similar to ours.

Our reliance on technology could have a material adverse impact on our business. In common with most modern businesses, our business activities rely to a significant degree on the efficient and uninterrupted operation of our computer and communications systems and those of third parties. Any failure of current or new systems could impair our collection, processing or storage of data and the day-to-day management of our business. We have taken precautions to limit our exposure to the risk of material disruption to our systems, but we cannot assure you that we can avoid disruption from every possible disaster.

Our dependence on three principal suppliers could lead to material adverse consequences for our business. In the UK we have several long-term contracts with RR Donnelley, for printing and binding our classified directories, and with Pindar Set Ltd., for our pre-press needs, including preparing artwork and paginating the directories. In the US, we depend on Pindar Set Ltd. for substantially all of our pre-press needs and on RR Donnelley and Quebecor Printing, Inc. for substantially all of Yellow Book's printing needs. Should these suppliers be unable to fulfil their contractual obligations, there could be a material adverse effect on our business until we find replacement suppliers. However, these suppliers have developed Business Continuity Plans which would be implemented in the unlikely event of any adverse circumstances which would affect the continuation of our business operations.

Additional operational risk factors if we complete the TPI acquisition

The integration of TPI may not realise all the anticipated benefits. The integration of TPI will present significant challenges that may result in the business not operating as effectively as expected or in the failure to achieve some or all of the anticipated benefits of the acquisition either at all or when currently anticipated. The benefits and synergies expected to result from the combination of TPI and Yell will depend in part on whether to the extent planned, the operations of TPI can be integrated in a timely and efficient manner with those of Yell and Yell is able to refocus TPI's business on the core print and online directory operations, simplify TPI's activities and transfer Yell's best practices to TPI. Yell may face significant challenges in consolidating TPI's functions with those of Yell, and integrating the organisations, procedures and operations of TPI within the Yell Group. This integration may be complex and time-consuming, and management may have to dedicate substantial time and resources to it. These efforts could divert management's focus and resources from other strategic opportunities and from day-to-day operational matters during the integration process.

Telefónica competing at end of non-compete term could cause a reduction in TPI's market share and revenue. Telefónica has undertaken that, for a period of three years following our completion of the acquisition, neither it nor any member of the Telefónica Group will, in Spain, Brazil, Argentina, Chile, Peru, Italy and France, initiate or carry out any activity connected with the business of preparing, editing, publishing or distributing white or yellow pages by any medium including internet and printed directory form. No assurance can be given that Telefónica will not compete with us in the printed directories business in the future.

If Telefónica were to cease the supply of subscriber data to TPI, this could impede TPI's competitiveness. Telefónica is currently an important supplier of data relating to business subscribers for TPI's Yellow Pages activities. Were Telefónica to cease in its supply of data under existing agreements, TPI may have difficulty in finding an adequate alternative supplier and this could affect its competitiveness.

Financial risk factors

Our substantial leverage could adversely affect our financial wellbeing. At 31 March 2006, we had total debt of £2,033.3 million. We expect an increase in total debt and leverage if we complete the purchase of TPI in July 2006. We expect that, following completion of the acquisition of TPI, our total debt will be approximately £4,000 million and that we will continue to maintain considerable debt for the foreseeable future. Our leverage poses the risk to our shareholders that:

- A significant portion of our cash flow from our operations will have to be dedicated to servicing our debt
- Our ability to obtain additional financing for working capital, capital expenditures or business opportunities may be impaired
- We may have a much higher level of debt than certain of our competitors, which may put us at a competitive disadvantage and may make it difficult for us to pursue our business strategy
- Our debt level may render us unable to plan adequately for or react to changing market conditions, changes in our business and the industry in which we operate

Our debt agreements contain significant restrictions limiting our flexibility in how we may use our financial resources. These restrictions could hinder our ability to carry out our business. A breach of the covenants under the financing arrangements could cause all debt under those arrangements to become due.

Market-related risk factors

Interest rate fluctuations could adversely affect our financial wellbeing. At 31 March 2006, we had £1,637.9 million of borrowings, net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. We have fixed interest on 47.4% of the indebtedness under our bank credit facilities using interest rate swaps over the period to March 2008, with a review of this strategy on a quarterly basis. When combined with the fixed rate senior notes, we fixed our interest rates on approximately 56.2% of our total gross debt at 31 March 2006. At 31 March 2006, we had £7.9 million net gains on interest rate swaps that have been recognised in the Statement of Recognised Income and Expense.

The following example illustrates the effect that certain changes in interest rates would have had in the 2006 financial year. The following discussion of estimated amounts generated from the sensitivity analysis is forward-looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

If the variable interest rates had been a full percentage point higher or lower with no change in foreign exchange rates, then the interest payable with respect to our variable-rate indebtedness in the 2006 financial year would have been £8.9 million higher or lower taking into account our hedging arrangements, or £16.9 million higher or lower without taking into account hedging arrangements.

Our future exposure to interest rate fluctuations will depend on the amount of variable-rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place.

Foreign exchange rate fluctuations could adversely affect our business, financial condition or results of operations. All significant cash inflows and outflows associated with our operations in the UK are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the US are denominated in US dollars. Following completion of the acquisition of TPI, all significant cash inflows and outflows associated with our operations in Spain and Italy will be denominated in euros. However, our financial statements are presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling and the euro and pounds sterling will affect the translation of the results of our operations into pounds sterling.
The composition of our debt in 2006 partially hedged exchange rate fluctuations, because 66% of our debt and 62% of our net interest expense were denominated in US dollars.
If the effective US dollar to pounds sterling exchange rate in 2006 had been 10% higher or lower, then basic earnings per share would have been 3.0% lower or 3.6% higher, respectively. We do not currently intend to use derivative instruments to hedge any foreign exchange translation rate risk relating to foreign currency-denominated financial liabilities, although we will continue to review this practice.

At 31 March 2006, we had £1,337.6 million of borrowings denominated in US dollars net of deferred financing fees. The following example illustrates the effect that certain changes in foreign exchange rates would have had in the 2006 financial year. The following discussion of estimated amounts generated from the sensitivity analysis is forward-looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

If the average exchange rate of the US dollar as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable in the 2006 financial year would have been approximately £4.6 million lower or £5.7 million higher, respectively.

Our exposure to currency fluctuations will depend on the mix of foreign currency and pounds sterling-denominated indebtedness and the extent of any hedging arrangements.

Critical accounting estimates and related risk factors

In general, our accounting policies under IFRS as adopted by the European Union are consistent with those generally adopted by others operating within the same industry in the UK. Our accounting policies are summarised in note 1 of the notes to the financial statements.

In preparing the consolidated financial statements, our management has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. We regularly review these estimates and update them when required. Actual results could differ from these estimates. Unless otherwise indicated, we do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. We consider the following to be a description of the most significant estimates, which require our management to make subjective and complex judgements, or matters that are inherently uncertain.

Actual bad debts may be different than the estimated allowance for doubtful debts. Receivables are reduced by an allowance for amounts that may become uncollectible in the future. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. We have demonstrated the ability to make reasonable and reliable estimates of allowances for doubtful accounts based on significant historical experience. Whilst such bad debts have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Our consolidated bad debt expense was £93 million during the 2006 financial year and at 6% of revenue was flat in comparison to the previous year. Bad debts as a percentage of printed directories revenue in the US at 8% reflects the growth strategy in the US, when compared to the 3% in the UK where the directories are more mature.

If our allowance for credit losses as a percentage of revenue had been 1% higher or lower during the year ended 31 March 2006, then profit before tax would have varied by approximately £16 million.

Actual economic lives of other non-current intangible assets and property, plant and equipment may be different than our estimates. Other non-current intangible assets and property, plant and equipment are long-lived assets that are amortised over their useful lives. Useful lives are based on management's estimates of the period over which the assets will generate revenue. If the useful economic lives had increased by an average of one year during the year ended 31 March 2006, then our amortisation charge would have varied by approximately £3 million. If the useful economic lives had decreased by an average of one year, our amortisation charge would have varied by approximately £8 million. Our depreciation charge would have varied by approximately £5 million if the useful lives had increased by an average of one year, or by approximately £13 million if the useful lives had decreased by an average of one year. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable and at the end of the first full year following acquisition.

Historically, we have not realised large gains or losses on disposals of property, plant and equipment.

Actual net pension obligations may be different than the amounts estimated. The determination of our obligation and expense for pensions is dependent on the selection of assumptions that are used by our actuaries in calculating such amounts. Those assumptions are described in note 26 of the notes to the financial statements included elsewhere in this annual report and include, amongst others, the rate at which future pension payments are discounted to the balance sheet date, inflation expectations, the expected long-term rate of return on plan assets and average expected increase in compensation over and above inflation. Whilst we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions can materially affect the amount of our future pension obligations, future valuation adjustments in the statement of total recognised gains and losses and our future employee expenses.

The value of the pension obligations at 31 March 2006 was calculated on the basis that the real interest rate at the balance sheet date was 1.9%, which is the difference between the discount rate and expected inflation. The discount rate and expected inflation are determined by reference to specific types of debt instruments being traded in the open market. Increasing or decreasing the assumed real interest rate to 2.0% or 1.8% per annum, respectively, would decrease or increase the present value of the total pension obligation by approximately £8.0 million. The effect on the market value of assets cannot be estimated because the values of the scheme's investments do not always change in line with changes in real interest rates.

The assumed life expectancy at the date of retirement (age 60) for men and women is 26.5 and 29.4 years, respectively. We believe these assumptions are realistic, based on the latest studies of longevity. We estimate that a one-year increase in life expectancy would increase our pension deficit by approximately £7.5 million.

The expected average increase in salaries above inflation is 1.5%. Increasing or decreasing the rate of assumed salary increases to 1.6% or 1.4% per annum, respectively, would increase or decrease our pension deficit by approximately £3 million.

Actual tax benefits and obligations may be different than those we estimated. The determination of our obligation and expense for taxes requires an interpretation of tax law. We seek appropriate competent and professional tax advice before making any judgements on tax matters. Whilst we believe that our judgements are prudent and appropriate, significant differences in our actual experience may materially affect our future tax charges. We recognise deferred tax assets and liabilities arising from timing differences where we have a taxable benefit or obligation in the future as a result of past events. We record deferred tax assets to the extent that we believe they are more likely than not to be realised. Should we determine in the future that we would be able to realise deferred tax assets in excess of our recorded amount or that our liabilities are different than the amounts we recorded, then we would increase or decrease income as appropriate in the period such determination was made. At 31 March 2006 we believe we have recognised all our potential deferred tax assets.

Actual settlement of the lawsuits in the US may be different than those we accrued. The determination of our obligation and expense for the exceptional lawsuits was based on management's best estimates after taking into consideration appropriate advice from legal experts.

Directors' Reports


PERFORMANCE
TARGETS
RESULTS

Directors' Report

The directors submit the report and accounts of Yell Group plc (the Company) for the year ended 31 March 2006.

Overview and principal activities

An overview and description of the principal activities of the business are provided on pages 5-17.

Share capital history and dividends

Full details of the movements in the authorised and issued share capital of the Company are provided in note 21 to the financial statements.

An interim dividend of 5.1p per ordinary share was paid on 16 December 2005. The directors propose a final dividend of 10.2p to be paid on 25 August 2006 to shareholders on the register at 28 July 2006, subject to approval at the Annual General Meeting on 20 July 2006.

The Trustees of the Yell Employee Benefit Trust have waived their entitlement to previous and proposed dividends totalling £0.8 million.

Major shareholders

At 5 June 2006, the Company had received notification from the following entities under section 198 of the Companies Act 1985, showing a notifiable interest in its shares.

Shareholder	No. of Shares	% of issued share capital
LloydsTSB Group plc	80,459,043	10.38%
Capital Group Companies Inc	70,977,777	9.16%
Barclays plc	51,024,881	6.59%
FMR Corp and Fidelity International Limited and their subsidiaries	45,558,475	5.88%
Legal & General Group plc	36,703,448	4.74%
Franklin Resources, Inc and affiliates	34,754,447	4.49%

Review of business and future developments

A review of the performance for the reporting period and the expected future developments is given on pages 5-11. The principal risks and uncertainties that may affect the Company's long term value or prospects, including significant relationships with stakeholders, are given on pages 34-39. Key Performance Indicators are given on page 13.

Risk Management and internal controls

Disclosures can be found in the Governance and Responsibility section on page 27, the Statement of Directors Responsibilities on page 42, and note 19 to the financial statements.

Directors and their interests

The directors of the Company are listed on page 32. All directors will submit themselves for re-election (and election in the case of Richard Hooper) at the Annual General Meeting on 20 July 2006.

The directors' emoluments are disclosed on page 47.

The directors' service contracts are disclosed on page 46.

The beneficial interests of the directors and their immediate family in the Company's issued share capital are given on page 49.

Charitable and political donations

During the past financial year the Company has made charitable donations totalling just over £955,000 (2005 – £500,000), which support various community related charities and projects. For further details, please see page 26. No political donations were made during the year.

Related party transactions

Details are provided in note 27 to the financial statements.

People with disabilities

We are an Equal Opportunities Employer. We are committed to the employment of people with disabilities and guarantee an interview for those who meet minimum selection criteria. We provide training and career development for people with disabilities, tailored where appropriate to their specific needs, to ensure they achieve their potential. If an individual becomes disabled while in our employment, we will do our utmost to ensure their continued employment in their role, including consulting them about their requirements making appropriate adjustments, and providing alternative suitable positions.

Information provision to our people

Please see page 25 for details of information provision.

Approach to share ownership

We actively encourage our people to share in the future of the Company. An employee ShareSave scheme operates in the UK, and a Stock Purchase Plan operates for our people in the US.

Financial instruments

Please see note 19 to the financial statements.

Statement of Directors' Responsibilities

Policy and practice on payment of current liabilities
It is the Company's policy to use its purchasing power fairly and to pay promptly and as agreed. Payment terms for purchases under major contracts are settled as part of the contract negotiations. It is the Company's policy to make payments for other purchases within 30 days following the end of the month in which a correct and valid invoice is received.

At 31 March 2006, trade payables represented 18 days (2005 – 15 days) of purchases. The Company has no significant trade payables.

Post balance sheet events
Please see note 31 to the financial statements.

Statement as to disclosure of information to auditors
Each director of the Company confirms that: (a) so far as he is aware, there is no relevant audit information of which the Company's auditors are unaware; and (b) that he has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information. For these purposes, relevant audit information means information needed by the Company's auditors in connection with preparing their report set out on page 51.

Auditors

A resolution to re-appoint PricewaterhouseCoopers LLP as auditors, they having confirmed their willingness to act, will be proposed at the Annual General Meeting.

Annual General Meeting
The Notice of the Annual General Meeting, to be held on 20 July 2006, (together with explanatory notes) appears on pages 109-112.

By order of the Board



Howard Rubenstein
Company Secretary

Statement of Directors' responsibilities
Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing those financial statements the directors are required to:

- Select suitable accounting policies and then apply them consistently
- Make judgements and estimates that are reasonable and prudent
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements
- Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for maintaining the integrity of the financial information, including the Annual Report, on the Yell Group plc website, www.yellgroup.com. Legislation in the UK concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Remuneration Report

The Remuneration Committee
Within agreed terms of reference the Remuneration Committee has responsibility for making recommendations to the Board of directors on the Company's policy on the remuneration of executive directors and for reviewing the performance of these individuals.

Performance graph
The graph below sets out the performance of the Company relative to the FTSE 100 index of which the Company is a constituent.

The performance graph has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 and is not an indication of the likely vesting of awards granted under any of the Company's incentive plans.

Yell Group total shareholder return


250
200
150
100
50
Yell Group
FTSE100
Jul 03
Oct 03
Jan 04
Apr 04
Jul 04
Oct 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Apr 06
May 06

Source: Datastream
(Rebased TSR: 1 Month (23 working day) rolling average)

Remuneration Committee members
The Committee is chaired by Joachim Eberhardt and its other members are Charles Carey and Lyndon Lea, who was appointed to the Committee during the year. All members of the Committee are independent non-executive directors of the Company. The Committee complied with the requirements set out in the Combined Code in carrying out its duties. The Chief Executive Officer is invited to attend Committee meetings, except when his remuneration is being discussed.

The Committee met on five occasions during the year ended 31 March 2006. The Committee received advice from the Chief Executive Officer and the Company Secretary. The Committee also appointed and received advice from Deloitte & Touche LLP in respect of remuneration policy, market practice and corporate governance for senior management and other employees. Tax and risk management services were also received from Deloitte & Touche LLP by the Company during the year.

Remuneration policy
The Committee believes that a robust incentive and reward framework is vital to the Company's continued success and is therefore committed to the development of the Company's remuneration policy over time, in consultation with shareholders and institutional investors where appropriate.

The remuneration policy developed by the Committee since flotation is designed to provide a cohesive framework which maximises the achievement of individual and Company potential through targeted, results-driven reward and incentives which pay for good performance at all levels throughout the organisation.

The remuneration policy continues to be based on the following key principles:
- Simplicity and coherence
- Fairness of rewards against comparable companies
- Alignment of executive interests with the interests of shareholders
- Variable reward based on local profit and share price growth
- Encouraging all-employee share ownership
- Incentivising exceptional performance with the potential for superior rewards

The Committee is committed to enabling the Company to achieve its potential by attracting and retaining high quality people and providing them with a competitive overall remuneration package with clear targeted incentives. This will enable them to be among the best paid people in the marketplace if they and the Company deliver outstanding results.

Under the Company's remuneration policy, total remuneration is broadly based on market median for on target performance, with the potential for upper quartile or above remuneration for superior performance. The vehicle for delivering medium and long-term incentives at each level within the organisation differs to accommodate the specific issues, desired behaviours and performance drivers for the different groups of employees.

Development of Executive Remuneration Policy
This year the Committee has continued to follow the tiered remuneration approach developed during 2003 which encompasses all employees within the same policy framework. This approach highlights the Committee's determination to reward all employees fairly and consistently and to encourage and promote employee share ownership.

However, the Committee recognises that since the last full remuneration review in 2003, much has changed. Yell is now an established listed company with a rapidly expanding business in the US. In light of these changes and recognising that the Company's business and the markets in which it operates will continue to develop and change, the Committee has decided that a review of remuneration strategy for the senior management should be undertaken.

As part of this review the Committee will consider whether the current comparator groups, performance targets and equity arrangements remain appropriate for Yell.

To the extent that any major changes to policy or structure are proposed, the Committee will consult major shareholders and seek their feedback as part of the process.

The Committee continues to recognise the importance of executives having the opportunity to be rewarded for outstanding personal and company performance, and of basing incentives on a combination of performance conditions collectively geared to enhancing shareholder value. This will be a key consideration for the remuneration strategy review.

Remuneration structure 2005/2006

Executive Directors	LTIP
Executive Directors & Senior Executive Group	Executive Options
Management Group	Capital Accumulation Plan
All employees	UK ShareSave and US Stock Purchase Plan
All employees	Annual Bonus Plan

For executive directors, the annual bonus is operated with an element of deferral.

All the Company's share plans incorporate dilution limits consistent with the guidelines provided by the Association of British Insurers (the ABI), the National Association of Pension Funds and other shareholder representative bodies. For options granted in 2004 and onwards there is no longer the opportunity to retest performance conditions.

Summary of individual elements of executive directors' remuneration

Executive directors' total remuneration is comprised of fixed (salary, benefits and pension) and variable (short, medium and long-term incentives in the form of annual and deferred bonus, share options and performance shares) pay.

The aim of the Committee is to ensure that executive directors' remuneration reflects the principles of the policy outlined previously.

The variable elements of remuneration are subject to the achievement of predetermined performance targets. The Committee considers there to be an appropriate balance between fixed and variable remuneration with approximately one third of total remuneration deriving from fixed salary and approximately two thirds deriving from variable incentives.

Base salary

Base salaries are set taking account of the individual role, responsibility, experience, long-term contribution and market positioning. The Committee reviewed comparable base salary practice in media and FTSE 100 companies in determining appropriate base salary levels of 1 April 2006 which are shown on page 47.

Annual bonus and the Deferred Bonus Plan

Each executive director is eligible to receive a bonus subject to the achievement of performance targets. The performance targets are set by the Committee each year having regard to the business plan.

Executive directors are eligible to receive a maximum bonus of 120% of salary. Under the Deferred Bonus Plan, any bonus in excess of 100% of salary will be subject to a compulsory deferral into shares for a period of three years. These shares will be forfeited if the director leaves otherwise than in pre-determined 'good leaver' circumstances.

For the executive directors, the Committee have determined that the performance condition for the annual bonus will be related to the Group's revenue, profit and cash generation targets (100%) with the balance (20%) based on non-financial metrics, such as people and customer satisfaction, and process efficiency.

In respect of the year ended 31 March 2006, the Board accepted the Remuneration Committee's recommendation that bonuses of 120% of salary be paid to executive directors under the Annual Bonus Plan. Awards made under the Deferred Bonus Plan are shown on page 49.

The Annual Bonus Plans for sales and non-sales staff similarly operate by reference to financial and non-financial metrics.

Share options

The executive directors and other key senior managers of the Company participate in the Yell Group plc Executive Share Option Scheme. US senior managers participate in the Yell Group plc 2003 US Equity Incentive Plan. Options are granted under both plans with an exercise price at least equal to the market value of the underlying shares at the date of grant.

Current practice is for options to be granted to executive directors at a multiple of two times base salary.

Options granted in the 2006 financial year will only be exercisable if the adjusted Earnings per Share (EPS) of the Company, taken over a three year period, is equal to, or exceeds, the cumulative increase in the Retail Price Index (RPI) plus 3% per annum at the end of such three year period. If the performance condition is not met at the end of the third year the option lapses. Details of options granted to executive directors are provided on page 48.

The Committee considers that the EPS condition most appropriately focuses eligible employees on increasing the Company's earnings and therefore helps to align the interests of the executive directors with both shareholders and the Company.

The Committee has determined that if appropriate, it will exercise its judgement and discretion to make adjustments to EPS in order to take into account the transition to International Accounting Standards. However, this would only apply where the adjustment was made for the purpose of ensuring that the performance condition remained equitable to both participants and shareholders and, in the opinion of the Committee, no less stretching to achieve. Should the Committee exercise such discretion and judgement in the future it will outline the reason and basis for its decision to shareholders in the Directors Remuneration Report for the relevant year.

Long Term Incentive Plan

The Long Term Incentive Plan (LTIP) permits awards of shares to be made, the receipt of which is dependent on meeting stretching performance targets. Awards were made to the executive directors in the 2006 financial year at a multiple of one times base salary.

In line with current investor thinking, the Committee considers it important that executives are incentivised by reference to a combination of financial and other performance conditions. Given the use of financial measures for the Option Scheme and the Annual Bonus Plan, vesting of awards under the LTIP are based on relative Total Shareholder Return (TSR). The Committee considers that the use of both financial measures and relative market performance in this way provides an appropriate balance across the whole of the variable element of the executive directors' remuneration packages.

The extent to which awards will vest will depend upon the Company's TSR performance relative to the TSR performance of the FTSE 100 constituents (excluding investment trusts) over a three year period. To the extent that the performance condition is not satisfied, the award will lapse and there will be no opportunity to retest the condition.

For an award to vest, the Company's TSR performance must not be less than that of the median company in the comparator group. If the Company is ranked at the median level, 30% of the award will vest, rising to 100% vesting at the upper quartile level.

Pension

Both the Chief Executive Officer and the Chief Financial Officer participate in the Yell Pension Plan which is a HM Revenue & Customs (HMRC) approved plan. Under the terms of the Yell Pension Plan applicable, both executive directors will receive retirement benefits on a defined benefit basis.

The Chief Executive Officer is a member of Section 2 of the Yell Pension Plan. Until 5 April 2006, under that Section, he accrued an annual pension of 1/80th of his Final Pensionable Earnings for each year of Pensionable Service. In addition, he accrued a one-off cash sum of 3/80ths of his Final Pensionable Earnings for each year of Pensionable Service. He was not subject to the HMRC's Earnings Cap for pension purposes (due to his prior membership of the BT Pension Scheme) and was entitled to an enhancement of his Pensionable Service under the Yell Pension Plan (by reference to the BT Pension Scheme), which was intended to continue until 13 November 2009. Under the terms of this enhancement, since 1 July 1996, the Chief Executive Officer has been granted an additional 71 days of Pensionable Service for each actual year of Pensionable Service in the BT Pension Scheme or the Yell Pension Plan. The effect of the enhancement is that if he had continued accrual in the Yell Pension Plan until his normal retirement date, the Chief Executive Officer's forecasted total Pensionable Service at age 60 will be 40 years.

As a result of changes in taxation of pensions after 5 April 2006, the Chief Executive Officer has chosen to cease accruals in the Yell Pension Plan, although his pension and one-off cash sum remain linked to his Final Pensionable Earnings at leaving, retirement or death. After 5 April 2006, he will receive cash payments of 27% of Basic Salary per annum; this rate has been calculated to be broadly equivalent to Yell's cost of his future benefits had he continued accrual in the Yell Pension Plan. The result is therefore cost neutral to the Company.

The Chief Financial Officer is a member of both Sections 1 and 3 of the Yell Pension Plan. Until 5 April 2006, under each of those Sections he accrued an annual pension of 1/60th of his Final Pensionable Earnings up to the HMRC's Earnings Cap for each year of Pensionable Service giving a total accrual of 1/30th each year.

He was contractually entitled to a pension based on uncapped pensionable salary for each year of service under the Yell Pension Plan. As he was subject to the Earnings Cap, the excess over the approved benefit conferred under the Chief Financial Officer's contractual arrangement was provided on an unfunded, unapproved basis.

As a result of changes in the taxation of pensions after 5 April 2006, the Chief Financial Officer has chosen to move his unapproved benefit into Section 3 of the Yell Pension Plan and then cease accruals in the Yell Pension Plan, although his pension remains linked to his Pension Scheme Salary at leaving, retirement or death. After 5 April 2006, he will receive cash payments of 48% of Basic Salary per annum. The Committee has carefully considered the position and are satisfied that this rate is broadly equivalent to Yell's costs of the Chief Financial Officer's future benefits had he continued accrual in the Yell Pension Plan. The result is therefore cost neutral for the Company.

Further details of the executive directors' pension benefits can be found on page 47.

Other remuneration

The executive directors participate in the ShareSave plan.

The executive directors receive a number of other benefits including life assurance, private health cover, long-term disability insurance, the provision of a car, telecommunications services, health club membership and an allowance for personal tax and financial advice.

In addition, the executive directors receive reimbursement from the Company for reasonable expenses incurred in the carrying out of their duties.

John Davis was appointed a non-executive director of Informa plc on 1 October 2005. He does not hold any other external directorships. During the reporting year, he received £20,275 in fees from Informa plc. He also invested in 10,000 shares in Informa plc which were purchased at market value. He continues to hold these shares.

Service contracts – executive directors

The service contracts for both executive directors are for a rolling 12 month period, in line with the Company's policy on executive directors' service contracts. The key terms of the executive directors' service contracts are shown in the following table.

Aspect	Policy
Notice period (on termination by the company or the director)	Twelve calendar months
Termination payments if contract is terminated without cause	Payment if the notice period is served: Pro-rata bonus based on the greater of on target performance (65%) and projected performance determined by the Board (maximum 120%). Payment if employment is terminated by the company without notice: 95% of annual salary, benefits, pension contributions and on target bonus (65%) plus all conditional awards of shares and share options vest immediately on termination.

Letters of appointment – non-executive directors

Non-executive directors each have a letter of appointment which sets out details of their appointments with a notice period of three months. The date of appointment of individual non-executive directors is shown below.

Director	Date of appointment
Bob Scott	1 July 2003
Charles Carey	1 July 2003
John Coghlan	1 July 2003
Joachim Eberhardt	1 July 2003
Lyndon Lea	1 July 2003
Lord Powell of Bayswater	1 July 2003
Richard Hooper	13 March 2006

Non-executive directors' remuneration

The Company endeavours to pay non-executive directors' fees that reflect a market competitive rate.

For the 2006 financial year, all the non-executive directors with the exception of Bob Scott received fees for their services of £50,000 per annum. Bob Scott received fees for his services as a non-executive director and as the Company's Chairman of £150,000 per annum. In addition, a further fee of £10,000 per annum was payable to each non-executive director for chairing committees and £5,000 per annum was payable for membership of committees.

Non-executive directors are not eligible to participate in the Company's share plans and the Company does not make any benefits available to them under other employee benefit arrangements or make any contributions to their personal pension plans.

Audited information

Remuneration for the year ended 31 March 2005 and 2006

	Salary/Fees		Performance related bonus (a)		Other benefits (b)		Total		Salary at 1 April 2006
	2005 £'000	2006 £'000	2005 £'000	2006 £'000	2005 £'000	2006 £'000	2005 £'000	2006 £'000	£'000
Executive Directors									
John Condron(c)	650	690	780	822	48	110	1,478	1,622	750
John Davis(d)	376	400	450	480	25	25	851	905	440
Non-executive Directors									
Bob Scott	155	150	–	–	–	–	155	150	
Charles Carey	60	60	–	–	–	–	60	60	
John Coghlan	65	65	–	–	–	–	65	65	
Joachim Eberhardt	65	65	–	–	–	–	65	65	
Lyndon Lea	60	62	–	–	–	–	60	62	
Lord Powell of Bayswater	50	55	–	–	–	–	50	55	
Richard Hooper	0	2	–	–	–	–	0	2	

(a) Comprises cash bonus of 100% of base salary and a further 20% of base salary payable in shares under the Deferred Bonus Plan.

(b) Executive directors' benefits mainly comprise company cars, life assurance, private health cover, long-term disability insurance, health club membership, security and allowances for personal tax and financial advice.

(c) 2006 salary/fees includes a one-off ex-gratia payment of £4,556.

(d) 2005 salary/fees includes a one-off ex-gratia payment of £1,245.

Retirement benefits

	Accrued benefit at 31 March 2005 £'000		Accrued benefit at 31 March 2006 £'000		Change in accrued benefit during the year £'000		Transfer value at 31 March 2005 £'000	Transfer value at 31 March 2006 £'000	Change in transfer value during the year (c) £'000	Change in accrued benefit net of inflation £'000		Transfer value of change in accrued benefit (c) £'000
	Annual pension	One-off cash sum	Annual pension	One-off cash sum	Annual pension	One-off cash sum				Annual pension	One-off cash sum	
John Condron(a)	280	840	305	916	25	76	4,720	5,732	1,012	18	53	333
John Davis(b)	57	–	74	–	17	–	466	715	249	16	–	152

(a) John Condron is a member of Section 2 of the Yell Pension Plan. Until 5 April 2006, under that Section, he accrued a pension of 1/80th of his Final Pensionable Earnings for each year of Pensionable Service. In addition, he accrued a one-off cash sum of 3/80th of his Final Pensionable Earnings for each year of Pensionable Service.

As a result of changes in the taxation of pensions after 5 April 2006, John Condron has chosen to cease accrual in the Yell Pension Plan after that date, although his pension and cash sum remain linked to his Final Pensionable Earnings at leaving, retirement or death. After 5 April 2006, he will receive cash payments of 27% of Basic Salary per annum; this rate has been calculated to be broadly equivalent to Yell's costs of his future benefits had he continued accrual in the Yell Pension Plan.

(b) John Davis is a member of both Sections 1 and 3 of the Yell Pension Plan. Until 5 April 2006, under each of those Sections, he accrued an annual pension of 1/60th of his Final Pensionable Earnings up to the HM Revenue and Custom's Earnings Cap for each year of Pensionable Service (total accrual of 1/30th each year). As he was subject to the Earnings Cap, Mr Davis also received part of this pension through an unfunded unapproved pension promise. This increased his overall entitlement to 1/30th of his Pension Scheme Salary for each complete year of Pensionable Service and in proportion for a part year. To determine the transfer value of the unapproved pension we have used the standard cash equivalent transfer basis adopted by the Yell Pension Plan.

As a result of changes in the taxation of pensions after 5 April 2006, John Davis has chosen to move his unapproved pension promise into Section 3 of the Yell Pension Plan and then cease accrual in the Yell Pension Plan after that date, although his pension remains linked to his Pension Scheme Salary at leaving, retirement or death. After 5 April 2006, he will receive cash payments of 48% of Basic Salary per annum; this rate has been calculated to be broadly equivalent to Yell's cost of his future benefits had he continued accrual in the Yell Pension Plan.

(c) Net of member contributions. With effect from 1 March 2005, both John Condron and John Davis participated in SMART pensions. This is an option available to all members of the Yell Pension Plan, whereby members accept a reduction in their pay, in return for non-contributory membership. The reduction in each member's pay is equal to the contributions that the member would otherwise have paid. Yell's contributions are increased by a corresponding amount.

Share options

The information summarised in the table below shows the directors' share options under the existing share option schemes.

	Type of option	At 1 April 2005 (number)	Granted (number)	Exercised	At 31 March 2006 (number)	Exercise Price (pence)	Market price at date of exercise (pence)	Date from which first exercisable	Date of expiry
John Condron	SMIP	589,762	–	589,762	0	0.365	434	15 Jul 2003	14 Jul 2013
	EXEC[a]	964,912	–	–	964,912	285	–	15 Jul 2006	14 Jul 2013
	EXEC[b]	404,480		–	404,480	401.75	–	11 Nov 2007	10 Nov 2014
	EXEC[b]	–	287,815	–	287,815	476	–	10 Nov 2008	9 Nov 2015
	SAYE	3,548	–	–	3,548	260	–	1 Nov 2006	1 May 2007

	Type of option	At 1 April 2005 (number)	Granted (number)	Exercised	At 31 March 2006 (number)	Exercise Price (pence)	Market price at date of exercise (pence)	Date from which first exercisable	Date of expiry
John Davis	EXEC[a]	596,491	–	–	596,491	285	–	15 Jul 2006	14 Jul 2013
	EXEC[b]	233,354	–	–	233,354	401.75	–	11 Nov 2007	10 Nov 2014
	EXEC[b]	–	168,067	–	168,067	476	–	10 Nov 2008	9 Nov 2015
	SAYE	6,096	–	–	6,096	260	–	1 Nov 2008	1 May 2009

The closing market price of an ordinary share on 31 March 2006 was 544p. During the year the highest and lowest market prices were 570p and 392.5p respectively.

SMIP Yell Group Limited Senior Manager Incentive Plan. Options were granted and became exercisable on admission of the Company's shares to the London Stock Exchange on 15 July 2003. The options are not subject to performance conditions but a proportion of the underlying shares were subject to a sale restriction until 15 July 2004. The gain on sale made during the year was £2.5 million.

EXEC (a) Yell Group plc Executive Share Option Scheme. These options were granted on flotation. Options granted over shares with a value of three times salary will only be exercisable if the adjusted EPS over an initial three year period is at least equal to RPI + 3% per annum at the end of the period. If the target is not met it may be retested at the end of the fourth year. Options granted over shares with a value of two times salary will only be exercisable if the Company's total shareholder return at the end of a three year period exceeds the growth in the total shareholder return of the companies making up the FTSE 100. Options will be exercisable in full if the growth in the Company's total shareholder return would put the Company at the 25th position or higher (taken from the top) of the FTSE 100. The proportion of options which may be exercised will be reduced on a straight-line basis to the 50th position of the FTSE 100, at which point 25% of the options may be exercised. If the Company's total shareholder return at the end of the three year period would place the Company below the 50th position, no options will be exercisable.

EXEC (b) Yell Group plc Executive Share Option Scheme. The exercise of these options is subject to the EPS growth of the Company exceeding the growth in RPI by 3% per annum. Performance is measured over a three year period and there is no opportunity for retesting.

SAYE Yell Group plc ShareSave Plan.

Long Term Incentive Plan

The information summarised in the table below shows the directors' long term incentive plan options.

	At 1 April 2005 (number)	Granted (number)	At 31 March 2006 (number)	Market price at date of award (pence)	Date from which first exercisable	Date of expiry
John Condron	161,792	–	161,792	401.75	11 Nov 2007	10 Nov 2014
	–	143,907	143,907	476	10 Nov 2008	9 Nov 2015
John Davis	93,341	–	93,341	401.75	11 Nov 2007	10 Nov 2014
	–	84,033	84,033	476	10 Nov 2008	9 Nov 2015

The extent to which the awards will vest will depend upon the Company's TSR performance relative to the TSR performance of the FTSE 100 constituents (excluding investment trusts) over a three year period. To the extent that the performance condition is not satisfied, the award will lapse and there will be no opportunity to retest the condition further.

For an award to vest, the Company's TSR performance must not be less than that of the median company in the comparator group. If the Company is ranked at the median level, 30% of the award will vest, rising to 100% vesting at the upper quartile level.

Deferred Bonus Plan

The first awards under the Deferred Bonus Plan were made during the year ended 31 March 2006 as follows:

	Awarded (number)	At 31 March 2006 (number)	Market price at date of award	Date from which first exercisable	Date of expiry
John Condron	30,356	30,356	428.25	22 Jun 2008	21 Jun 2015
John Davis	17,513	17,513	428.25	22 Jun 2008	21 Jun 2015

Under the Deferred Bonus Plan, any bonus in excess of 100% of salary will be subject to a compulsory deferral into shares for a period of three years. These shares will be forfeited if the director leaves otherwise than in pre-determined 'good leaver' circumstances.

Directors' interests

The directors' beneficial and non-beneficial interests in shares in the Company are shown below. Since 31 March 2006, and up to the date of this document, John Coghlan has purchased a further 65,000 shares and Richard Hooper has purchased 4,000 shares in the market. All other respective holdings of the directors in office have not changed.

	1 April 2005 (number)	31 March 2006 (number)
John Condron[(a)]	3,349,853	2,939,615
John Davis[(a)]	1,451,739	951,739
Bob Scott	105,263	105,263
Charles Carey	105,263	105,263
John Coghlan	52,632	52,632
Joachim Eberhardt	52,632	52,632
Lyndon Lea	200,000	200,000
Lord Powell of Bayswater	2,632	2,632
Richard Hooper	0	0

(a) On 12 November 2005 Mourant & Co Trustees Limited, as trustee for the Yell Employee Benefit Trust, (the Trust) acquired in the market, at an average price of £4.88 per share, a total of 1,942,900 Ordinary shares in the Company (the Shares).

The Shares will be held by the Trust until they are transferred to participants in the Company's Capital Accumulation Plan (the Plan). Neither John Condron nor John Davis is entitled to receive any of the Shares or be granted any benefit under the Plan.

The Trust is a discretionary trust and all employees (including John Condron and John Davis) are included in the class of potential beneficiaries. Therefore, John Condron and John Davis are deemed to be interested in the Shares whilst they are held by the Trust. This interest will cease following distribution of the Shares to the participants in the Plan.

Accordingly, the Shares are not included in the table of Directors' interests above.

By Order of the Board



Joachim Eberhardt
Chairman of the Remuneration Committee

Financial Statements



Auditors' Report

Independent Auditors' Report to the shareholders of Yell Group plc

We have audited the group and parent company financial statements (the financial statements) of Yell Group plc for the year ended 31 March 2006 which comprise the Group Income Statement, the Group Statement of Recognised Income and Expense, the Group and Parent Company Balance Sheets, the Group and Parent Company Cash Flow Statements, and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's shareholders as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Chairman's Statement, the Operating and Financial Review and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- The Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the group's affairs as at 31 March 2006 and of its profit and cash flows for the year then ended
- The Parent Company financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 March 2006 and cash flows for the year then ended
- The financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
9 June 2006

Group Income Statement

	Notes	Year ended 31 March 2005 £m	2006 £m
Revenue	2	1,285.3	**1,621.3**
Cost of sales		(592.3)	**(751.4)**
Gross profit		693.0	**869.9**
Distribution costs		(38.3)	**(49.5)**
Administrative expenses	3	(327.0)	**(370.5)**
Operating profit	4	327.7	**449.9**
Finance costs	6	(94.6)	**(134.9)**
Finance income	6	1.3	**2.4**
Net finance costs	3,6	(93.3)	**(132.5)**
Profit before taxation		234.4	**317.4**
Taxation	3,7	(71.9)	**(105.1)**
Profit for the year		162.5	**212.3**
Basic and diluted earnings per share			
Basic	9	23.2p	**30.1p**
Diluted	9	22.9p	**29.7p**
Dividends to equity shareholders in respect of financial year [1]	8	88.3	**114.4**

(1) The full year ordinary dividend for the year ended 31 March 2006 comprises an interim ordinary dividend of £35.9 million (5.1 pence per share) declared on 8 November 2005, and a final ordinary dividend of £78.5 million (10.2 pence per share) proposed on 23 May 2006. The full year ordinary dividend for the year ended 31 March 2005 comprises an interim ordinary dividend of £29.4 million (4.2p per share) declared on 9 November 2004, and a final ordinary dividend of £58.9 million (8.4 p per share) approved on 12 July 2005. In accordance with IFRS, dividends are not recorded until the period in which they are approved.

Group Statement of Recognised Income and Expense

	Year ended 31 March 2005 £m	2006 £m
Profit for the financial year	162.5	**212.3**
Exchange differences on translation of foreign operations	(13.5)	**47.8**
Actuarial losses on defined benefit pension schemes	(32.3)	**(3.5)**
Change in fair value of financial instruments used as hedges	–	**10.8**
Tax effect of net expenses (income) not recognised in the income statement	9.7	**(2.9)**
Deferred tax on share based payments	3.3	**8.1**
Net (expenses) income recognised directly in equity	(32.8)	**60.3**
Total recognised income for the year	129.7	**272.6**
Adoption of IAS 32/39 – Initial recognition of financial instruments used as hedges		**(2.9)**
Adoption of IAS 32/39 – Tax effect of initial recognition of financial instruments used as hedges		**1.0**
	(32.8)	**58.4**

Group and Company Balance Sheets

	Notes	Group 2005 £m	Group 2006 £m	Company 2005 £m	Company 2006 £m
		At 31 March			
Non-current assets					
Goodwill	10	1,692.0	**2,486.0**	–	**–**
Other intangible assets	11	14.7	**200.3**	–	**–**
Property, plant and equipment	12	39.4	**53.8**	–	**–**
Deferred tax assets	17	115.0	**139.6**	–	**–**
Investment and other assets	13	2.0	**5.0**	1,470.0	**1,470.0**
Trade and other receivables	16	–	**–**	543.3	**487.0**
Total non-current assets		1,863.1	**2,884.7**	2,013.3	**1,957.0**
Current assets					
Inventories	14	7.5	**6.7**	–	**–**
Directories in development	15	165.1	**226.0**	–	**–**
Trade and other receivables	16	451.2	**586.3**	–	**–**
Cash and cash equivalents		55.5	**28.5**	2.4	**–**
Total current assets		679.3	**847.5**	2.4	**–**
Current liabilities					
Loans and other borrowings	18	(91.3)	**(292.9)**	–	**–**
UK corporation and foreign income tax payable		(28.8)	**(58.5)**	–	**–**
Trade and other payables	20	(258.1)	**(374.7)**	(0.2)	**–**
Total current liabilities		(378.2)	**(726.1)**	(0.2)	**–**
Net current assets		301.1	**121.4**	2.2	**–**
Non-current liabilities					
Loans and other borrowings	18	(1,070.3)	**(1,729.6)**	–	**–**
Deferred tax liabilities	17	(68.5)	**(130.8)**	–	**–**
Retirement benefit obligations	26	(100.3)	**(39.9)**	–	**–**
Total non-current liabilities		(1,239.1)	**(1,900.3)**	–	**–**
Net assets		925.1	**1,105.8**	2,015.5	**1,957.0**
Capital and reserves					
Share capital	21,23	1,185.6	**1,192.3**	1,198.0	**1,214.4**
Other reserves	22,23	(159.9)	**(103.7)**	16.4	**14.2**
(Accumulated deficit) retained earnings	23	(100.6)	**17.2**	801.1	**728.4**
Equity shareholders' funds	23	925.1	**1,105.8**	2,015.5	**1,957.0**

The financial statements on pages 52-107 were approved by the board of directors on 9 June 2006.



John Condron
Director and Chief Executive Officer



John Davis
Director and Chief Financial Officer

Group and Company Cash Flow Statements

	Notes	Group 2005 £m	Group **2006 £m**	Company 2005 £m	Company **2006 £m**
		Year ended 31 March			
Cash flows from operating activities					
Cash generated from operations		357.8	**411.5**	–	**0.2**
Interest paid		(73.5)	**(103.9)**	–	**–**
Interest received		1.3	**2.4**	70.0	**89.5**
Income tax paid		(31.5)	**(23.8)**	–	**–**
Net cash inflow from operating activities		254.1	**286.2**	70.0	**89.7**
Cash flows from investing activities					
Acquisition of subsidiary undertakings, net of cash acquired	24	(31.8)	**(968.2)**	–	**–**
Purchase of property, plant and equipment and software		(24.0)	**(32.9)**	–	**–**
Net cash outflow from investing activities		(55.8)	**(1,001.1)**	–	**–**
Cash flows from financing activities					
Proceeds from issuance of ordinary shares		3.4	**2.4**	3.4	**2.4**
Purchase of own shares		(6.6)	**(9.7)**	–	**–**
Acquisition of new loans		–	**1,440.8**	–	**–**
Repayment of borrowings		(85.0)	**(885.0)**	–	**–**
Net movement on revolving credit facility		–	**242.7**	–	**–**
Financing fees paid		–	**(14.0)**	–	**–**
Dividends paid to Company's shareholders	8	(71.3)	**(94.5)**	(71.3)	**(94.5)**
Net cash (outflow) inflow from financing activities		(159.5)	**682.7**	(67.9)	**(92.1)**
Net increase (decrease) in cash and cash equivalents		38.8	**(32.2)**	2.1	**(2.4)**
Cash and cash equivalents at beginning of the year		18.7	**55.5**	0.3	**2.4**
Exchange (losses) gains on cash and cash equivalents		(2.0)	**5.2**	–	**–**
Cash and cash equivalents at end of the year		55.5	**28.5**	2.4	**–**

Cash generated from operations

	Notes	Group 2005 £m	Group **2006 £m**	Company 2005 £m	Company **2006 £m**
		Year ended 31 March			
Profit for the year		162.5	**212.3**	31.3	**21.8**
Adjustments for:					
Tax		71.9	**105.1**	2.7	**9.4**
Depreciation of property, plant and equipment	12	15.4	**17.2**	–	**–**
Amortisation of software costs	11	7.5	**6.9**	–	**–**
Amortisation of other non-current intangible assets	11	0.1	**29.5**	–	**–**
Goodwill adjustment arising from previously unrecognised tax benefits acquired		5.8	**–**	–	**–**
Finance income		(1.3)	**(2.4)**	(34.0)	**(31.2)**
Finance costs		94.6	**134.9**	–	**–**
Employee bonus costs settled in shares		2.5	**2.8**	–	**–**
Changes in working capital:					
Inventories		(2.8)	**0.8**	–	**–**
Directories in development		(20.2)	**(22.1)**	–	**–**
Trade and other receivables		(38.4)	**(51.4)**	–	**–**
Trade and other payables		54.0	**33.7**	–	**0.2**
Pension deficit repair		–	**(64.8)**	–	**–**
Other		6.2	**9.0**	–	**–**
Cash generated from operations		357.8	**411.5**	–	**0.2**

1. Basis of Preparation and Consolidation, Accounting Policies and Critical Accounting Estimates and Judgements

Basis of preparation and consolidation

Yell Group plc is a public limited company incorporated, listed and domiciled in the United Kingdom.

The financial statements have been prepared under the historical cost convention, in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and the Companies Act 1985. Accordingly these financial statements have been prepared in accordance with IFRS as adopted by the European Union and therefore comply with Article 4 of the EU IAS Resolution. A summary of the more important Group accounting policies is set out below.

The Group financial statements consolidate the financial statements of the Company and all subsidiaries for the year ended 31 March 2006.

Where the financial statements of subsidiary undertakings do not conform with the Yell Group's accounting policies, appropriate adjustments are made on consolidation in order to present the Yell Group consolidated financial statements on a consistent basis. All companies within the Yell Group during the period of ownership have coterminous financial years. All transactions between the Yell Group's businesses have been eliminated in the preparation of these consolidated financial statements. The results of companies and businesses acquired during the year are included in the consolidated financial statements from their respective dates of acquisition.

Intra-group transactions, which have been eliminated on consolidation of the Group, have not been disclosed, other than those shown in note 27, Related Party Transactions.

Brief details of principal subsidiary undertakings at each year end, all of which are unlisted, are shown in note 13 to the financial statements.

Accounting policies

(a) Revenue

Group revenue, after deduction of sales allowances, value added tax and other sales taxes, comprises the value of products provided by Group undertakings. Revenue from classified directories, Business Pages and other directories, mainly comprising advertising revenue, is recognised in the income statement upon completion of delivery to the users of the directories. Other revenue, principally from Yell.com and Yellow Pages 118 24 7, is recognised from the point at which service is first provided over the life of the contract.

(b) Cost of sales

Cost of sales are the costs incurred in developing directories and other Group products. Provisions for impairment of trade receivables are also included within cost of sales.

(c) Advertising

The Group expenses the costs of advertising its own products and services as the costs are incurred.

(d) Finance costs and income

Finance costs payable are charged as incurred on an accruals basis. Finance income is recognised on an accruals basis.

(e) Exceptional items

Exceptional items are transactions which by virtue of their incidence, size, or combination of both are disclosed separately in the notes to the financial statements.

(f) Foreign currencies

On consolidation, the assets and liabilities of foreign undertakings are translated into sterling at year-end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year to the extent that these rates approximate to the actual rates.

Exchange differences arising from the retranslation at period-end exchange rates of the net investment in foreign undertakings, and on borrowings designated as hedges of such investments, are taken to equity through the statement of recognised income and expense.

All other exchange gains or losses are dealt with through the income statement.

(g) Goodwill

Goodwill arising from the purchase of subsidiary undertakings represents the excess of the fair value of the purchase consideration over the fair value of the net assets. Goodwill arising on acquisitions is capitalised and is subject to impairment review, both annually from the date of transition onwards and when there are indications that the carrying value may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

(h) Other non-current intangible assets

On the acquisition of a business, fair values are attributed to the assets and liabilities acquired. These net assets may include software development costs, brand names, non-compete agreements and customer relationships, all of which are recorded as intangible assets and held at cost less accumulated amortisation. Software is amortised on a straight-line basis over its useful economic life, which does not generally exceed four years. Brand names are amortised on a straight-line basis over their useful economic lives, which do not exceed 40 years. Non-compete agreements are amortised on a straight-line basis over the term of the agreement. Customer relationships are amortised on a basis that takes into account the estimated customer retention rate at the date of acquisition. The useful economic lives of customer relationships do not generally exceed eight years. The amortisation period and method are reviewed and adjusted, if appropriate, at each balance sheet date.

(i) Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Cost comprises the purchase price and any other costs of bringing an asset into use. Depreciation is provided on property, plant and equipment on a straight-line basis from the time they are available for use, so as to write off their costs over their estimated useful economic lives taking into account any expected residual values.

Reviews are made annually of the estimated remaining lives and residual values of individual productive assets and adjusted prospectively, if appropriate, taking account of commercial and technological obsolescence as well as normal wear and tear.

The estimated lives assigned to property, plant and equipment are:

Buildings	10 – 40 years
Leasehold improvements	5 years or life of lease if less than 5 years
Office equipment	2 – 6 years

(j) Asset impairment

Assets with indefinite useful lives are not subject to amortisation and instead are tested for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets which are subject to amortisation are tested for impairment when an event that might affect asset values has occurred. An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future earnings from operating the assets. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGUs). Where assets do not generate independent cash flows and their carrying value cannot be attributed to a particular CGU, CGUs are grouped together at the level at which these assets reside, and the carrying value of this group of CGUs is compared to the recoverable amount of that particular group. The recoverable amount is the higher of an asset's fair value less cost to sell and value in use.

(k) Investments

The carrying value of the investments in subsidiary undertakings in the financial statements of the Company is based upon a valuation at 31 March 2003 in preparation for our Initial Public Offering. Under the transition rules of IFRS 1, this carrying value is deemed to be cost and is subject to the policy on asset impairment.

Any impairment would be charged to the income statement account to the extent that it is not covered by amounts previously credited to shareholders' equity through the revaluation surplus.

(l) Leased assets

Rentals in respect of operating leases, under which substantially all the benefits and risks of ownership remain with the lessor, are charged to the income statement on a straight-line basis over the life of the lease.

Assets held under finance leases where substantially all the benefits and risks of ownership are transferred to the Group are capitalised in property, plant and equipment at the present value of the minimum lease payments payable during the lease term and depreciated over the shorter of their useful economic lives or the lease term. The capital element of the future obligations under the leases is included as a liability in the consolidated balance sheets, classified as appropriate as a payable due within or after one year. Lease payments are split between capital and interest elements using the annuity method and the interest is then charged to the income statement.

(m) Inventories

Inventory is stated at the lower of cost and net realisable value. Inventory comprises US paper stocks.

(n) Directories in development

The cost of directories in development is recognised as a current intangible asset where the costs directly attributable to the development of the directory can be measured reliably. When directories are launched on a non-paid basis the costs are expensed as incurred. The development costs mainly comprise the direct costs of certain personnel dedicated to developing adverts and creating the content for directories, artwork and other directory production and development costs, including appropriate directly attributable overheads. The asset is amortised to cost of sales on completion of delivery of the relevant directory when the related revenue is recognised.

(o) Trade receivables

Trade receivables are recognised initially at fair value. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The provision is calculated by estimating future cash flows from trade receivables on the basis of historical loss experience.

(p) Cash and cash equivalents

Cash and cash equivalents represent cash in hand, bank deposits repayable on demand, and other short-term highly liquid investments with original maturities of three months or less readily convertible into cash.

(q) Borrowings
All borrowings are initially stated at the fair value of consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost. Issue costs are charged to the income statement together with the coupon, as finance costs, on a constant-yield basis over the term of the borrowings, or over a shorter period where the lender can require earlier repayment.

(r) Share capital
Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

The shares held in an ESOP Trust for employees until issued are presented as Treasury shares in the Group balance sheet. Where the Trust or any Group company purchases the Company's equity share capital (treasury shares) the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity until the shares are cancelled, reissued or disposed.

(s) Employee benefits
The Group expenses employee benefits as employees render the services that give rise to the benefits in accordance with IAS 19 Employee Benefits.

The Group currently operates a defined benefit pension scheme for its UK employees employed before 1 October 2001 and operates defined contribution pension schemes for its UK employees employed subsequent to 1 October 2001 and its US employees.

All pension schemes, except for a small unfunded unapproved plan, are independent of the Group's finances. Actuarial valuations of the defined benefit scheme are carried out as determined by the trustees at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

The balance sheet includes the surplus or deficit in the defined benefit scheme taking assets at their year-end market values and liabilities at their actuarially calculated values discounted at the year-end AA corporate bond interest rates. The cost of benefits accruing during the year in respect of current and past service is charged against operating profit. The expected return on the schemes' assets and the increase in the present value of the schemes' liabilities arising from the passage of time are included in other finance costs or income. Actuarial gains and losses on pension schemes are recognised immediately in the statement of recognised income and expense.

Payments to the Group's defined contribution schemes are charged against profit as incurred.

(t) Employee share schemes
The fair value of employee share based payments is calculated using the Black-Scholes model. In accordance with IFRS 2 Share Based Payments the resulting cost is charged against income over the vesting period of the awards. The value of the charge is adjusted to reflect expected and actual levels of options vesting. When the ESOP trust acquires and holds shares of the Company, the Group presents them as a deduction (treasury shares) in arriving at equity shareholders' funds.

(u) Taxation
The charge (credit) for taxation is based on the profit (loss) for the year and takes into account deferred taxation where transactions or events give rise to temporary differences between the treatment of certain items for taxation and for accounting purposes. Provision is made in full for deferred tax liabilities. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the benefit can be realised.

Current tax is provided at the amounts expected to be paid or recovered under the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured at the tax rates that are expected to apply in the periods in which the temporary differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

No provision is made for unremitted earnings of foreign subsidiaries or temporary differences relating to investments in subsidiaries where realisation of such differences can be controlled and is not probable in the foreseeable future.

(v) Derivative financial instruments in accordance with UK GAAP and hedging
Until 1 April 2005, our policy was as follows:
The Group considered its derivative financial instruments to be hedges when certain criteria were met. For interest rate derivatives, the instrument must have been related to assets or liabilities or a probable commitment and must have also changed the interest rate or the nature of the interest rate by converting a variable rate to a fixed rate or vice versa. Interest differentials under the interest rate swap agreements were recognised by adjustment of interest payable.

On 1 April 2005, we adopted IAS 32 Financial Instruments: Disclosure and Presentation and IAS39 Financial Instruments: Recognition and Measurement and our policy from that date has been as follows:

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either:

- Hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges)
- Hedges of highly probable forecast transactions (cash flow hedges)
- Hedges of net investments in foreign operations (net investment hedges)

We have not designated any derivatives as fair value hedges. Changes in the fair value of derivatives that qualify as fair value hedges would be recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the period when the hedged item affects income (for instance, when the forecast transaction that is hedged takes place).

Foreign currency borrowings are used as hedges for net investments in foreign operations. Any gain or loss on foreign currency borrowings used as a hedge is recognised in equity.

The Group does not hold or issue derivative financial instruments for speculative purposes. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting would be recognised immediately in the income statement.

(w) Dividends
Interim dividends are recognised when they are paid. Final dividends are recognised when they are approved by shareholders.

(x) Contingent liabilities
Through the normal course of business, Yell is involved in legal disputes, the settlement of which may involve cost to the Group. These costs are accrued when payment is probable and associated costs can be reliably estimated.

Critical accounting estimates and judgements

In general, our accounting policies under IFRS as adopted by the European Union are consistent with those generally adopted by others operating within the same industry in the UK.

In preparing the consolidated financial statements, our management has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. We regularly review these estimates and update them when required. Actual results could differ from these estimates. Unless otherwise indicated, we do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. We consider the following to be a description of the most significant estimates, which require our management to make subjective and complex judgements, or matters that are inherently uncertain.

(a) Acquisitions
When acquiring a business, we have to make judgements and best estimates about the fair value allocation of the purchase price. We seek appropriate competent and professional advice before making any such allocations. We test the valuation of goodwill on an annual basis and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. These tests require the use of estimates. See note 10.

(b) Allowance for doubtful debts
Receivables are reduced by an allowance for amounts that may become uncollectable in the future. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. We have demonstrated the ability to make reasonable and reliable estimates of allowances for doubtful accounts based on significant historical experience. Whilst such bad debts have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Our consolidated bad debt expense was £93 million during the 2006 financial year and at 6% of revenue was flat in comparison to the previous year. Bad debts as a percentage of printed directories revenue in the US at 8% reflects the growth strategy in the US, when compared to the 3% in the UK where the directories are more mature.

If our allowance for credit losses as a percentage of revenue had been 1% higher or lower during the year ended 31 March 2006, then profit before tax would have varied by approximately £16 million.

(c) Economic lives of other non-current intangible assets and property, plant and equipment
Other non-current intangible assets and property, plant and equipment are long-lived assets that are amortised over their useful lives. Useful lives are based on management's estimates of the period over which the assets will generate revenue. If the useful economic lives had increased by an average of one year during the year ended 31 March 2006, then our amortisation charge would have varied by approximately £3 million. If the useful economic lives had decreased by an average of one year, our amortisation charge would have varied by approximately £8 million. Our depreciation charge would have

varied by approximately £5 million if the useful lives had increased by an average of one year, or by approximately £13 million if the useful lives had decreased by an average of one year. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable and at the end of the first full year following acquisition.

Historically, we have not realised large gains or losses on disposals of property, plant and equipment.

(d) Estimated pension obligations

The determination of our obligation and expense for pensions is dependent on the selection of assumptions that are used by our actuaries in calculating such amounts. Those assumptions are described in note 26 and include, amongst others, the rate at which future pension payments are discounted to the balance sheet date, inflation expectations, the expected long-term rate of return on plan assets and average expected increase in compensation over and above inflation. Whilst we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions can materially affect the amount of our future pension obligations, future valuation adjustments in the statement of total recognised gains and losses and our future employee expenses.

The value of the pension obligations at 31 March 2006 was calculated on the basis that the real interest rate at the balance sheet date was 1.9%, which is the difference between the discount rate and expected inflation. The discount rate and expected inflation are determined by reference to specific types of debt instruments being traded in the open market. Increasing or decreasing the assumed real interest rate to 2.0% or 1.8% per annum, respectively, would decrease or increase the present value of the total pension obligation by approximately £8 million. The effect on the market value of assets cannot be estimated because the values of the scheme's investments do not always change in line with changes in real interest rates.

The assumed life expectancy at the date of retirement (age 60) for men and women is 26.5 and 29.4 years, respectively. We believe these assumptions are realistic, based on the latest studies of longevity. We estimate that a one-year increase in life expectancy would increase our pension deficit by approximately £7.5 million.

The expected average increase in salaries above inflation is 1.5%. Increasing or decreasing the rate of assumed salary increases to 1.6% or 1.4% per annum, respectively, would increase or decrease our pension deficit by approximately £3 million.

(e) Tax benefits and obligations

The determination of our obligation and expense for taxes requires an interpretation of tax law. We seek appropriate competent and professional tax advice before making any judgements on tax matters. Whilst we believe that our judgements are prudent and appropriate, significant differences in our actual experience may materially affect our future tax charges. We recognise deferred tax assets and liabilities arising from timing differences where we have a taxable benefit or obligation in the future as a result of past events. We record deferred tax assets to the extent that we believe they are more likely than not to be realised. Should we determine in the future that we would be able to realise deferred tax assets in excess of our recorded amount or that our liabilities are different than the amounts we recorded, then we would increase or decrease income as appropriate in the period such determination was made. At 31 March 2006 we believe we have recognised all our potential deferred tax assets.

(f) Accrued costs of settling lawsuits in the US

The determination of our obligation and expense for the exceptional lawsuits was based on management's best estimates after taking into consideration appropriate advice from legal experts.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after 1 April 2006 or later periods but which the Group has chosen not to early adopt. The new standards that could be relevant to the Group's operations are as follows:

IAS 39 (Amendment) Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1 April 2006)

The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that, (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction, and (b) the foreign currency risk will affect consolidated income. We do not believe this amendment will have a significant effect on our report of operations.

IAS 39 (Amendment) The Fair Value Option (effective from 1 April 2006)

This amendment changes the definition of financial instruments classified at fair value through income and restricts the ability to designate financial instruments as part of this category. We believe that this amendment should not have a significant impact on the classification of financial instruments, as we should be able to comply with the amended criteria for the designation of financial instruments at fair value through income. We will apply this amendment from annual periods beginning 1 April 2006.

IFRS 7 Financial Instruments: Disclosures and IAS 1 (Amendment) Presentation of Financial Statements – Capital Disclosures (effective from 1 April 2007)
IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32 Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. We will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 April 2007.

IFRIC 4 Determining whether an Arrangement contains a Lease (effective from 1 April 2006)
IFRIC 4 requires the determination of whether an arrangement is, or contains a lease, to be based on the substance of the arrangement. It requires an assessment of whether, (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset), and (b) the arrangement conveys a right to use the asset. We do not believe that implementation of IFRIC 4 will have a significant effect on our report of operations.

IAS 21 (Amendment) Net investment in a foreign operation
This amendment relaxes the requirement for a monetary item that forms part of a reporting entity's net investment in a foreign operation to be denominated in the functional currency of either the reporting entity or the foreign operation. It also clarifies the treatment of so-called sister company loans. We do not believe that implementation of this amendment will have a significant effect on our report of operations.

IFRIC 8 Scope of IFRS 2
IFRIC 8 clarifies that transactions within the scope of IFRS 2 Share-based payment, include those in which the entity cannot specifically identify some or all of the goods or services received. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. We do not believe that implementation of IFRIC 8 will have a significant effect on our report of operations.

IFRIC 9 Reassessment of embedded derivatives
IFRIC 9 Reassessment of embedded derivatives clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited, unless there is a change in the contract's terms, in which case it is required. We have assessed the impact of the interpretation and have concluded that it will not have a significant effect on our report of the Group's operations.

2. Segmental Analysis

A geographical segment is based on the economic environment in which an entity operates. The Group's operations are split geographically between the UK and the US. The geographical analysis is stated on the basis of origin of operations, although it would not be different had it been stated on the basis of customer origin.

The Group is a publisher of classified advertising directories in the UK and the US. Revenue is principally derived from the sale of advertising in such publications. Segmental information is provided below in respect of UK and US businesses.

Primary reportable segments – geographic

	Year ended 31 March		
	2005 £m	**2006** **£m**	Change %
Total UK revenue	664.4	**698.9**	5.2
US revenue:			
US revenue at constant exchange rate[a]	620.9	**883.9**	42.4
Exchange impact[a]	–	**38.5**	
Total US revenue	620.9	**922.4**	48.6
Group revenue	1,285.3	**1,621.3**	26.1

(a) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange rate impact is the difference between the results reported at a constant exchange rate and the results using current year exchange rates.

2. Segmental Analysis

continued

Segmental Information[a]
Primary reportable segments – geographic

	Year ended 31 March	
	2005 £m	**2006 £m**
UK operations		
Revenue	664.4	**698.9**
UK operating profit	220.5	**238.3**
Depreciation and amortisation	11.7	**11.2**
UK operations EBITDA	232.2	**249.5**
Exceptional items[b]	–	**(5.0)**
UK operations adjusted EBITDA	232.2	**244.5**
UK operations adjusted EBITDA margin	34.9%	**35.0%**
US operations		
Revenue	620.9	**922.4**
US operating profit	107.2	**211.6**
Depreciation and amortisation	17.1	**42.4**
US operations EBITDA	124.3	**254.0**
Exceptional items[b]	36.5	**4.4**
Exchange impact[c]	–	**(10.6)**
US operations adjusted EBITDA at constant exchange rate[c]	160.8	**247.8**
Exchange impact[c]	–	**10.6**
US operations adjusted EBITDA	160.8	**258.4**
US operations adjusted EBITDA margin	25.9%	**28.0%**
Group		
Revenue	1,285.3	**1,621.3**
Profit for the year	162.5	**212.3**
Taxation	71.9	**105.1**
Net finance costs	93.3	**132.5**
Operating profit	327.7	**449.9**
Depreciation and amortisation	28.8	**53.6**
Group EBITDA	356.5	**503.5**
Exceptional items[b]	36.5	**(0.6)**
Exchange impact[c]	–	**(10.6)**
Group adjusted EBITDA at constant exchange rate[c]	393.0	**492.3**
Exchange impact[c]	–	**10.6**
Group adjusted EBITDA	393.0	**502.9**
Group adjusted EBITDA margin	30.6%	**31.0%**

(a) Excluding net finance costs as these are not allocated to geographic segments.

(b) *See note 3 for explanation of the exceptional items.*

(c) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange rate impact is the difference between the results reported at a constant exchange rate and the results reported using current year exchange rates.

2. Segmental Analysis

continued

Adjusted EBITDA by Primary Segment

	Year ended 31 March	
	2005 £m	**2006 £m**
Total UK operations	232.2	**244.5**
US operations:		
US printed directories at constant exchange rate[a]	160.8	**247.8**
Exchange impact[a]	–	**10.6**
Total US operations	160.8	**258.4**
Group adjusted EBITDA	393.0	**502.9**

(a) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange rate impact is the difference between the results reported at a constant exchange rate and the results using current year exchange rates.

Assets and Liabilities by Primary Segment

	Year ended 31 March	
	2005 £m	**2006 £m**
Non-current assets		
UK	1,032.8	1,037.5
US	715.3	1,707.6
Unallocated	115.0	139.6
Group total	1,863.1	2,884.7
Total assets		
UK	1,329.1	1,378.2
US	1,098.3	2,214.4
Unallocated	115.0	139.6
Group total	2,542.4	3,732.2
Total liabilities		
UK	336.0	226.7
US	110.8	187.9
Unallocated	1,170.5	2,211.8
Group total	1,617.3	2,626.4
Net assets (liabilities)		
UK	993.1	1,151.5
US	987.5	2,026.5
Unallocated	(1,055.5)	(2,072.2)
Group total	925.1	1,105.8

The majority of UK net operating assets relate to the UK printed directories business.

Capital expenditure on property, plant and equipment and software in the year ended 31 March 2006 in the UK was £15.4 million (2005 – £14.6 million) and in the US was £17.5 million (2005 – £9.4 million). Expenditure on goodwill and other non-current intangible assets in the same period in the UK was £nil (2005 – £nil) and in the US was £968.2 million (2005 – £31.8 million).

Significant non-cash expenses in the year ended 31 March 2006 relating to share-based payments were £3.9 million in the UK (2005 – £2.9 million) and £7.9 million in the US (2005 – £5.9 million).

2. Segmental Analysis

continued

Secondary reportable segments – products

The secondary reportable segments are based on the products that are subject to differing risks and returns.

Revenue

Printed directories include our Yellow Pages and Business Pages directories in the UK, and Yellow Book directories in the US. Other products and services mainly comprise Yell.com and Yellowbook.com, and Yellow Pages 118 24 7.

	Year ended 31 March	
	2005 £m	**2006 £m**
Printed directories revenue	1,221.0	**1,518.1**
Other products and services revenue	64.3	**103.2**
Group revenue	1,285.3	**1,621.3**

Total assets at 31 March 2005 and 2006 attributable to the secondary business segments were as follows:

	Year ended 31 March	
	2005 £m	**2006 £m**
Printed directories assets	622.2	**974.7**
Other products and services assets	40.8	**81.7**
Unallocated[a]	1,879.4	**2,675.8**
Total assets	2,542.4	**3,732.2**

(a) Certain assets, including the majority of goodwill, non-current intangible assets, deferred tax assets, and cash, are not allocated to secondary business segments.

Capital expenditure in the years ended 31 March 2005 and 2006 incurred by the secondary business segments was as follows:

	Year ended 31 March	
	2005 £m	**2006 £m**
Printed directories assets	19.0	**22.4**
Other products and services assets	5.0	**10.5**
Total capital expenditure	24.0	**32.9**

2. Segmental Analysis

continued

Management reporting

For the purposes of exercising day-to-day managerial and budgetary control, the UK income statement is divided internally by product but these divisions are neither self-standing businesses nor cash generating units. For the purpose of managing the UK business, most common costs are allocated entirely to classified directories. Control is exercised by comparing performance against budgets that are agreed in advance.

The Chief Executive Officer reviews the revenue, earnings before interest, tax, depreciation and amortisation (EBITDA) before and after exceptional items within geographic segments. EBITDA, before exceptional items, together with revenue and cash conversion, are the key financial measures that we use to assess the success of our business in achieving growth and operational efficiencies. He also reviews the Group's adjusted operating cash flow as a percentage of adjusted EBITDA (Cash Conversion) and free cash flow to assess our efficiency in converting profit into cash.

Revenue

	Year ended 31 March		
	2005 £m	**2006 £m**	Change %
UK printed directories	612.1	**619.4**	
Other products and services	52.3	**79.5**	
Total UK revenue	664.4	**698.9**	5.2
US revenue:			
US revenue at constant exchange rate[a]	620.9	**883.9**	42.4
Exchange impact[a]	–	**38.5**	
Total US revenue	620.9	**922.4**	48.6
Group revenue	1,285.3	**1,621.3**	26.1

(a) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange rate impact is the difference between the results reported at a constant exchange rate and the results using current year exchange rates.

EBITDA

	Year ended 31 March		
	2005 £m	**2006 £m**	Change %
UK operations			
Revenue	664.4	**698.9**	
UK printed directories operating profit	208.5	**215.9**	
Other products and services operating profit	12.0	**22.4**	
UK operating profit	220.5	**238.3**	
Depreciation and amortisation[a]	11.7	**11.2**	
UK operations EBITDA	232.2	**249.5**	7.5
Exceptional items[b]	–	**(5.0)**	
UK operations adjusted EBITDA	232.2	**244.5**	5.3
UK operations adjusted EBITDA margin	34.9%	**35.0%**	
US operations			
Revenue	620.9	**922.4**	
Operating profit	107.2	**211.6**	
Depreciation and amortisation	17.1	**42.4**	
US operations EBITDA	124.3	**254.0**	
Exceptional items[b]	36.5	**4.4**	
Exchange impact[c]	–	**(10.6)**	
US operations adjusted EBITDA at constant exchange rate[c]	160.8	**247.8**	54.1
Exchange impact[c]	–	**10.6**	
US operations adjusted EBITDA	160.8	**258.4**	60.7
US operations adjusted EBITDA margin	25.9%	**28.0%**	

2. Segmental Analysis
continued

EBITDA continued

	Year ended 31 March		
	2005 £m	**2006 £m**	Change %
Group			
Revenue	1,285.3	**1,621.3**	
Operating profit	327.7	**449.9**	
Depreciation and amortisation	28.8	**53.6**	
Group EBITDA	356.5	**503.5**	41.2
Exceptional items[b]	36.5	**(0.6)**	
Exchange impact[c]	–	**(10.6)**	
Group adjusted EBITDA at constant exchange rate[c]	393.0	**492.3**	25.3
Exchange impact[c]	–	**10.6**	
Group adjusted EBITDA	393.0	**502.9**	28.0
Group adjusted EBITDA margin	30.6%	**31.0%**	

(a) In the year ended 31 March 2006, £8.8 million (2005 – £9.3 million) of depreciation and amortisation was allocated to UK printed directories and £2.4 million (2005 – £2.4 million) was allocated to other products and services in the UK.

(b) See note 3 for explanation of the exceptional items.

(c) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange rate impact is the difference between the results reported at a constant exchange rate and the results reported using current year exchange rates.

Cash Conversion

	Year ended 31 March		
	2005 £m	**2006 £m**	Change %
Cash generated from operations	357.8	**411.5**	15.0
Cash payments of exceptional items	13.6	**3.6**	
Pension deficit repair payment	–	**64.8**	
Purchase of property, plant and equipment, net of sale proceeds	(24.0)	**(32.9)**	
Adjusted operating cash flow	347.4	**447.0**	28.7
Group adjusted EBITDA	393.0	**502.9**	
Cash conversion	88.4%	**88.9%**	

Free cashflow

	Year ended 31 March		
	2005 £m	**2006 £m**	Change %
Cash generated from operations	357.8	**411.5**	15.0
Net interest and tax payments	(103.7)	**(125.3)**	
Purchase of property, plant and equipment and software, net of sale proceeds	(24.0)	**(32.9)**	
Free cash flow	230.1	**253.3**	10.1

3. Results Before and After Exceptional Items

	Year ended 31 March					
	2005			**2006**		
	Ongoing activities £m	Exceptional items £m	Total £m	**Ongoing activities £m**	**Exceptional items £m**	**Total £m**
Gross profit	693.0	–	693.0	**869.9**	**–**	**869.9**
Distribution costs	(38.3)	–	(38.3)	**(49.5)**	**–**	**(49.5)**
Administrative expenses	(290.5)	(36.5)	(327.0)	**(371.1)**	**0.6**	**(370.5)**
Operating profit (loss)	364.2	(36.5)	327.7	**449.3**	**0.6**	**449.9**
Net finance costs	(93.3)	–	(93.3)	**(124.7)**	**(7.8)**	**(132.5)**
(Loss) profit before taxation	270.9	(36.5)	234.4	**324.6**	**(7.2)**	**317.4**
Taxation (charge) credit	(85.6)	13.7	(71.9)	**(109.3)**	**4.2**	**(105.1)**
(Loss) profit for the year	185.3	(22.8)	162.5	**215.3**	**(3.0)**	**212.3**

The exceptional items in the year ended 31 March 2006 include restructuring and other costs of £4.4 million arising from the TransWestern acquisition, and a credit of £5.0 million from releasing a provision for IPO costs in the UK. Exceptional finance costs for the year ended 31 March 2006 relate to the accelerated amortisation of deferred financing fees on our senior bank debt, which was redeemed at the date of the TransWestern acquisition. Exceptional administrative expenses in the year ended 31 March 2005 are the costs from lawsuits explained in note 25. The exceptional tax credits in the years ended 31 March 2005 and 2006 represent the tax on the exceptional items before tax.

4. Expenses by Nature

	Year ended 31 March	
	2005 £m	**2006 £m**
Distribution costs	38.3	**49.5**
Staff costs (note 5)	373.9	**476.9**
Advertising costs	55.0	**72.0**
Operating leases, excluding plant and equipment hire	13.5	**20.7**
Plant and equipment hire	8.3	**10.3**
Depreciation of owned property, plant and equipment	15.4	**17.2**
Amortisation of intangible assets	7.6	**36.4**
Inventories recognised in expense	50.5	**59.6**
Amortisation of directories in development (note 15)	324.4	**406.9**
Other expenses	70.7	**21.9**
Total cost of sales, distribution and administrative expenses	957.6	**1,171.4**

The auditors' remuneration has been disclosed in note 29.

In the prior year, operating lease charges associated with our car scheme were included in other expenses. These charges have been included operating leases, excluding plant and equipment hire in the number presented above for the current and prior year.

5. Employees

	Year ended 31 March	
	2005	**2006**
Average monthly number of employees in the Group (including executive directors):		
UK	3,569	**3,666**
US	5,115	**7,972**
Total employees	8,684	**11,638**
Marketing and sales	5,591	**8,101**
Other	3,093	**3,537**
Total employees	8,684	**11,638**

	Year ended 31 March	
	2005	**2006**
	£m	**£m**
Staff costs for the Group during the year:		
Wages and salaries	282.3	**362.9**
Social security costs	27.0	**35.2**
Other pension costs (note 26)	18.0	**22.9**
Severance costs	2.4	**4.4**
Share based payments	8.8	**11.8**
Total staff costs payable for the year	338.5	**437.2**
Movement of staff costs deferred into directories in development	35.4	**39.7**
Total staff costs expensed to the income statement	373.9	**476.9**

The Company had no employees in the year ended 31 March 2006 (2005 – none).

Details of the Company's various stock option plans are given in note 28.

Directors

	Year ended 31 March	
	2005	**2006**
	£m	**£m**
Aggregate emoluments	2.8	**3.0**
Aggregate gains made on the exercise of share options	–	**2.5**
	2.8	**5.5**

In addition, retirement benefits are accruing to two directors (2005 – two) under the Company's defined benefit pension scheme. Details of individual directors' emoluments are given in the Remuneration Report on pages 47-49.

6. Net Finance Costs

	Year ended 31 March	
	2005	**2006**
	£m	**£m**
Senior credit facilities	50.4	**78.4**
Senior sterling and dollar notes[a]	35.5	**37.6**
Other	0.3	**0.5**
Amortisation of finance costs	6.1	**14.7**
Interest on retirement benefit obligations (note 26)	2.3	**3.7**
Total interest payable	94.6	**134.9**
Finance income	(1.3)	**(2.4)**
Net finance costs	93.3	**132.5**

(a) Interest on the senior discount dollar notes is rolled up into the principal balance and is not due until the maturity or repayment of the notes.

7. Taxation

The tax charge for the year is higher (2005 – higher) than the standard rate of corporation tax of 30% (2005 – 30%). The differences are explained below:

	Year ended 31 March	
	2005	**2006**
	£m	**£m**
Profit before taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%)	70.3	**95.2**
Effects of:		
Higher taxes in US	1.3	**10.5**
Disallowed items	0.8	**0.4**
Adjustment in respect of prior years	0.4	**(1.4)**
Other	(0.9)	**0.4**
Tax charge on profit before tax	*71.9*	***105.1***

The tax on the Group's profit before tax is analysed as follows:

	Year ended 31 March	
	2005	**2006**
	£m	**£m**
Current tax		
– Current year UK Corporation tax	44.6	**50.1**
– Current year foreign income tax	1.5	**2.2**
– Adjustments in respect of prior year	(2.1)	**(1.7)**
	44.0	**50.6**
Deferred tax		
– UK	5.9	**4.9**
– Foreign	22.0	**49.6**
Tax charge on profit before tax	71.9	**105.1**

The weighted average applicable tax rate for the year ended 31 March 2006 was 33.1% (2005 – 30.7%).

7. Taxation

continued

Taxation charged directly to equity is as follows:

	Year ended 31 March	
	2005	**2006**
	£m	**£m**
Deferred tax on actuarial gains and losses	9.7	**1.0**
Deferred tax on share based payments	3.3	**8.1**
Deferred tax arising since adoption of IAS 32/39 on 1 April 2005	–	**(2.9)**
Total taxation recorded in equity	13.0	**6.2**

8. Dividends

Interim and final dividend per share

Dividends paid in the year were as follows:

	Year ended 31 March	
	2005	**2006**
	£m	**£m**
Ordinary		
Final dividend of 6.0 pence and 8.4 pence per share for 2004 and 2005 respectively	41.9	**58.9**
Interim dividend of 4.2 pence and 5.1 pence per share for 2005 and 2006, respectively	29.4	**35.6**
Dividends paid	71.3	**94.5**

Shares held in the ESOP Trust have waived dividends totalling £0.8 million (2005 – £0.4 million).

The proposed full year ordinary dividend for the year ended 31 March 2006 comprises a paid interim ordinary dividend of £35.9 million (5.1 pence per share) and a proposed final ordinary dividend of £78.5 million (10.2 pence per share). The full year ordinary dividend for the year ended 31 March 2005 comprises an interim ordinary dividend of £29.4 million (4.2p per share), and a final ordinary dividend of £58.9 million (8.4 p per share). In accordance with IFRS, dividends are not recognised until the period in which they are approved. The full year ordinary dividend is proposed for approval at the Annual General Meeting on 20 July 2006. The proposed ex-dividend date is 26 July 2006 for payment on 25 August 2006 to shareholders registered on 28 July 2006.

9. Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group has two classes of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the ordinary shares during the year and the contingently issuable shares under the Group's long-term incentive plan. At 31 March 2006, the performance criteria for the vesting of the awards under the incentive scheme had not been met and consequently the shares in question are excluded from the diluted EPS calculation.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.

Supplementary earnings per share exclude exceptional costs net of tax and amortisation.

	Actual	Exceptional items net of tax[(a)]	Amortisation[(b)]	Adjusted
Year ended 31 March 2005				
Group profit for the financial year (£m)	162.5	22.8	-	185.3
Weighted average number of issued ordinary shares (m)	701			701
Basic earnings per share (pence)	23.2			26.4
Effect of share options (pence)	(0.3)			(0.2)
Diluted earnings per share (pence)	22.9			26.2
Year ended 31 March 2006				
Group profit for the financial year (£m)	212.3	3.0	18.3	233.6
Weighted average number of issued ordinary shares (m)	705			705
Basic earnings per share (pence)	30.1			33.1
Effect of share options (pence)	(0.4)			(0.3)
Diluted earnings per share (pence)	29.7			32.8

(a) Exceptional costs are explained in Note 3.

(b) Amortisation of £29.5 million in the year ended 31 March 2006 arose from acquisitions in the year and is added back net of £11.2 million tax. A goodwill charge of £5.8 million in 2005 arose from the recognition of tax net operating losses from acquisitions in the US and had nil effect on adjusted earnings per shares because the tax benefit was of equal amount.

Supplementary basic and diluted EPS have been calculated to exclude the effect of exceptional costs and amortisation. The adjusted numbers have been provided in order that the effects of amortisation on reported earnings can be fully appreciated.

10. Goodwill

Goodwill

	Year ended 31 March	
	2005	**2006**
	£m	**£m**
Net book value		
Balance at beginning of the year	1,695.7	**1,692.0**
Additions	19.2	**728.4**
Adjustment[(a)]	(5.8)	**–**
Currency movements	(17.1)	**65.6**
Total net book value at end of the year	1,692.0	**2,486.0**

(a) Adjustment to goodwill for previously unrecognised net operating losses.

Goodwill is not amortised but is tested for impairment at least annually. There has been no impairment of goodwill in 2005 or 2006.

Goodwill and other intangible assets have been allocated to the Group's cash generating units (CGUs) according to country of operation. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the geographical location in which the CGU operates. The carrying value of goodwill and the key assumptions used for value in use calculations were as follows:

	US	UK
	£m	£m
Net book value		
Carrying value of goodwill	1,479.8	1,006.2
Growth rate	3.3%	2.2%
Discount rate	8.5%	8.5%

The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are after tax and reflect specific risks relating to the relevant segments.

11. Other Non-current Intangible Assets

	Year ended 31 March 2005				
	Customer commitments £m	Customer lists £m	Brand names £m	Software costs £m	Total £m
Cost					
Balance at beginning of year	–	–	–	25.3	25.3
Acquisitions	–	6.4	–	3.8	10.2
Additions	–	–	–	2.6	2.6
Currency movements	–	–	–	(0.4)	(0.4)
Total cost at end of the year	–	6.4	–	31.3	37.7
Amortisation					
Balance at beginning of year	–	–	–	15.6	15.6
Charge for the year	–	0.1	–	7.5	7.6
Currency movements	–	–	–	(0.2)	(0.2)
Total amortisation at end of the year	–	0.1	–	22.9	23.0
Net book value at end of the year	–	6.3	–	8.4	14.7

	Year ended 31 March 2006				
	Customer commitments £m	Customer lists £m	Brand names £m	Software costs £m	Total £m
Cost					
Balance at beginning of year	–	6.4	–	31.3	37.7
Acquisitions	5.1	197.9	9.9	0.3	213.2
Additions	–	–	–	6.3	6.3
Write offs	–	–	–	(0.9)	(0.9)
Currency movements	–	2.7	–	1.3	4.0
Total cost at end of the year	5.1	207.0	9.9	38.3	260.3
Amortisation					
Balance at beginning of year	–	0.1	–	22.9	23.0
Charge for the year	5.1	19.0	5.4	6.9	36.4
Write offs	–	–	–	(0.8)	(0.8)
Currency movements	–	0.3	0.1	1.0	1.4
Total amortisation at end of the year	5.1	19.4	5.5	30.0	60.0
Net book value at end of the year	–	187.6	4.4	8.3	200.3

See note 10 for details of value-in-use calculations for cash generating units.

12. Property, Plant and Equipment

Property, plant and equipment is summarised as follows:

	Year ended 31 March 2005			
	Buildings £m	Leasehold improvements £m	Computers and equipment £m	Total £m
Cost				
Balance at beginning of year	9.5	3.8	41.8	55.1
Acquisitions	0.3	–	0.5	0.8
Additions	0.1	1.5	16.9	18.5
Disposals	–	–	(6.9)	(6.9)
Currency movements	(0.2)	(0.1)	(0.4)	(0.7)
Total cost at end of the year	9.7	5.2	51.9	66.8
Depreciation				
Balance at beginning of year	0.4	0.9	17.6	18.9
Charge for the year	0.2	0.7	14.5	15.4
Disposals	–	–	(6.9)	(6.9)
Currency movements	–	–	–	–
Total depreciation at end of the year	0.6	1.6	25.2	27.4
Net book value at end of the year	9.1	3.6	26.7	39.4

	Year ended 31 March 2006			
	Buildings £m	Leasehold improvements £m	Computers and equipment £m	Total £m
Cost				
Balance at beginning of year	**9.7**	**5.2**	**51.9**	**66.8**
Acquisitions	**0.9**	**0.2**	**2.7**	**3.8**
Additions	**1.2**	**1.1**	**23.2**	**25.5**
Disposals	**–**	**–**	**(7.0)**	**(7.0)**
Currency movements	**0.9**	**0.2**	**1.9**	**3.0**
Total cost at end of the year	**12.7**	**6.7**	**72.7**	**92.1**
Depreciation				
Balance at beginning of year	**0.6**	**1.6**	**25.2**	**27.4**
Charge for the year	**0.3**	**0.9**	**16.0**	**17.2**
Disposals	**–**	**–**	**(7.0)**	**(7.0)**
Currency movements	**–**	**0.1**	**0.6**	**0.7**
Total depreciation at end of the year	**0.9**	**2.6**	**34.8**	**38.3**
Net book value at end of the year	**11.8**	**4.1**	**37.9**	**53.8**

13. Investments and Other Assets

	Group		Company	
	Year ended 31 March 2005 £m	**Year ended 31 March 2006 £m**	Year ended 31 March 2005 £m	**Year ended 31 March 2006 £m**
Shares in group undertakings				
Balance at beginning of year	–	–	1,170.0	**1,470.0**
Additions[a]	–	–	300.0	**–**
At end of the year	–	–	1,470.0	**1,470.0**
Other investments				
Balance at beginning of the year	1.8	**2.0**	–	**–**
Additions	0.2	**3.0**	–	**–**
At end of the year	2.0	**5.0**	–	**–**
Total investments	2.0	**5.0**	1,470.0	**1,470.0**

(a) In 2005, the Company agreed to receive shares worth £300.0 million from Yell Finance BV in settlement of balances receivable.

Subsidiary undertakings
Brief details of principal subsidiary undertakings at 31 March 2005 and 2006, all of which are unlisted, are as follows:

	Activity	Group interest in allotted capital[a]	Country of operation[b]
Yell Finance BV[c]	Intermediate holding company	100% ordinary	UK
Yell Limited	Classified directory publisher	100% ordinary	UK
Yellow Pages Sales Limited	Provision of sales services	100% ordinary	UK
Yellow Book USA, Inc.	Classified directory publisher	100% common	USA

(a) The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings, unless otherwise stated.

(b) Incorporated in its country of operation except Yell Finance BV which is incorporated in the Netherlands.

(c) Directly held.

All subsidiary undertakings have the same year end as the Group and all the above companies have been included in the Group consolidation. The companies listed include those which materially affect the amount of profit and assets of the Group. A full list of all of our subsidiary undertakings at the date of this document is available for inspection at the registered office of the Company.

14. Inventories

Inventories comprise US paper stocks of £6.7 million (2005 – £7.5 million). The cost of inventories recognised as expense and included in cost of sales amounted to £59.6 million (2005 – £50.5 million).

15. Directories in Development

	At 31 March	
	2005	**2006**
	£m	**£m**
Opening cost	147.2	**165.1**
Acquisitions	0.4	**27.6**
Additions	346.7	**432.2**
Amortisation into cost of sales	(324.4)	**(406.9)**
Currency movements	(4.8)	**8.0**
Closing cost	165.1	**226.0**

16. Trade and Other Receivables

	Group		Company	
	At 31 March 2005	**At 31 March 2006**	At 31 March 2005	**At 31 March 2006**
	£m	**£m**	£m	**£m**
Amounts falling due within one year				
Net trade receivables	429.2	**555.5**	–	**–**
Other receivables	8.1	**19.0**	–	**–**
Accrued income	4.7	**1.4**	–	**–**
Prepayments	9.2	**10.4**	–	**–**
	451.2	**586.3**	–	**–**
Amounts falling due after more than one year				
Amounts owed by group undertakings	–	**–**	543.3	**487.0**
Total receivables	451.2	**586.3**	543.3	**487.0**

The Group's trade receivables and accrued income are stated after deducting a provision of £157.8 million at 31 March 2006 (2005 – £112.8 million) for doubtful debts and sales allowances. The movements in the provision for doubtful debts were as follows for the years ended 31 March 2005 and 2006:

	Group		Company	
	At 31 March 2005	**At 31 March 2006**	At 31 March 2005	**At 31 March 2006**
	£m	**£m**	£m	**£m**
Balance at beginning of the year	113.1	**112.8**	–	**–**
Charged to income statement	72.6	**93.4**	–	**–**
Acquired or charged to other accounts	(0.7)	**9.4**	–	**–**
Written-off	(72.2)	**(57.8)**	–	**–**
Balance at end of the year	112.8	**157.8**	–	**–**

17. Deferred Taxation

Deferred tax asset

	At 31 March	
	2005 £m	**2006 £m**
Balance at beginning of the year	110.9	**115.0**
Credited (charged) to income statement	0.9	**(27.7)**
Credited directly to equity	13.0	**9.4**
Adjustments relating to acquisitions	–	**36.3**
Currency movements	(9.8)	**6.6**
Balance at end of the year	115.0	**139.6**

The elements of all net deferred tax assets recognised in the accounts, including the cumulative effect of net operating losses arising from operations in the US, were as follows:

	At 31 March	
	2005 £m	**2006 £m**
Tax effect of timing differences due to:		
Depreciation	9.2	**6.9**
Bad debt provisions	25.2	**38.3**
Other allowances and accrued expenses	12.6	**20.4**
Defined benefit pension scheme	30.1	**26.6**
Share options	6.4	**15.9**
Tax net operating losses	20.9	**20.5**
Other	10.6	**11.0**
Recognised deferred tax assets	115.0	**139.6**

Tax losses of £56.0 million are available to use against taxable income arising in the US in future years. The benefits available in respect of tax net operating losses arising from US operations expire between 2010 and 2023 if not used.

Deferred tax liabilities

	At 31 March	
	2005 £m	**2006 £m**
Balance at beginning of the year	49.0	**68.5**
Charged to income statement	28.8	**26.8**
Charged directly to equity	–	**3.2**
Adjustments relating to acquisitions	–	**25.8**
Currency movements	(9.3)	**6.5**
Balance at end of the year	68.5	**130.8**

The elements of all net deferred tax liabilities recognised in the accounts were as follows:

	At 31 March	
	2005 £m	**2006 £m**
Tax effect of timing differences due to:		
Amortisation	41.3	**76.1**
Directories in development	25.8	**32.9**
Financial instruments	–	**3.3**
Other and deferred costs	1.4	**18.5**
Recognised deferred tax liabilities	68.5	**130.8**

18. Loans and Other Borrowings

	Interest rate %	Group At 31 March 2005 £m	Group **At 31 March 2006 £m**	Company At 31 March 2005 £m	Company **At 31 March 2006 £m**
Amounts falling due within one year					
Term loans under senior credit facilities[a][b]	5.60	90.0	**50.1**	–	–
Revolving loan under senior credit facilities[a]	5.58	–	**242.2**	–	–
Net obligations under finance leases		1.3	**0.6**	–	–
Total amounts falling due within one year		91.3	**292.9**	–	–
Amounts falling due after more than one year					
Senior credit facilities[a][b]	5.60	761.0	**1,390.6**	–	–
Senior notes:					
Senior sterling notes[c][f]	10.75	159.8	**161.8**	–	–
Senior dollar notes[d][f]	10.75	67.4	**74.4**	–	–
Senior discount dollar notes[e][f]	13.95	82.1	**102.8**	–	–
Total amounts falling due after more than one year		1,070.3	**1,729.6**	–	–
Net loans and other borrowings		1,161.6	**2,022.5**	–	–

(a) Facilities comprise two term loans of £300 million and $2,000 million. In addition to the term loans, the senior credit facilities include a revolving credit facility of £600 million. At 31 March 2006, £242.2 million was outstanding under the revolving credit facility (2005 – £nil). The senior credit facilities, including the Revolving Credit facility, have security over shares in the Group's principal operating companies.

(b) The terms of the senior credit facilities require the Yell Group and its consolidated subsidiaries to maintain specified consolidated financial ratios for net total debt to Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA as defined in the senior credit facilities), EBITDA to net cash interest payable, and until 31 March 2005, total net senior debt to EBITDA. Certain of these financial ratios have to be prepared for the preceding twelve-month period and reported to the providers of the senior credit facilities on a six-monthly basis. The Yell Group refinanced these credit facilities before the due date for reporting the financial ratios for the year ended 31 March 2006.

(c) This represents a £162.5 million aggregate principal amount of 10.75% senior sterling notes due 2011. Interest is payable on 1 February and 1 August of each year. The notes are unsecured and rank equally with each other and existing and future senior notes.

(d) This represents a $130 million aggregate principal amount of 10.75% senior dollar notes due 2011. Interest is payable on 1 February and 1 August of each year. The notes are unsecured and rank equally with each other and existing and future senior notes.

(e) This represents a $187.4 million aggregate principal amount of 13.50% senior discount dollar notes due 2011 discounted from 1 August 2006. The issue price of each senior discount dollar note was $521.3 per $1,000 principal amount at maturity. Cash interest will not accrue on the senior discount dollar notes until 1 August 2006, at which time interest is payable on 1 February and 1 August of each year, beginning 1 February 2007. The notes are unsecured and rank equally with each other and existing and future senior notes. The 13.95% interest rate represents the rate of return from inception on the notes including the unwinding of the discount.

(f) The Senior sterling, Senior dollar and Senior discount dollar notes were redeemed on 2 June 2006 for a premium of £23 million. Also see note 31, Post Balance Sheet Event.

18. Loans and Other Borrowings

continued

These balances are shown net of unamortised deferred finance costs, which have been allocated as follows:

	At 31 March 2005			At 31 March 2006		
	Principal amount £m	Deferred finance costs £m	Net balance £m	**Principal amount £m**	**Deferred finance costs £m**	**Net balance £m**
Term loans under senior credit facilities	859.6	(8.6)	851.0	**1,450.0**	**(9.3)**	**1,440.7**
Senior notes:						
Senior sterling notes	162.5	(2.7)	159.8	**162.5**	**(0.7)**	**161.8**
Senior dollar notes	68.8	(1.4)	67.4	**74.8**	**(0.4)**	**74.4**
Senior discount dollar notes	83.4	(1.3)	82.1	**103.2**	**(0.4)**	**102.8**
Revolving loan under senior credit facilities	–	–	–	**242.2**	**–**	**242.2**
Other	1.3	–	1.3	**0.6**	**–**	**0.6**
Total loans and borrowings	1,175.6	(14.0)	1,161.6	**2,033.3**	**(10.8)**	**2,022.5**

Debt maturities, net of issue costs, are as follows:

	At 31 March 2005			At 31 March 2006		
	Principal amount £m	Deferred finance costs £m	Net balance £m	**Principal amount £m**	**Deferred finance costs £m**	**Net balance £m**
Within one year, or on demand	91.3	(6.6)	84.7	**295.1**	**(2.2)**	**292.9**
Between one and two years	100.0	(4.1)	95.9	**104.5**	**(2.2)**	**102.3**
Between two and three years	50.0	(2.6)	47.4	**130.6**	**(2.2)**	**128.4**
Between three and four years	619.6	(0.7)	618.9	**156.7**	**(2.2)**	**154.5**
Between four and five years	–	–	–	**1,006.0**	**(0.6)**	**1,005.4**
After five years	314.7	–	314.7	**340.4**	**(1.4)**	**339.0**
Total due after more than one year	1,084.3	(7.4)	1,076.9	**1,738.2**	**(8.6)**	**1,729.6**
Total loans and other borrowings	1,175.6	(14.0)	1,161.6	**2,033.3**	**(10.8)**	**2,022.5**

19. Financial Instruments and Risk Management

Treasury policy
The Group's treasury function's primary role is to fund investments and to manage liquidity and financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury function is not a profit centre and its objective is to manage risk at optimum cost.

The Board sets the treasury function's policy and its activities are subject to a set of controls commensurate with the magnitude of the investments and borrowings under its management.

Counterparty credit risk is closely monitored and managed within controls set by the Board. Derivative financial instruments, including forward foreign exchange contracts, are normally used only for hedging purposes.

The principal financing and treasury exposures faced by the Group arise from working capital management, the financing of acquisitions and property, plant and equipment, the management of interest rates on the Group's debt and the investment of surplus cash. The treasury function manages those exposures with the objective of remaining within ratios covenanted with the senior lenders. The Group has not purchased or issued any derivative contracts for trading or hedging purposes, except as referred to below.

The Yell Group has funded the business largely from cash flows generated from operations and long-term debt. Details of the Group's borrowings are disclosed in note 18.

All significant cash inflows and outflows associated with the Group's operations in the UK are denominated in pounds sterling, and all significant cash inflows and outflows associated with operations in the US are denominated in dollars. However, the financial statements are presented in pounds sterling, and changes in the exchange rate between the dollar and pounds sterling will affect the translation of the results of our operations in the US into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 66.1% of our debt and 62.4% of our net interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 23.0%. The Group does not intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice.

The Group borrows at both fixed and floating rates of interest and, in order to achieve the objective of managing interest rate risk, partially hedges its risks through the use of interest-rate derivative instruments. Interest is payable under the senior credit facilities at a variable interest rate. We have fixed interest on at least 50% of the indebtedness under the senior credit facilities using interest rate swaps over the period to March 2007, with a review of this strategy on a quarterly basis.

During the year ended 31 March 2006, net debt increased from £1,106.1 million to £1,994.0 million, primarily as a result of refinancing on the acquisition of TransWestern.

Other financial instruments
The Group also has short-term receivables and payables that arise in the normal course of business and, therefore, have been excluded from the disclosures which follow.

There has been no change in the role that financial instruments have in creating or changing the Group's risk between 31 March 2006 and the date of these financial statements.

Currency profile and interest rate risk
The interest rate profile of the Group's financial assets and liabilities was as shown in the first table on page 81.

19. Financial Instruments and Risk Management

continued

	Financial assets	Financial liabilities				
	Floating rate £m	Fixed rate £m	Floating rate £m	No interest payable £m	Total £m	Net financial liabilities £m
At 31 March 2005						
Currency:						
Sterling	10.8	(458.5)	(248.0)	–	(706.5)	(695.7)
US dollar	44.7	(297.0)	(172.1)	–	(469.1)	(424.4)
Total	55.5	(755.5)	(420.1)	–	(1,175.6)	(1,120.1)
At 31 March 2006						
Currency:						
Sterling	**17.2**	**(389.5)**	**(298.0)**	**–**	**(687.5)**	**(670.3)**
US dollar	**11.3**	**(753.5)**	**(592.3)**	**–**	**(1,345.8)**	**(1,334.5)**
Total	**28.5**	**(1,143.0)**	**(890.3)**	**–**	**(2,033.3)**	**(2,004.8)**

Total financial liabilities are presented gross before unamortised costs which amount to £10.8 million at 31 March 2006 (£14.0 million at 31 March 2005). See further detail in note 18.

Details of currency denomination, interest and maturity profiles of specific borrowings are given in note 18. There are no material monetary assets or liabilities denominated in currencies other than local reporting currencies.

Interest rate profile

Details of year-end interest rates on borrowings are set out in note 18. The Group has entered into interest rate swaps for the purpose of hedging future floating interest rate movements. The Group has fixed interest rates on at least 50% of the interest rate exposure on the indebtedness under the senior credit facilities using interest rate swaps over the period to March 2007.

For the fixed-rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

	At 31 March 2005		**At 31 March 2006**	
	Weighted average interest rate %	Weighted average period for which rate is fixed Years	**Weighted average interest rate %**	**Weighted average period for which rate is fixed Years**
Currency:				
Sterling	6.9	2.8	**8.0**	**0.8**
US dollar	8.8	3.8	**7.0**	**0.9**
Total borrowings	7.3	3.2	**7.4**	**0.9**

The floating rate financial liabilities bear interest at rates fixed in advance for periods ranging, at the Group's option, from one month to six months by reference to LIBOR. The Group expects to continue to fix its floating rate financial liabilities at the end of each month by reference to one month LIBOR at that time.

Borrowing facilities and liquidity risk

The Group has maintained committed banking facilities to mitigate any liquidity risk it may face. There were committed senior debt facilities at 31 March 2006 of £600 million (2005 – £200 million) of which £242.2 million had been drawn down at 31 March 2006 (2005 – £nil). These facilities were refinanced on 2 May 2006.

Fair values of financial assets and liabilities

The following table reflects the carrying amount and fair value of the Group's financial instruments at 31 March 2005 and 2006. The fair values of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in forced liquidation or sale.

19. Financial Instruments and Risk Management

continued

	At 31 March 2005		**At 31 March 2006**	
	Book value £m	Fair value £m	**Book value £m**	**Fair value £m**
Non-derivatives:				
Assets				
Trade and other receivables	451.2	451.2	**586.3**	**586.3**
Cash at bank and in hand	55.5	55.5	**28.5**	**28.5**
Liabilities				
Trade and other payables	(258.1)	(258.1)	**(374.7)**	**(374.7)**
Short-term borrowings[a][c]	(91.3)	(91.3)	**292.9**	**292.9**
Long-term borrowings[b][c]	(1,070.3)	(1,125.4)	**(1,729.6)**	**(2,041.5)**
Derivatives:				
Interest rate swaps	–	(2.9)	**7.9**	**7.9**

(a) The fair value of short-term borrowings approximated to carrying value due to the short maturity of the instruments.

(b) The fair value of the Group's notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.

(c) Long-term borrowings are presented after unamortised costs, which amount to £10.8 million at 31 March 2006 (£14.0 million at 31 March 2005). See note 18 for further details.

20. Trade and Other Payables

Amounts falling due within one year:

	Group		Company	
	At 31 March 2005 £m	**At 31 March 2006 £m**	At 31 March 2005 £m	**At 31 March 2006 £m**
Trade payables	22.9	**32.9**	–	**–**
Other taxation and social security	17.4	**17.3**	–	**–**
Accruals and other payables	126.3	**163.3**	0.2	**–**
Deferred income	91.5	**161.2**	–	**–**
Total trade and other payables falling due within one year	258.1	**374.7**	0.2	**–**

21. Share Capital

Group and Company called up share capital

	At 31 March	
	2005 £m	**2006 £m**
Authorised		
936,320,000 ordinary shares of £0.01 each (2005 – 936,320,000)	9.4	**9.4**
Allotted, called up and fully paid		
706,142,440 ordinary shares of £0.01 each (2005 – 703,958,316)	7.0	**7.1**

The share capital history of the Company from 1 April 2004 up to 31 March 2006 is as follows:

- During the year from 1 April 2004 to 31 March 2005, 6,172,667 ordinary shares of £0.01 each were issued by the Company at par value to settle exercised share options and were fully paid up
- During the year from 1 April 2005 to 31 March 2006, 2,184,124 ordinary shares of £0.01 each were issued by the Company at par value to settle exercised share options and were fully paid up

Movement in share capital subsequent to 31 March 2006 up to the date of this document:

- On 4 May 2006, 68,627,451 ordinary shares of £0.01 each were issued by the Company pursuant to the placing announced on 28 April 2006. The shares were issued in consideration for the transfer to the Company of ordinary and redeemable shares in Yell Capital (Jersey) Limited with a value of approximately £345,000,000, following which all the shares in Yell Capital (Jersey) Limited were owned by the Company. In accordance with section 131 of the Companies Act 1985, no share premium arose on the issue of the new shares which were fully paid up at the nominal value of £0.01 per share
- During the period from 1 April 2006 to 5 June 2006, 15,381 ordinary shares of £0.01 each were issued by the Company at par value to settle exercised share options and were fully paid up

21. Share Capital

continued

Movements in share capital for the Group are as follows:

Group

	Called up shares £m	Share premium £m	ESOP Trust shares £m	Total £m
At 1 April 2004	7.0	1,184.7	(5.8)	1,185.9
Ordinary share capital issued to employees	–	6.3	–	6.3
Aggregate consideration for shares purchased by ESOP trust	–	–	(6.6)	(6.6)
At 31 March 2005	7.0	1,191.0	(12.4)	1,185.6
Ordinary share capital issued to employees	0.1	16.3	–	16.4
Aggregate consideration for shares purchased by ESOP trust	–	–	(9.7)	(9.7)
At 31 March 2006	7.1	1,207.3	(22.1)	1,192.3

The shares held in an ESOP trust for employees are accounted for as treasury shares. Movements in the number of shares held by the trust in the years ended 31 March 2005 and 2006 were as follows:

	At 31 March	
	2005	**2006**
Held at beginning of the year	1,735,205	**3,333,207**
Purchased during the year	1,598,002	**1,990,769**
Held at the end of the year	3,333,207	**5,323,976**

The nominal value of the shares held in trust was £53,240 at 31 March 2006 (2005 – £33,332). The market value of the shares held in trust was £29.0 million at 31 March 2006 (2005 – £15.8 million). The number of shares held by the trust at 31 March 2006 represents 0.7% of called-up share capital (2005 – 0.5%).

Movements in share capital for the Company are as follows:

Company

	Called up shares £m	Share premium £m	Total £m
At 1 April 2004	7.0	1,184.7	1,191.7
Ordinary share capital issued to employees	–	6.3	6.3
At 31 March 2005	7.0	1,191.0	1,198.0
Ordinary share capital issued to employees	0.1	16.3	16.4
At 31 March 2006	7.1	1,207.3	1,214.4

22. Other Reserves

Total other reserves is analysed as follows:

Group

	Share based payments reserve £m	Pensions reserve £m	Hedging reserve £m	Translation reserve £m	Total other reserves £m
Balance at 1 April 2004	16.8	(47.1)	–	(102.7)	(133.0)
Net actuarial loss on defined benefit pension schemes	–	(32.3)	–	–	(32.3)
Taxation	3.3	9.7	–	–	13.0
Currency translation differences	–	–	–	(13.5)	(13.5)
Net income (expense) recognised directly in equity	3.3	(22.6)	–	(13.5)	(32.8)
Value of services provided in return for share based payments	8.8	–	–	–	8.8
Share based payments as ordinary share capital issued to employees	(2.9)	–	–	–	(2.9)
	9.2	(22.6)	–	(13.5)	(26.9)
Balance at 31 March 2005	26.0	(69.7)	–	(116.2)	(159.9)
Implementation of IAS 32/39					
– Initial recognition of hedges	–	–	(2.9)	–	(2.9)
– Tax effect of initial recognition of hedges	–	–	1.0	–	1.0
Balance at 1 April 2005	26.0	(69.7)	(1.9)	(116.2)	(161.8)
Net actuarial loss on defined benefit pension schemes	–	(3.5)	–	–	(3.5)
Change in fair value of hedges	–	–	10.8	–	10.8
Taxation	8.1	1.0	(3.9)	–	5.2
Currency translation differences	–	–	–	47.8	47.8
Net income (expense) recognised directly in equity	8.1	(2.5)	6.9	47.8	60.3
Value of services provided in return for share based payments	11.8	–	–	–	11.8
Share based payments as ordinary share capital issued to employees	(14.0)	–	–	–	(14.0)
	5.9	(2.5)	6.9	47.8	58.1
Balance at 31 March 2006	31.9	(72.2)	5.0	(68.4)	(103.7)

Company

	Share based payments reserve £m
Balance at 1 April 2004	10.5
Value of services provided in return for share based payments	8.8
Share based payments as ordinary share capital issued to employees	(2.9)
Balance at 31 March 2005	16.4
Value of services provided in return for share based payments	11.8
Share based payments as ordinary share capital issued to employees	(14.0)
Balance at 31 March 2006	14.2

23. Consolidated Statement of Changes in Equity

Group

	Share capital £m	Other reserves £m	Retained earnings (accumulated deficit) £m	Total £m
Balance at 1 April 2004	1,185.9	(133.0)	(191.8)	861.1
Net expense recognised directly in equity	–	(32.8)	–	(32.8)
Profit for the year	–	–	162.5	162.5
Total recognised (expense) income for 2005	–	(32.8)	162.5	129.7
Value of services provided in return for share based payments	–	8.8	–	8.8
Ordinary share capital issued to employees	6.3	(2.9)	–	3.4
Own shares purchased by ESOP trust	(6.6)	–	–	(6.6)
Dividends	–	–	(71.3)	(71.3)
	(0.3)	(26.9)	91.2	64.0
Balance at 31 March 2005	1,185.6	(159.9)	(100.6)	925.1
Implementation of IAS 32/39	–	(1.9)	–	(1.9)
Balance at 1 April 2005	1,185.6	(161.8)	(100.6)	923.2
Net income recognised directly in equity	–	60.3	–	60.3
Profit for the year	–	–	212.3	212.3
Total recognised income for 2006	–	60.3	212.3	272.6
Value of services provided in return for share based payments	–	11.8	–	11.8
Ordinary share capital issued to employees	16.4	(14.0)	–	2.4
Own shares purchased by ESOP trust	(9.7)	–	–	(9.7)
Dividends	–	–	(94.5)	(94.5)
	6.7	58.1	117.8	182.6
Balance at 31 March 2006	1,192.3	(103.7)	17.2	1,105.8

Company

	Share capital £m	Other reserves £m	Retained earnings[a] £m	Total £m
Balance at 1 April 2004	1,191.7	10.5	841.1	2,043.3
Profit for the year[b]	–	–	31.3	31.3
Total recognised income for 2005	–	–	31.3	31.3
Value of services provided in return for share based payments	–	8.8	–	8.8
Ordinary share capital issued to employees	6.3	(2.9)	–	3.4
Dividends	–	–	(71.3)	(71.3)
	6.3	5.9	(40.0)	(27.8)
Balance at 31 March 2005	1,198.0	16.4	801.1	2,015.5
Profit for the year[b]	–	–	21.8	21.8
Total recognised income for 2006	–	–	21.8	21.8
Value of services provided in return for share based payments	–	11.8	–	11.8
Ordinary share capital issued to employees	16.4	(14.0)	–	2.4
Dividends	–	–	(94.5)	(94.5)
	16.4	(2.2)	(72.7)	(58.5)
Balance at 31 March 2006	1,214.4	14.2	728.4	1,957.0

(a) Retained earnings include the capital reserve from which dividends have been paid.

(b) The directors have taken advantage of the exemption available under section 230 of the Companies Act 1985 and not presented an income statement for the Company alone.

See notes 21 and 22 for further analysis of share capital and other reserves.

24. Acquisitions

In the year ended 31 March 2006, the Yell Group acquired a number of directories businesses in the US for consideration totalling $1,716.5 million (£978.3 million). The purchases were accounted for as acquisitions.

TransWestern acquisition

The largest acquisition was that of TransWestern Publishing on 15 July 2005 for a purchase price of $1,573.8 million (£897.6 million) plus expenses of $21.5 million (£12.3 million). The purchase price of TransWestern was allocated to the acquired assets and liabilities as follows:

	Acquiree's carrying amount £m	Fair value adjustments £m	Debt and other liabilities extinguished	Fair value £m
Non-current assets				
Intangible assets	84.9	111.8	–	196.7
Property, plant and equipment	2.7	(0.1)	–	2.6
Deferred tax assets	31.8	0.2	–	32.0
Total non-current assets	119.4	111.9	–	231.3
Current assets				
Directories in development	26.2	–	–	26.2
Trade and other receivables	53.6	(0.6)	–	53.0
Cash and cash equivalents	1.1	–	–	1.1
Total current assets	80.9	(0.6)	–	80.3
Current liabilities				
Loans and other borrowings	(3.6)	–	3.6	–
Corporation tax	(0.7)	–	–	(0.7)
Trade and other payables	(88.6)	–	27.7	(60.9)
Total current liabilities	(92.9)	–	31.3	(61.6)
Total assets less current liabilities	107.4	111.3	31.3	250.0
Non-current liabilities				
Loans and other borrowings	(386.3)	–	386.3	–
Deferred tax liabilities	(4.0)	(17.3)	–	(21.3)
Identifiable net (liabilities) assets	(282.9)	94.0	417.6	228.7
Goodwill				681.2
Total cost				909.9

Translated from US dollars to pounds sterling at the exchange rates on the date of acquisition.

Intangible assets of £196.7 million acquired represent £187.0 million allocated to customer commitments and customer lists acquired, £9.4 million allocated to brand names acquired, and £0.3 million capitalised software costs. Goodwill of £681.2 million is attributable to the workforce acquired and future growth of the business.

The results of TransWestern reduced the group profit before tax by £19.1 million in the period from the date of acquisition to 31 March 2006. In the same period, the results of TransWestern increased the group profit before tax, amortisation and exceptional costs by £12.5 million (loss of £19.1 million with £27.2 million and £4.4 million added back for amortisation and exceptional costs, respectively). The consolidated financial information of the Yell Group includes a consolidation of the financial results of TransWestern for the 260 days ended 31 March 2006.

24. Acquisitions

continued

Clarke acquisition

On 3 January 2006, we acquired the assets of Clarke Directory Publications (Clarke) for a purchase price of $72.0 million (£40.8 million). The purchase price of Clarke was provisionally allocated to the acquired assets and liabilities as follows:

	Acquiree's carrying amount £m	Fair value adjustments £m	Fair value £m
Non-current assets			
Intangible assets	–	11.6	11.6
Property, plant and equipment	0.9	0.1	1.0
Total non-current assets	0.9	11.7	12.6
Current assets			
Directories in development	0.7	0.3	1.0
Trade and other receivables	3.5	–	3.5
Total current assets	4.2	0.3	4.5
Current liabilities			
Trade and other payables	(0.7)	–	(0.7)
Total current liabilities	(0.7)	–	(0.7)
Identifiable net assets	4.4	12.0	16.4
Goodwill			24.4
Total cost			40.8

Translated from US dollars to pounds sterling at the exchange rates on the date of acquisition.

Intangible assets of £11.6 million acquired represent £10.2 million allocated to customer lists acquired, £0.9 million to customer commitments, and £0.5 million allocated to brand names acquired. Goodwill of £24.4 million is attributable to the workforce acquired and future growth of the business.

The results of Clarke increased the group profit before tax by £1.0 million in the period from the date of acquisition to 31 March 2006.

The condensed pro forma financial information for the Yell Group, estimated as if TransWestern and Clarke were purchased on 1 April 2004, for the years ended 31 March 2005 and 2006 is as follows:

	Year ended 31 March	
	2005 £m	**2006 £m**
Group revenue	1,491.5	**1,689.5**
Profit for the year	157.5	**228.7**

24. Acquisitions

continued

Other acquisitions

We also made other acquisitions in the year that are not considered material for separate presentation. We paid cash of $49.2 million (£27.6 million) to acquire net assets with a fair value totalling $2.0 million (£1.1 million) giving rise to additional goodwill of $40.6 million (£22.8 million) and other intangible assets of $8.7 million (£4.9 million). The purchase price of the acquisitions was provisionally allocated to the acquired assets and liabilities as follows:

	Acquiree's carrying amount £m	Fair value adjustments £m	Fair value £m
Non-current assets			
Intangible assets	4.9	–	4.9
Property, plant and equipment	–	2.1	2.1
Total non-current assets	4.9	2.1	7.0
Current assets			
Directories in development	0.3	0.1	0.4
Trade and other receivables	1.3	(3.2)	(1.9)
Cash and cash equivalents	0.2	–	0.2
Total current assets	1.8	(3.1)	(1.3)
Current liabilities			
Trade and other payables	(0.9)	–	(0.9)
Total current liabilities	(0.9)	–	(0.9)
Identifiable net assets	5.8	(1.0)	4.8
Goodwill			22.8
Total cost			27.6

Translated from US dollars to pounds sterling at the exchange rates on the dates of acquisition.

Intangible assets of £4.9 million acquired represent customer lists acquired. Goodwill of £22.8 million is attributable to the workforce acquired and future growth of the business.

The reconciliation of cash paid to the cash flow statements

	Year ended 31 March 2006 £m
Total cost of acquisitions	**978.3**
Cash paid for acquisitions in prior year	**0.2**
Costs accrued at 31 March 2006	**(9.0)**
Cash paid	**969.5**
Less cash acquired	**(1.3)**
Net cash outflow in year	**968.2**

24. Acquisitions

continued

In the year ended 31 March 2005, the Yell Group acquired a number of directories businesses in the US for consideration totalling $60.0 million (£31.8 million). No cash was acquired with the businesses. The purchases were accounted for as acquisitions. The purchase prices were allocated to the acquired assets and liabilities as follows:

Acquisitions in 2005

	Book value £m	Fair value adjustments £m	Fair value £m
Non current assets			
Property, plant and equipment	–	1.3	1.3
Current assets			
Directories in development	0.4	–	0.4
Trade and other receivables	4.6	–	4.6
Total current assets	5.0	–	5.0
Trade and other payables: amounts falling due within one year	(0.2)	–	(0.2)
Identifiable net assets	4.8	1.3	6.1
Goodwill			25.7
Total cost			31.8

Translated from US dollars to pounds sterling at the exchange rates on the dates of acquisition.

Goodwill of £25.7 million is attributable to the workforce acquired and future growth of the business.

The effect of the acquisitions on the results of the Yell Group includes the following for the years ended 31 March 2005 and 2006:

	Year ended 31 March	
	2005 £m	**2006 £m**
Revenue	6.8	**178.4**
Cost of sales	(4.7)	**(104.9)**
Gross profit	2.1	**73.5**
Distribution costs	(0.4)	**(5.1)**
Administrative costs	(1.3)	**(51.0)**
Operating profit	0.4	**17.4**

25. Financial Commitments, Contingent Liabilities and Litigation

Future aggregate minimum operating lease payments for the Group at 31 March 2005 and 2006 are as follows:

	At 31 March	
	2005 £m	**2006 £m**
Payable:		
Not later than 1 year	13.7	**26.1**
Later than 1 year and not later than 5 years	42.5	**60.3**
Later than 5 years	29.4	**16.3**
Total future aggregate minimum operating lease payments	85.6	**102.7**

Operating lease commitments are principally in respect of leases of land and buildings.

The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs alleged violation of consumer protection legislation and placed reliance on findings of the New York Court in the now settled suit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. The Yell Group fully accrued the estimated costs in the year ended 31 March 2005 arising from this class action.

There are no contingent liabilities or guarantees other than those referred above and those arising in the ordinary course of the Group's business.

No material losses are anticipated on liabilities arising in the ordinary course of business.

26. Pensions

The Group operates a defined benefit pension scheme for its UK employees who were employed before 1 October 2001. The scheme benefits provide a pension in retirement based on years of qualifying service and final pensionable salary. The Group adopted IAS 19 Employee Benefits to account for this scheme from 1 April 2004. The Group's Income Statement and Statement of Recognised Income and Expense for the years ended 31 March 2005 and 2006 included the following pension-related charges:

Amounts charged to operating profit (administrative expenses)

	Year ended 31 March	
	2005 £m	**2006 £m**
Current service cost	13.8	**17.7**
Termination benefits	0.7	**0.9**
Amounts expensed for defined benefit scheme	14.5	**18.6**
Amounts expensed for defined contribution schemes	3.5	**4.3**
Total operating charge	18.0	**22.9**

Net amount expensed as finance cost for defined benefit scheme

	Year ended 31 March	
	2005 £m	**2006 £m**
Expected return on pension scheme assets	(8.3)	**(10.2)**
Finance cost on pension scheme liabilities	10.6	**13.9**
Net finance cost of defined benefit scheme	2.3	**3.7**

Amount recognised in statement of recognised income and expense

	Year ended 31 March	
	2005 £m	**2006 £m**
Actual return less expected return on pension scheme assets	2.3	**26.8**
Experience (losses) gains arising on the scheme liabilities	(5.8)	**14.3**
Changes in assumptions underlying the present value of the scheme liabilities	(28.8)	**(44.6)**
Actuarial loss	(32.3)	**(3.5)**
Deferred taxation arising on actuarial loss recognised in equity	9.7	**1.0**
Actuarial loss, net of tax	(22.6)	**(2.5)**

The cumulative actuarial loss net of tax recognised at 31 March 2006 amounts to £35.8 million.

Yell Pension Plan (YPP) – Defined benefit section

There are three defined benefit sections of the YPP, which have been closed to new entrants since 1 October 2001. There is also an unfunded, unapproved scheme for certain employees.

The benefit obligation at 31 March 2006 was based on the valuation at 5 April 2005 updated to 31 March 2006. The valuations carried out by professionally qualified independent actuaries used the following key assumptions:

	At 31 March	
	2005 % per annum	**2006 % per annum**
Discount rate	5.4	**4.9**
Expected rate of return on assets	5.9	**6.4**
Discount rate on unfunded, unapproved scheme	5.8	**4.9**
Salary increases	4.4	**4.5**
Pension increases	2.9	**3.0**
Inflation rate	2.9	**3.0**

26. Pensions

continued

Assumptions regarding future mortality experience are set based on advice from published statistics. The average life expectancy in years of a pensioner retiring at age 60 is as follows:

	2005	**2006**
Male	26.5	**26.5**
Female	29.4	**29.4**

The assets in the YPP and the annual expected rates of return were:

	At 31 March			
	2005		**2006**	
	%	£m	**%**	**£m**
Equities	7.7	82.3	**7.2**	**154.8**
Corporate Bonds	5.4	6.8	**4.9**	**4.9**
Gilts	4.7	61.1	**4.2**	**111.5**
Total assets		150.2		**271.2**

The expected rates of return were set by reference to yields available on government bonds at the measurement date and appropriate risk margins, and are stated gross of the expected levy to the UK Pension Protection Fund.

The YPP assets are invested in UK and overseas equities, fixed interest and index linked securities, deposits and short-term investments. The assets are held in separate trustee administered funds. The trustees set asset allocation targets at 31 March 2005 and 2006 in which approximately 55% of the assets held should be equity investments and 45% should be debt securities.

	At 31 March	
	2005	2006
	£m	£m
Total market value of assets	150.2	**271.2**
Present value of scheme liabilities	(250.5)	**(311.1)**
Net balance sheet liability	(100.3)	**(39.9)**

The following amounts explain the movement in the pension provision for the years ended 31 March 2005 and 2006:

	At 31 March	
	2005	**2006**
	£m	**£m**
Balance at beginning of the year	(66.8)	**(100.3)**
Reallocation from restructuring accruals	(0.6)	**-**
Movement in year:		
Current service cost	(13.8)	**(17.7)**
Contributions	16.2	**86.2**
Past service costs	(0.7)	**(0.9)**
Other finance costs	(2.3)	**(3.7)**
Actuarial loss	(32.3)	**(3.5)**
Balance at end of the year	(100.3)	**(39.9)**

The amounts recognised in the balance sheet for defined benefit obligations are as follows:

	At 31 March	
	2005	**2006**
	£m	**£m**
Present value of funded obligations	(249.8)	**(309.6)**
Fair value of plan assets	150.2	**271.2**
Present value of unfunded obligations	(0.7)	**(1.5)**
Net balance sheet liability	(100.3)	**(39.9)**

26. Pensions

continued

Changes in the present value of the defined benefit obligation were as follows:

	At 31 March	
	2005 £m	**2006 £m**
Opening defined benefit obligation	188.8	**250.5**
Current service cost	13.8	**17.7**
Past service costs	0.7	**0.9**
Finance cost	10.6	**13.9**
Accrual reallocation	0.6	**–**
Actuarial losses	34.6	**30.3**
Contributions by participants	3.3	**0.2**
Benefits paid	(1.9)	**(2.4)**
Closing defined benefit obligation	250.5	**311.1**

Changes in the fair value of plan assets were as follows:

	At 31 March	
	2005 £m	**2006 £m**
Opening fair value of plan assets	122.0	**150.2**
Expected return	8.3	**10.2**
Actuarial gains	2.3	**26.8**
Contributions by employer	16.2	**86.2**
Contributions by participants	3.3	**0.2**
Benefits paid	(1.9)	**(2.4)**
Closing fair value of plan assets	150.2	**271.2**

The full actuarial valuation at 5 April updated to 31 March 2006 showed a deficit of £39.9 million. Contributions of £9.0 million, plus £0.6 million in respect of benefit augmentations and £8.8 million additional annual pension contributions and a deficit repair payment of £64.8 million were made in the year.

In the year ended 31 March 2005, and in the year ended 31 March 2006 until 31 December 2005, the Group made contributions at an average rate of 13.05% of pensionable earnings inclusive of expenses and life assurance premiums, but exclusive of the Pension Protection Fund levy. From 1 January 2006, the Group made contributions at an average rate of 23.6%. The Group's trustees have agreed that contributions for the next year will continue at the 23.6% rate, with an evaluation of future contribution rates after the next full valuation. Contributions for the next financial year are expected to be around £17 million.

Additionally, SMART Pensions were introduced with effect from 1 March 2005, under which Plan participants may accept a reduction in their salary in return for non-contributory membership of the Plan, the reduction being equal to the contributions otherwise payable. The Group makes additional contributions of a corresponding amount. In the year ended 31 March 2006 these amounted to £3.0 million (5.25% of pensionable earnings).

26. Pensions

continued

The £3.5 million actuarial loss reflects a £30.3 million increase in liabilities, net of £26.8 million actuarial gains in asset values. The increase in liabilities in the year ended 31 March 2006 was primarily the result of declining real interest rates (the reference market rate to which the discount rate is tied, net of expected inflation interest in the market price of certain government debt) during the year. The actuarial loss in the year ended 31 March 2005 was primarily the result of changing our assumptions regarding how long scheme members will live after retirement.

As the scheme is closed to new members, the current service cost will increase as the members of the scheme approach retirement.

The history of experience gains and losses follows:

	Year ended 31 March	
	2005	**2006**
Difference between the expected and actual return on scheme assets:		
Gain (£m)	2.3	**26.8**
Gain (proportion of scheme assets)	2%	**10%**
Experience losses on scheme liabilities and changes in assumptions:		
Loss (£m)	(34.6)	**(30.3)**
Loss (proportion of present value of scheme liabilities)	14%	**10%**

See page 59 for pension sensitivity examples.

Defined contribution schemes

In addition to the defined contribution Section Four of the YPP, Yellow Book sponsor a 401(k) plan for the majority of Yellow Book employees in the US. The plan allows employees to contribute a portion of their pre-tax and/or after-tax income in accordance with specified guidelines. Yellow Book matches a percentage of the employee contributions up to certain limits. The assets of the plan are held separately from those of Yellow Book in an independently administered fund.

The pension cost in respect of these schemes represents contributions payable to the funds and amounted to £3.4 million in the year ended 31 March 2006 (2005 – £2.9 million) for the Yellow Book scheme, and £0.9 million (2005 – £0.6 million) for Section Four of the YPP. Outstanding contributions amounted to £nil as at 31 March 2006 (2005 – £nil).

27. Related Party Transactions

There were no transactions with group companies in the years ended 31 March 2005 and 2006 other than the following transactions with our subsidiary, Yell Finance B.V.

	Year ended 31 March	
	2005	**2006**
	£m	**£m**
Finance income from Yell Finance B.V.	33.9	**31.2**
Net finance income	33.9	**31.2**

	Year ended 31 March	
	2005	**2006**
	£m	**£m**
Amounts charged for employee stock option plans	8.8	**11.8**

	Year ended 31 March	
	2005	**2006**
	£m	**£m**
Non current assets		
Amounts owed by Yell Finance B.V.	543.3	**487.0**
Current assets		
Amounts owed by Yell Finance B.V.	–	**–**
Total amounts owed by group companies	543.3	**487.0**

Subsidiary undertakings

Brief details of principal subsidiary undertakings at 31 March 2005 and 2006, all of which are unlisted, are disclosed in note 13.
All subsidiary undertakings have the same year end as the Group and all have been included in the group consolidation. A full list of all of our subsidiary undertakings at the date of this document is available for inspection at the registered office of the Company.

Key management compensation was as follows:

	Year ended 31 March	
	2005	**2006**
	£m	**£m**
Salaries and other short-term employee benefits	5.9	**6.5**
Post-employment benefits	0.8	**0.9**
Share-based payments	1.4	**2.2**
	8.1	**9.6**

28. Employee Share Schemes

The Group has various stock option and other share plans for employees and directors.

The plans have been accounted for in accordance with the fair value recognition provisions of IFRS 2 Share Based Payments. IFRS 2 applies to equity settled awards granted after 7 November 2002 not yet vested by 1 March 2005 and all cash settled awards outstanding at 1 March 2005.

(a) The Yell Group Limited plans

In March 2002, the Yell Group introduced three stock option plans, the Yell Group Limited Employee Plan, the Yell Group Limited US Employee Plan and the Yell Group Limited Senior Manager Incentive Plan. The plans were set up to provide employees with option awards over shares that would become exercisable on an exit event (eg sale or quotation). The option life under these plans is ten years from date of grant.

(b) The Yell Group plc Yellow Book (USA) West Management Share Option Scheme

In September 2002, the Yell Group introduced a stock option plan, the Yell Group plc Yellow Book (USA) West Management Share Option Scheme for certain employees of the former McLeod directories. This plan provided employees with option awards for shares that vest ratably on each anniversary of the grant date over a three-year period. The options could be exercised and sold on the later of the vesting date or the date of an exit event. The option life under the plan is ten years from date of grant.

(c) The Yell Group plc ShareSave Plan

The Yell Group plc ShareSave Plan (the ShareSave) was established in July 2003. Eligible employees who wish to participate must enter into a savings contract for a period of three or five years under which they will contribute payments of between £5 and £250 per month, and a bonus is added at the end of three, five or seven years. In conjunction with the savings contract, an eligible employee is granted an option to subscribe for ordinary shares of Yell Group plc out of the repayment made under that contract at the end of three, five or seven years. The exercise price of any option will not be manifestly less than 80% of the market value of the ordinary shares at the date of grant. The ShareSave is Inland Revenue approved.

(d) The Yell Group plc Employee Stock Purchase Plan

The Yell Group plc 2003 Employee Stock Purchase Plan (the US ESPP) was established in July 2003. Eligible employees are entitled to purchase ordinary shares at the lower of 85% of the fair market value of the ordinary shares on the date the ordinary shares are offered and 85% of the fair market value of the ordinary shares on the date ending the offer period when the ordinary shares are purchased by the employee. All ordinary shares must be purchased through the savings accumulated during an offer period through payroll deductions.

(e) The Yell Group plc Executive Share Option Scheme

The Yell Group plc Executive Share Option Scheme (the UK Option Scheme) was established in July 2003, and contains an unapproved section and a section approved by the Inland Revenue. The price per ordinary share at which options will be exercised will be not less than the market value of the ordinary shares at the date of grant. Options will normally be granted within a period of 42 days commencing on the day after the date on which the Group releases its quarterly, half-yearly or final results for any financial period. In most circumstances an objective performance condition must be satisfied before an option can be exercised. Normally options may only be exercised three years after their initial date of grant. The option life under this plan is ten years from the date of grant.

(f) The Yell Group plc US Equity Incentive Plan

The Yell Group plc 2003 US Equity Incentive Plan (the US EIP) was established in July 2003. It allows the Company to issue both non-qualified and incentive stock options and ordinary shares. The Board has sole discretion to determine who may receive awards under the USEIP and any performance conditions. The exercise price for incentive stock options will not be less than 100% of the fair market value of the Ordinary shares on the date of grant. The option life under this plan is ten years from the date of grant. Stock awards may be made to officers or employees, and the purchase price, if any, is as established by the Company.

(g) The Capital Accumulation Plan

The Yell Group plc Capital Accumulation Plan (the CAP) was established in February 2004. It allows the Company to make awards of ordinary shares, which vest three years from the date of grant, to employees. There are no performance criteria attached to the vesting of these shares, which are awarded to employees whom the Company wishes to retain as key talent within the organisation. Awards are satisfied by purchasing existing shares on the open market rather than by issue of new shares.

(h) The Long-term Incentive Plan

The Yell Group plc Long-term Incentive Plan (the LTIP) was established in July 2003 and is not intended to be approved by the Inland Revenue. The Board has sole discretion to determine which executives are granted awards under the LTIP. Awards are granted in the form of performance shares and in most circumstances an objective performance condition must be satisfied before an award vests. Normally awards may only vest three years after their initial date of grant.

(i) Deferred Bonus Plan

The Yell Group plc Deferred Bonus Plan (the DBP) was established in November 2004. Under the plan, any bonus awarded to executive directors in excess of 100% of salary is subject to compulsory deferral into shares for a period of three years. There is no matching provided by the Company and the shares will be forfeited if the director leaves the Company other than as a predetermined 'good leaver'.

28. Employee Share Schemes

continued

Options under share schemes

Options granted, exercised and lapsed under the savings related schemes and other share option schemes during the years ended 31 March 2005 and 2006 and options exercisable at 31 March 2005 and 2006 were as follows:

	Savings related schemes	Other share option schemes	Total	Exercise price range	Weighted average exercise price
Outstanding at 31 March 2004	4,450,899	14,707,312	19,158,211	0.4p–296p	190p
Granted	1,595,313	5,655,000	7,250,313	0.0p–402p	367p
Exercised	(700,691)	(4,893,648)	(5,594,339)	0.4p–260p	60p
Forfeited	(836,625)	(241,402)	(1,078,027)	0.4p–402p	253p
Outstanding at 31 March 2005	4,508,896	15,227,262	19,736,158	0.0p–402p	289p
Granted	1,486,191	5,285,826	6,772,017	0.0p–476p	445p
Exercised	(577,053)	(1,042,706)	(1,619,759)	0.4p–260p	145p
Forfeited	(520,563)	(102,094)	(622,657)	0.4p–402p	302p
Outstanding at 31 March 2006	4,897,471	19,368,288	24,265,759	0.0p–476p	342p
Exercisable at 31 March 2005	–	1,817,018	1,817,018	0.4p–128p	13p
Exercisable at 31 March 2006	–	796,846	796,846	0.4p–128p	11p

The following table summarises option activity for 2005 and 2006:

	2005		**2006**	
	Shares	Weighted average exercise price (pence)	**Shares**	**Weighted average exercise price (pence)**
Options outstanding at year end	19,736,158	289	**24,265,759**	**342**
Options exercisable at year end	1,817,018	13	**796,846**	**11**
Shares available for future grant at year end	50,557,360		**44,057,942**	
Weighted-average exercise price equal to market value of ordinary shares at date of grant	5,399,867	401	**5,057,886**	**476**
Weighted-average exercise price less than market value of ordinary shares at date of grant	1,850,446	269	**1,714,131**	**354**

The weighted average fair value of the 6,772,017 options granted in the year ended 31 March 2006 (2005 – 7,250,313 options) was 91 pence per option (2005 – 77 pence per option).

28. Employee Share Schemes

continued

The following table summarises information about stock options outstanding at March 31 2006:

Exercise price (Pence)	Market price on date of grant (Pence)	Number outstanding	Weighted average contractual life (Years)	Number exercisable
0	402-483	483,073	13	–
0.4	19-285	727,578	7	727,578
128	128	69,268	6	69,268
260	303	2,681,564	2	–
272	360	787,390	3	–
285	285	2,797,956	7	–
296	296	4,914,420	8	–
342	342	73,142	8	–
364	483	742,557	3	–
402	402	5,244,965	9	–
461	543	685,960	1	–
476	476	5,057,886	10	–
		24,265,759	7	796,846

The Group awarded 1,990,769 shares (2005 – 1,598,002 shares) under the CAP during the year ended 31 March 2006. An employee benefit trust held 5,323,976 shares (2005 – 3,333,207 shares) at 31 March 2006 to satisfy past awards when they vest in the future.

Option grants made since 7 November 2002 have been fair-valued using the Black-Scholes model. The weighted-average assumptions used *in the estimates of fair value were as follows:*

	2005	**2006**
Risk-free interest rate	4.6%	**4.4%**
Expected dividend yield	3.0%	**3.1%**
Expected volatility	20.0%	**25.0%**
Expected life of option	3.6 years	**3.4 years**

Volatility was determined based on the historical volatility of our share price.

National Insurance contributions on share options accrued at 31 March 2006 amounted to £2.4 million (2005 – £1.6 million).

29. Auditors' Remuneration

The following fees were paid or are payable to the Group's auditors for the years ended 31 March 2005 and 31 March 2006:

	Year ended 31 March	
	2005 £m	**2006 £m**
Audit services:		
– Statutory audit	0.6	**0.9**
– Audit – related regulatory reporting	0.1	**0.4**
Further assurance services	0.3	**–**
Tax services:		
– Compliance services	0.2	**0.5**
– Advisory services	0.3	**1.1**
Other services not covered above	0.2	**0.2**
Total auditors' remuneration	1.7	**3.1**
Audit fees paid in respect of the parent company	–	**–**

In addition to the above, accounting and due diligence fees in relation to the TransWestern acquisition, which were approved prior to the acquisition, amounted to £1.1 million.

30. Changes in Accounting Policies – Adoption of IFRS

As of 1 April 2004, the Group's accounting policies have been changed to comply with International Financial Reporting Standards (IFRS) as adopted by the European Union. The date of transition is 1 April 2004 and all comparative figures at 1 April 2004 and for the year ended 31 March 2005 have been restated.

We have taken the optional exemption available under IFRS 1 First time adoption of IFRS, where we have not reclassified business combinations that took place before 1 April 2004, the date of transition. Therefore purchase price in excess of assets and liabilities acquired previously recorded as goodwill has not been reclassified into goodwill and other intangible assets.

The changes to our accounting policies resulted in changes to our previously reported results. Estimated changes were reported in our IFRS conversion statements published on 13 June 2005 on our website. Subsequent to publishing the IFRS conversion statements we have improved our analysis of deferred taxes and other items, which has given rise to adjustments to amounts presented on the face of the balance sheet at 31 March 2005. These adjustments have increased intangible assets and decreased our property, plant and equipment by £0.7 million, decreased trade receivables by £0.1 million, increased our pension obligation by £0.6 million, increased our corporation tax liability by £0.6 million, increased our deferred tax assets by £22.4 million and our deferred tax liabilities by £21.7 million, increased the equity shareholders' funds by £0.1 million, and increased the share premium account and accumulated deficit by £0.3 million. These changes are presentational in nature and do not affect the previously reported results or cash flows. We also changed our methodology for calculating adjusted earnings per share to what we consider to be current best practice. We now add back amortisation net of tax, as opposed to adding it back gross. The adjusted earnings per share for the year ended 31 March 2005 was 26.2 pence under the new methodology, compared to 27.0 pence presented in the IFRS conversion statements.

The adoption of IFRS results in changes to the accounting policies in the following areas:

(a) Share-based payment

In accordance with IFRS 2 Share-based payment the fair value of employee services received in exchange for the grant of share-based compensation plans is recognised as an expense, and allocated over the vesting period.

(b) Employee benefits

The option which we have taken under IAS 19 Employee benefits allows separate recognition of the operating and financing costs of defined benefit pension schemes in the income statement.
The standard permits a number of options for the recognition of actuarial gains and losses; our policy is to recognise any variations in full immediately in equity. We are applying the standard voluntarily from the transition date of 1 April 2004.

The additional charges under IFRS are in comparison to amounts recorded in accordance with Statement of Standard Accounting Practice No. 24 (SSAP 24) Accounting for Pension Costs under UK GAAP.

We recognised a pension liability of £66.8 million in our IFRS opening balance sheet at 1 April 2004, and £100.3 million at 31 March 2005.

30. Changes in Accounting Policies – Adoption of IFRS

continued

(c) Business combinations

IFRS 3 Business combinations prohibits merger accounting and the amortisation of goodwill. The standard requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable. IFRS 3 requires certain intangible assets to be recognised at the date of acquisition and to be amortised on a systematic basis over their economic lives.

(d) Intangible assets

Certain assets purchased as part of business combinations after 1 April 2004 which would previously have been classified as goodwill under UK GAAP have been reclassified as other intangible assets.

The costs directly attributable to developing content included in directory editions have been classified as a current intangible asset under IFRS. These costs are amortised to cost of sales when delivery is completed. Under UK GAAP we classified these assets as stocks.

(e) Software

Development costs of software and software licences in relation to major projects for internal use have been reclassified from property, plant and equipment to intangible assets.

(f) Income taxes

Deferred tax assets and liabilities are now shown gross on the face of the balance sheet, and are not netted off in other receivables as was previously the case.

Under UK GAAP we recognised the benefit from tax allowable goodwill amortisation as a reduction to the tax charge; under IAS 12 Income taxes it is treated as an immediate benefit to current tax payable offset by a deferred tax liability that only crystallises if the goodwill is impaired or the business is sold.

IAS 12 further requires that we adjust goodwill and post a charge against profits when we recognise previously unrecognised deferred tax assets arising from acquired net operating losses.

(g) Events after balance sheet date

Dividends under UK GAAP were recorded in the period in respect of which they were declared. Under IAS 10 Events after the balance sheet date, dividends are recorded in the period in which they are authorised.

(h) Financial instruments

IAS 32 Financial instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement were adopted at 1 April 2005, and therefore do not affect our 2005 financial statements.

30. Changes in Accounting Policies – Adoption of IFRS

continued

Group Income Statement

	Year ended 31 March 2005		
	UK GAAP £m	IFRS adjustments £m	IFRS £m
Revenue	1,285.3	–	1,285.3
Cost of sales	(592.3)	–	(592.3)
Gross profit	693.0	–	693.0
Distribution costs	(38.3)	–	(38.3)
Administrative expenses	(410.0)	83.0	(327.0)
Operating profit	244.7	83.0	327.7
Finance costs	(92.3)	(2.3)	(94.6)
Finance income	1.3	–	1.3
Net finance costs	(91.0)	(2.3)	(93.3)
Profit before taxation	153.7	80.7	234.4
Taxation	(59.5)	(12.4)	(71.9)
Profit for the year	94.2	68.3	162.5

Reconciliation of operating profit	£m
Operating profit – UK GAAP	244.7
(a) Share based payments	(3.1)
(b) Employee benefits	(6.7)
(d) Amortisation of intangible assets	92.8
Operating profit – IFRS	327.7

Reconciliation of profit for the year	£m
Profit for the year – UK GAAP	94.2
(a) Share based payments	(6.3)
(b) Employee benefits	(6.3)
(d) Amortisation of intangible assets	86.9
(e) Income taxes	(6.0)
Profit for the year – IFRS	162.5

30. Changes in Accounting Policies – Adoption of IFRS

continued

Group and Company Opening Balance Sheets

At 1 April 2004	Group			Company		
	UK GAAP £m	IFRS adjustments £m	IFRS £m	UK GAAP £m	IFRS adjustments £m	IFRS £m
Non-current assets						
Goodwill	1,725.3	(29.5)	1,695.8	–	–	–
Other intangible assets	–	9.7	9.7	–	–	–
Property, plant and equipment	45.9	(9.7)	36.2	–	–	–
Deferred tax assets	–	98.7	98.7	–	–	–
Investment and other assets	1.8	–	1.8	1,170.0	–	1,170.0
Trade and other receivables	–	–	–	873.1	–	873.1
Total non-current assets	1,773.0	69.2	1,842.2	2,043.1	–	2,043.1
Current assets						
Inventories	151.9	(147.2)	4.7	–	–	–
Directories in development	–	147.2	147.2	–	–	–
Trade and other receivables	460.6	(34.9)	425.7	–	–	–
Cash and cash equivalents	18.7	–	18.7	0.3	–	0.3
Total current assets	631.2	(34.9)	596.3	0.3	–	0.3
Current liabilities						
Loans and other borrowings	(85.8)	–	(85.8)	–	–	–
Corporation tax	(16.2)	–	(16.2)	–	–	–
Trade and other payables	(256.8)	41.9	(214.9)	(42.0)	41.9	(0.1)
Total current liabilities	(358.8)	41.9	(316.9)	(42.0)	41.9	(0.1)
Net current assets	272.4	7.0	279.4	(41.7)	41.9	0.2
Total assets less current liabilities	2,045.4	76.2	2,121.6	2,001.4	41.9	2,043.3
Non-current liabilities						
Loans and other borrowings	(1,155.9)	–	(1,155.9)	–	–	–
Deferred tax liabilities	–	(37.8)	(37.8)	–	–	–
Retirement benefit obligations	–	(66.8)	(66.8)	–	–	–
Total non-current liabilities	(1,155.9)	(104.6)	(1,260.5)	–	–	–
Net assets	889.5	(28.4)	861.1	2,001.4	41.9	2,043.3
Capital and reserves						
Share capital	1,185.9	–	1,185.9	1,191.7	–	1,191.7
Other reserves	(92.2)	(40.8)	(133.0)	10.5	–	10.5
(Accumulated deficit) retained earnings	(204.2)	(12.4)	(191.8)	799.2	41.9	841.1
Equity shareholders' funds	889.5	(28.4)	861.1	2,001.4	41.9	2,043.3

Reconciliation of total assets – Group	£m
Total assets – UK GAAP	2,404.2
(a) Share based payments	6.3
(b) Employee benefits	19.7
(e) Income taxes	8.3
Total assets – IFRS	2,438.5

Reconciliation of total liabilities – Group	£m
Total liabilities – UK GAAP	(1,514.7)
(b) Employee benefits	(66.8)
(e) Income taxes	(37.8)
(f) Events after balance sheet date	41.9
Total liabilities – IFRS	(1,577.4)

30. Changes in Accounting Policies – Adoption of IFRS

continued

Group and Company Balance Sheets continued

At 31 March 2005	Group			Company		
	UK GAAP £m	IFRS adjustments £m	IFRS £m	UK GAAP £m	IFRS adjustments £m	IFRS £m
Non-current assets						
Goodwill	1,635.0	57.0	1,692.0	–	–	–
Other intangible assets	–	14.7	14.7	–	–	–
Property, plant and equipment	47.8	(8.4)	39.4	–	–	–
Deferred tax assets	–	115.0	115.0	–	–	–
Investment and other assets	2.0	–	2.0	1,470.0	–	1,470.0
Trade and other receivables	–	–	–	537.4	5.9	543.3
Total non-current assets	1,684.8	178.3	1,863.1	2,007.4	5.9	2,013.3
Current assets						
Inventories	172.6	(165.1)	7.5	–	–	–
Directories in development	–	165.1	165.1	–	–	–
Trade and other receivables	478.7	(27.5)	451.2	–	–	–
Cash and cash equivalents	55.5	–	55.5	2.4	–	2.4
Total current assets	706.8	(27.5)	679.3	2.4	–	2.4
Current liabilities						
Loans and other borrowings	(91.3)	–	(91.3)	–	–	–
Corporation tax	(28.0)	(0.8)	(28.8)	–	–	–
Trade and other payables	(317.7)	59.6	(258.1)	(59.1)	58.9	(0.2)
Total current liabilities	(437.0)	58.8	(378.2)	(59.1)	58.9	(0.2)
Net current assets	269.8	31.3	301.1	(56.7)	58.9	2.2
Total assets less current liabilities	1,954.6	209.6	2,164.2	1,950.7	64.8	2,015.5
Non-current liabilities						
Loans and other borrowings	(1,070.3)	–	(1,070.3)	–	–	–
Deferred tax liabilities	–	(68.5)	(68.5)	–	–	–
Retirement benefit obligations	–	(100.3)	(100.3)	–	–	–
Total non-current liabilities	(1,070.3)	(168.8)	(1,239.1)	–	–	–
Net assets	884.3	40.8	925.1	1,950.7	64.8	2,015.5
Capital and reserves						
Share capital	1,198.0	(12.4)	1,185.6	1,198.0	–	1,198.0
Other reserves	(115.4)	(44.5)	(159.9)	10.5	5.9	16.4
(Accumulated deficit) retained earnings	(198.3)	97.7	(100.6)	742.2	58.9	801.1
Equity shareholders' funds	884.3	40.8	925.1	1,950.7	64.8	2,015.5

30. Changes in Accounting Policies – Adoption of IFRS

continued

Group and Company Balance Sheets continued

At 31 March 2005

Reconciliation of total assets – Group	£m
Total assets – UK GAAP	2,391.6
(a) Share based payments	10.8
(b) Employee benefits	23.7
(c) Business combinations	–
(d) Intangible assets	97.7
(e) Income taxes	18.6
Total assets – IFRS	2,542.4

Reconciliation of total liabilities – Group	£m
Total liabilities – UK GAAP	(1,507.3)
(a) Share based payments	(4.3)
(b) Employee benefits	(100.3)
(d) Intangible assets	(11.7)
(e) Income taxes	(52.6)
(f) Events after balance sheet date	58.9
Total liabilities – IFRS	(1,617.3)

31. Post Balance Sheet Event

On 28 April 2006, the Yell Group announced that it had entered into an agreement with Telefónica S.A. (Telefónica) to acquire its 59.905% stake in Telefónica Publicidad e Información, S.A. (TPI) by way of an all cash public tender offer of €8.50 per share for the entire issued share capital of TPI. The acceptance period for this offer ends in July 2006.

TPI is the leading publisher of print and online directories in Spain where it publishes 182 directories and distributes over 36 million copies. TPI also has significant positions in a number of Latin American countries including leadership positions in Peru, Chile and Argentina, and is present in Brazil. TPI is a substantial and complementary extension to Yell's existing business, adding a third leg to our highly successful operations in the UK and US.

The acquisition will be financed using the proceeds from new shares placed on 28 April 2006, which raised approximately £350 million, and by refinancing our existing debt. On 2 May 2006, we refinanced our existing senior debt and replaced it with new senior debt. A portion of the proceeds of the new debt was used to defease our obligations under the Senior Notes. These were fully repaid on 2 June 2006. The new senior secured credit facilities of up to £4,300 million are fully underwritten by Citigroup Global Markets Limited, Deutsche Bank AG, Goldman Sachs International and HSBC Bank plc. In addition, these banks will provide Yell with a revolving credit facility of £400 million.

The acquisition of TPI is conditional on Yell shareholder approval, authorisation of the public tender offer by the CNMV, Spain's market regulator, and customary regulatory approvals. Therefore, completion of the acquisition cannot be assured however, it is expected to complete in July 2006.

Investors



Notice of Annual General Meeting

Notice is hereby given that the 2006 Annual General Meeting of Yell Group plc (the Company) will be held at The Plaisterers Hall, No. 1 London Wall, London, EC2Y 5JU on Thursday 20 July 2006 at 11.00am to consider the following resolutions.

Ordinary Resolutions

Resolution 1

That the report of the directors and auditors, and the audited accounts of the Company, for the year ended 31 March 2006 be received and considered.

The directors are required by law to present to the shareholders of the Company at a general meeting the report of the directors and auditors, and the audited accounts of the Company, for the year ended 31 March 2006. The report of the directors and the audited accounts have been approved by the directors, and the report of the auditors has been approved by the auditors, and a copy of each of these documents may be found in the Annual Report of the Company starting at page 41.

Resolution 2

That the final dividend of 10.2 pence per ordinary share in the Company recommended by the directors be declared and, if approved, payable on 25 August 2006 to holders of ordinary shares in the Company registered at the close of business on 28 July 2006.

It is a requirement of law that the final dividend for the year ended 31 March 2006 be approved by the shareholders of the Company. The amount to be declared as a final dividend may not exceed the amount recommended by the directors.

Resolution 3

That the report on the remuneration of directors for the year ended 31 March 2006 be approved.

The Directors' Remuneration Report Regulations 2002 require companies to include certain specified information on the remuneration of their directors for each financial year in a report and to give their shareholders an opportunity to approve such report. The report on the remuneration of the directors of the Company for the year ended 31 March 2006 may be found in the Annual Report of the Company starting at page 43.

Resolution 4

That John Condron be re-elected as a director.

Resolution 5

That John Davis be re-elected as a director.

Resolution 6

That Lyndon Lea be re-elected as a director.

Resolution 7

That Lord Powell of Bayswater be re-elected as a director.

Resolution 8

That Bob Scott be re-elected as a director.

Resolution 9

That Charles Carey be re-elected as a director.

Resolution 10

That John Coghlan be re-elected as a director.

Resolution 11

That Joachim Eberhardt be re-elected as a director.

Resolution 12

That Richard Hooper be elected as a director.

As a matter of best practice, all of the directors of the Company believe that they should retire and submit themselves for re-election at the 2006 Annual General Meeting. As Richard Hooper is a new appointment, shareholder consent to his election to the Board is required at the 2006 Annual General Meeting, the first such meeting since his appointment.

Biographical details of all of the directors of the Company may be found in the Annual Report of the Company starting at page 32.

Resolution 13

That PricewaterhouseCoopers LLP be reappointed auditors of the Company to hold office until the conclusion of the next general meeting of the Company before which accounts are laid.

The auditors are responsible for examining the annual accounts of the Company and forming an opinion as to whether they give a true and fair view of its results and financial position. It is a requirement of law that the Company appoint auditors at each meeting at which accounts are presented to its shareholders, such appointment to continue until the next meeting at which accounts are presented.

Resolution 14
That the directors be authorised to determine the remuneration of the auditors.

This resolution gives the directors of the Company the authority to determine the remuneration of the auditors for the audit work to be carried out by them in the next financial year. The amount of the remuneration paid to the auditors for the next financial year will be disclosed in the next audited accounts of the Company.

Resolution 15
That the directors be generally and unconditionally authorised under Section 80 of the Companies Act 1985 to allot relevant securities (as defined in that Act) up to an aggregate nominal amount of £1,615,347. This authority will expire at the conclusion of the next Annual General Meeting or, if earlier, 15 months from the date of this resolution. However, before this authority expires, the Company may make an offer or agreement which would or might require relevant securities to be allotted after the authority expires and the directors may allot relevant securities under any such offer or agreement as if the authority had not expired.

Section 80 of the Companies Act 1985 provides that the directors of a company cannot issue new shares in its capital without the approval of its shareholders. Accordingly, the purpose of this resolution is to give the directors of the Company authority to issue new shares in the capital of the Company up to a maximum amount of £1,615,347 which is approximately equivalent to 21 per cent of the issued ordinary share capital of the Company as at 5 June 2006. This resolution will allow the directors of the Company flexibility to act in the best interests of the Company and its shareholders by issuing new shares in appropriate circumstances.

Resolution 16
That the Company, and each of Yell Limited and Yellow Pages Sales Limited (wholly owned subsidiaries of the Company), be authorised to:

a) Make donations to EU political organisations
b) Incur EU political expenditure

in an aggregate amount not exceeding £100,000 during the period ending on the date of the next Annual General Meeting. For the purpose of this resolution 16, the phrases 'donations', 'EU political organisations' and 'EU political expenditure' shall have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

The Companies Act 1985 now includes provisions which require companies to obtain authority from their shareholders before they can make 'donations' to EU political organisations or incur 'EU political expenditure'. The definitions of 'donations' and 'EU political expenditure' are very broad and, as a result, may cover activities which form part of the normal non-partisan relationships between companies and the political world, even though these activities are not designed to support a particular political party or to influence support for any political party, and would not be considered as political donations in the ordinary sense of the word.

The Company does not, directly or through any of its subsidiaries, make donations to any political parties and the Company does not have any intention of doing so in the future. However, operating as it does in a regulated environment, the Company has a business need to maintain contact with politicians and political parties within the EU to make them aware of key issues affecting the Company and its subsidiaries, and the industry in which the Company and its subsidiaries operate. This can involve, for example, involvement in seminars and functions to which politicians may be invited and sponsoring meetings at political parties' conferences. Accordingly, in common with other companies, the Company is seeking the approval of its shareholders, on a precautionary basis so as to avoid contravening the Companies Act 1985, to incur a level of expenditure to cover all of these activities.

Special Resolutions
Resolution 17
That, provided resolution 15 has been passed, the directors be authorised under section 95 of the Companies Act 1985 to allot equity securities (as defined in that Act) for cash pursuant to the authority conferred on them by resolution 15, or where such allotment constitutes the allotment of equity securities by virtue of section 94 of that Act, as if section 89(1) of that Act did not apply to any such allotment. This authority is limited to:

a) Allotments connected to a rights issue to holders of ordinary shares in the Company (excluding any ordinary shares held by the Company as treasury shares) where the rights of each such holder are, as nearly as may be, proportionate to the number of ordinary shares held by such holder. The directors may exclude certain shareholders, deal with fractions and generally manage the rights issue as they think fit
b) The allotment (other than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £387,392

This authority will expire at the conclusion of the next Annual General Meeting or, if earlier, 15 months from the date of this resolution. However, before this authority expires, the Company may make an offer or agreement which would or might require equity securities to be allotted after the authority expires and the directors may allot securities under any such offer or agreement as if the authority had not expired.

Section 89 of the Companies Act 1985 gives existing shareholders in a company certain pre-emption rights with respect to allotments of new shares. A company can only disapply these rights with the approval of its shareholders. Accordingly, the purpose of this resolution is to allow the directors of the Company to allot ordinary shares in the Company for cash, or to transfer treasury shares for cash, other than to its existing shareholders on a pre-emptive basis up to a maximum amount of £387,392 which is equivalent to 5 per cent of the issued ordinary share capital of the Company as at 5 June 2006 and is in line with the recommended guidelines issued by institutional investor bodies.

Resolution 18

That, pursuant to Article 20 of its Articles of Association, the Company be generally and unconditionally authorised to purchase its own fully-paid ordinary shares in the Company by way of market purchases (within the meaning of section 163(3) of the Companies Act 1985) provided that:

a) The maximum number of ordinary shares in the Company that the Company may purchase is 77,478,527

b) The minimum price that the Company may pay for an ordinary share in the Company is 1.00 pence

c) The maximum price which the Company may pay for an ordinary share in the Company is not more than the higher of:

i) an amount equivalent to 105 per cent of the middle market price for an ordinary share in the Company (as set out in the Daily Official List published by London Stock Exchange) for the five business days immediately before the day on which the Company agrees to purchase ordinary shares in the Company, or

ii) the higher of the price of the last independent trade and highest current independent bid on the London Stock Exchange Trading System (SETS – the trading venue where the purchase is carried out)

d) this authority will expire at the conclusion of the next AGM or, if earlier, 15 months from the date of this resolution. However, before this authority expires, the Company may agree to purchase ordinary shares in the Company where the purchase will or may be completed, either fully or partly, after the authority expires and the Company may purchase such ordinary shares as if the authority had not expired

The directors consider, in certain circumstances, that it may be appropriate and in the best interest of shareholders generally for the Company to purchase its own shares. This resolution gives authority for the Company to purchase up to 77,478,527 ordinary shares which is approximately equivalent to 10 per cent of the issued share capital of the Company as at 5 June 2006. The directors have no specific plans to exercise any authority granted by this resolution in the future, but will keep the matter under review and will only make purchases where, in the light of prevailing market conditions, they consider it will result in an increase in earnings per ordinary share in the Company.

The total number of options to subscribe for ordinary shares in the Company outstanding as at 5 June 2006 was 24,250,378. This represents 3.13 per cent of the issued ordinary share capital of the Company at that date. If the Company were to buy back the maximum number of shares permitted pursuant to the passing of this resolution and cancel them, then the total number of options to subscribe for shares in the Company outstanding as at 5 June 2006 would represent 3.48 per cent of the reduced issued ordinary share capital of the Company.

The Companies (Acquisition of Own Shares)(Treasury Shares) Regulations 2003 (which came into force on 1 December 2003) enable companies to retain any of their own shares they have purchased as treasury shares with a view to their possible re-issue at a later date, rather than cancelling them as the law previously required. The Company will consider holding any of its own shares that it purchases pursuant to this resolution as treasury shares, which will give the directors flexibility in the management of the capital base of the Company. No dividends will be paid on treasury shares while held in treasury, and no voting rights will attach to them.

Only holders of ordinary shares in the Company on the Register of Members of the Company on 18 July 2006 at 11am are entitled to attend and vote at the Annual General Meeting.

A holder of ordinary shares in the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to vote on his behalf. A proxy need not be a shareholder of the Company.

Electronic proxy appointment through CREST
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 20 July 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Documents
The following documentation is available for inspection during business hours at the registered office of the Company on any weekday (not including public holidays). They will also be available for inspection at the Annual General Meeting venue, from 9.30am until the meeting concludes.

- Register of interest of directors (and their families) in the share capital of the Company
- Copy of all service contracts between the directors and the Company
- Copy of the Articles of Association of the Company
- Printed copies of this Notice of Annual General Meeting and the Company's Annual Report 2005/06

Further copies of the Company's Annual Report can be sent to shareholders on request, or viewed on the Company's website at www.yellgroup.com.

By Order of the Board



Howard Rubenstein

Company Secretary

9 June 2006

Financial Calendar

Financial Year Ended	31 March 2006
Annual General Meeting	20 July 2006
Final dividend record date	28 July 2006
Final dividend payment date	25 August 2006

Financial Year Ending	31 March 2007
First quarter results	25 July 2006
Interim results	7 November 2006
Interim dividend payment date	December 2006

Yell Contact Information

Shareholder Contact Details
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Website for online viewing about your holding:
www.shareview.co.uk

Lloyds TSB Registrars' telephone line for shareholders:
08706 094 537

Lloyds TSB Registrars' telephone line for employee shareholders:
08706 094 538

Text phone for the hard of hearing:
08706 003 950

Yell
Yell Group plc
Queens Walk
Reading
Berkshire
RG1 7PT
UK

www.yellgroup.com
Registered number: 4180320


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YELL

www.yellgroup.com

Yell Group plc, Queens Walk, Oxford Road
Reading, Berkshire RG1 7PT

™Trade mark of Yell Limited

CD 170 June 2006